UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO**

Commission File Number 001-40478

LifeStance Health Group, Inc.
(Exact name of Registrant as specified in its Charter)

Delaware	**86-1832801**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
4800 N. Scottsdale Road Suite 2500 Scottsdale, Arizona	**85251**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (602) 767-2100

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	LFST	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☒ NO ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). YES ☒ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant, based on the closing price of the shares of common stock on The Nasdaq Stock Market on June 30, 2024 was $682,900,584.

The number of shares of Registrant's Common Stock outstanding as of February 19, 2025 was 384,550,152.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive Proxy Statement relating to the 2025 Annual Meeting of Stockholders (the "Proxy Statement") are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. The Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the Registrant's fiscal year ended December 31, 2024.

Table of Contents

Cautionary Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Forward-looking statements can be identified by words such as "anticipate," "believe," "envision," "estimate," "expect," "intend," "may," "plan," "predict," "project," "target," "potential," "will," "would," "could," "should," "continue," "contemplate" and other similar expressions, although not all forward-looking statements contain these identifying words. For example, all statements we make relating to: our ability to grow our business, expand access to our patients and our payors and invest in our platform; our plan to partner with additional hospital systems, large primary care groups and other specialist groups; our expectation that we will continue to open de novo centers and acquire new centers; our growth rates and financial results; our plans and objectives for future operations, growth or initiatives and strategies; and our expected market opportunity are forward-looking statements.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties, factors and assumptions described in Part I, Item 1A, "Risk Factors" and elsewhere in this Annual Report on Form 10-K.

The forward-looking statements in this Annual Report on Form 10-K represent our views as of the date of this report. We undertake no obligation to publicly update any forward-looking statements whether as a result of new information, future developments or otherwise, except as required by law.

Channels of Disclosure of Information

We announce material information to the public through filings with the SEC, the investor relations page on our website, www.lifestance.com, press releases, public conference calls and public webcasts. The information disclosed by the foregoing channels could be deemed to be material information. As such, we encourage investors, the media and others to follow the channels listed above and to review the information disclosed through such channels. Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

Risk Factors Summary

An investment in our common stock involves risks. You should consider carefully the following risks, which are discussed more fully in "Item 1A. Risk Factors", and all of the other information contained in this Annual Report on Form 10-K before investing in our common stock. These risks include, but are not limited to, the following:

- if reimbursement rates paid by third-party payors are reduced or if third-party payors otherwise restrain our ability to obtain or deliver care to patients, our business could be materially harmed;

- we may not grow at the rates we historically have achieved or at all, even if our key metrics may imply future growth, including if we are unable to successfully execute on our growth initiatives and business strategies;

- if we fail to manage our growth effectively, our expenses could increase more than expected, our revenue may not increase proportionally or at all, and we may be unable to execute on our business strategy;

- our ability to recruit new clinicians and retain existing clinicians;

- we conduct business in a heavily regulated industry and if we fail to comply with these laws and government regulations, we could incur penalties or be required to make significant changes to our operations or experience adverse publicity, which could have a material adverse effect on our business, results of operations and financial condition;

- we are dependent on our relationships with supported practices, which we do not own, to provide healthcare services, and our business would be harmed if those relationships were disrupted or if our arrangements with these entities became subject to legal challenges;

- we operate in a competitive industry, and if we are not able to compete effectively, our business and financial performance would be harmed;

- the impact on us of healthcare reform legislation and other changes in the healthcare industry and in healthcare spending is currently unknown, but may harm our business;

- if our or our vendors' security measures fail or are breached and unauthorized access to our employees', patients' or partners' data is obtained, our systems may be perceived as insecure, we may incur significant liabilities, including through private litigation or regulatory action, our reputation may be harmed, and we could lose patients and partners;

- our business depends on our ability to effectively invest in, implement improvements to and properly maintain the uninterrupted operation and data integrity of our information technology and other business systems; and

- our existing indebtedness could adversely affect our business and growth prospects.

PART I

Item 1. Business

Unless stated otherwise or the context otherwise requires, the terms "we," "us," "our," "our business," "LifeStance" and "our Company" and similar references refer to LifeStance Health Group, Inc. and its consolidated subsidiaries and supported practices. References to "our employees" and "our clinicians" refer collectively to employees and clinicians, respectively, of our subsidiaries and supported practices. References to "our patients" refer to the patients treated by such clinicians.

Overview

Our vision is a truly healthy society where mental and physical healthcare are unified to make lives better. Our mission is to help people lead healthier, more fulfilling lives by improving access to trusted, affordable and personalized mental healthcare. To fulfill this mission, we have built one of the nation's largest outpatient mental health platforms based on number of clinicians and geographic scale.

We are dedicated to improving the lives of our patients by reimagining mental health through a tech-enabled in-person and virtual care delivery model built to expand access and affordability, improve outcomes and lower overall healthcare costs. We combine a personalized, digitally powered patient experience with differentiated, multidisciplinary clinical capabilities and in-network insurance relationships to fundamentally transform patient access to mental health treatment. By revolutionizing the way mental healthcare is delivered, we believe we have an opportunity to improve the lives and health of millions of individuals.

We employed 7,424 licensed mental health clinicians through our subsidiaries and supported practices in 33 states as of December 31, 2024. Our clinicians offer patients a comprehensive, multidisciplinary suite of mental health services, spanning psychiatric evaluations and treatment, psychological and neuropsychological testing, and individual, family and group therapy. We treat a broad range of mental health conditions, including anxiety, depression, bipolar disorder, eating disorders, psychotic disorders and post-traumatic stress disorder. Patients can receive care virtually through our online delivery platform or in-person at one of our conveniently located centers. Through our payor relationships, including national agreements with multiple payors, patients can utilize their in-network benefits when they receive care from one of our clinicians, enhancing access and affordability.

Mental illness is a large and growing crisis that creates a significant burden on the healthcare ecosystem. One in five U.S. adults and youths will experience mental illness each year. This disease burden has a broader impact across all of healthcare—healthcare costs for individuals with mental health conditions, including depression, have been shown to be approximately three and a half times higher than for people without those conditions.

However, there are significant barriers to addressing this crisis:

- *Lack of Access:* Despite the large burden of mental illness in the U.S., access to mental health treatment is plagued by significant challenges. Of patients with serious mental illness not receiving care in the past year, 29% reported that they did not know where to go for services, suggesting issues related to access. Even if patients are able to access a mental health professional, studies show they often face significant wait times. During this time, their underlying physical and mental health issues may worsen, potentially requiring treatment in costlier care settings like hospitals, emergency rooms and inpatient mental facilities.

- *Lack of Affordability*: The mental healthcare market remains under-reimbursed by commercial and government insurers, resulting in many clinicians only accepting cash pay for mental health services. The need to pay cash out-of-pocket for treatment reduces the likelihood that patients will receive treatment. Of patients with serious mental illness not receiving care in the past year, 46% reported that they could not afford the cost of treatment, and an additional 19% reported that their health insurance did not pay enough for mental health services.

- *Lack of Scale and Organization:* Outpatient mental health is highly fragmented. We believe that independent clinicians are burdened with significant non-clinical business demands, including marketing, payor contracting, billing and collecting, and other administrative tasks, impeding their ability to focus on their patients' care. A corresponding lack of resources to invest in infrastructure and technology exacerbates these burdens, even as growing regulatory and compliance requirements increase the need for them. This lack of technology further constrains access—for example, through limited or no virtual capabilities—while impeding the ability to effectively track patient data and outcomes as needed to ensure care is being delivered effectively.

- *Lack of Care Coordination:* Many primary care physicians and specialists are not well-equipped to identify and treat patients with mental health conditions, resulting in patients receiving treatments only once their condition has been exacerbated or not receiving treatment at all. This limited access to treatment has a significant social and economic impact.

We founded LifeStance to solve these challenges. More broadly, we recognized that addressing this unmet need would require a transformation of how mental healthcare is built and delivered. We developed powerful incentives for each of our stakeholders—patients, clinicians, payors and primary care and specialist physicians—to align with our mission, adopt our platform and drive our growth. We estimate that there are nearly 60 million adults in the United States with a mental health issue that our clinicians could address.

We Provide Patients Access to Convenient, Affordable, High-Quality Care

We are the front-door to comprehensive outpatient mental healthcare. Our clinicians offer patients a full spectrum of outpatient services to treat mental health conditions. Our in-network payor relationships improve patient access by allowing patients to access mental healthcare just as they would a primary care physician's visit without significant out-of-pocket cost or delays in receiving treatment. Our personalized, data-driven comprehensive care meets patients where they are through convenient virtual and in-person settings. We support our patients throughout their care continuum with purpose-built technological capabilities, including online assessments, digital provider communication, and seamless internal referral and follow-up capabilities.

We Empower Clinicians to Improve the Lives of Their Patients

We empower clinicians to focus on patient care and relationships by providing what we believe is a superior workplace environment, as well as clinical and technological capabilities to deliver high-quality care. We offer a unique employment model for clinicians in a collaborative clinical environment—with clinicians employed by our subsidiaries and supported practices—and we improve patient access through in-network payor contracts and primary care and specialist physician referrals. Our integrated platform and national infrastructure reduce administrative burdens for clinicians while increasing engagement and satisfaction. Our digital platform enables collaboration across the clinician team.

We Reduce Costs for Payors and Their Members

We partner with payors to deliver access to high-quality outpatient mental healthcare to their members at scale. Through our extensive scale, we offer payors a pathway to reduce overall cost of care in the broader healthcare system while supporting improved physical and mental health outcomes. By offering access to our services, payors also have an opportunity to reduce their employer customers' significant mental health costs arising from higher employee absenteeism and lower productivity.

We Enable Primary Care and Specialist Physicians to Deliver Superior Care

We collaborate with primary care and specialist physicians to enhance patient care. Primary care is an important setting for the treatment of mental health conditions—primary care physicians are often the sole connection to the healthcare system for patients with a mental illness and, in instances where patients have a chronic condition, specialist physicians often step into the role of primary care physicians in managing these patients' overall health. We partner with primary care physicians and specialist physician groups across the country to provide a mental healthcare network for referrals, and in certain instances, through virtual integration and physical co-location, to improve the diagnosis and treatment of their patients who suffer from mental health conditions.

We Have an Opportunity to Transform Healthcare as a Whole

To truly transform healthcare, the integration of mental and physical care is increasingly recognized as a critical priority. It is estimated that over one-third of all patients with chronic medical conditions have a co-occurring mental health disorder. Our scale, breadth of capabilities and value proposition to our key stakeholders enable us to drive this transformation. We have over 13 integrated care programs underway, including partnerships with primary care providers, specialists and chronic care providers as we lead efforts to demonstrate the ability of fully-integrated mental health models to improve overall health outcomes. In certain instances, we co-locate our clinicians at partners' facilities to promote seamless mental health treatment and enable collaborative delivery of care. We envision a future where the coordination and delivery of mental and physical care is accomplished collaboratively between primary care and mental health providers, and we are actively working to lead the mental health industry in this direction.

How We Generate Revenue

We generate revenue on a per-visit basis when a patient receives care from one of our clinicians. Depending on the state, our clinicians are either employed directly through our subsidiaries or through our supported practices, for which we manage day-to-day operations pursuant to long-term management services contracts. Our revenue is generally derived from patients with in-network insurance coverage, pursuant to which our subsidiaries or supported practices are reimbursed for patient services. For the year ended December 31, 2024, 91% of our revenue was derived from patients with commercial in-network payors, 5% of our revenue was derived from patients with government payors, 3% of our revenue was derived from patients on a self-pay basis and 1% of our revenue was derived from non-patient services. Our contracts with payors are typically structured as fee-for-service arrangements, with negotiated reimbursement rates for our clinical services. With respect to our supported practices, our revenue is derived from management fees negotiated under our management services contracts. We believe we are well-positioned to grow our revenue by catering to each of our stakeholders and remaining focused on our patient-centered mission.

We Deliver Value for All Key Stakeholders in the Healthcare Ecosystem

Our model is built to empower each of the healthcare ecosystem's key stakeholders and align around our shared goal of delivering a healthier life for patients by creating access to high-quality mental healthcare.

Our Patients Gain Access to High-Quality Care When and Where They Need It

Our clinicians treated more than 940,000 unique patients through approximately 7.9 million visits in 2024. We aim to deliver value to our patients in multiple ways:

- *Superior patient experience:* We have a relentless focus on delivering a superior experience to our patients. We enable our patients to conveniently see their clinician through their preferred choice of virtual or in-person visits. We optimize patient engagement through our convenient digital tools, including online scheduling, adherence reminders, online prescription refills and online payments. We believe our centers are built to a superior standard that provides our patients with a best-in class visit experience. Enabling our patients and elevating their experience makes them more likely to seek help, resulting in higher engagement and an increased likelihood they will continue treatment. We believe our superior patient experience drives increased patient engagement—in 2024, 86% of our patients have had two or more visits with our clinicians.

- *Front door to comprehensive mental healthcare:* We offer comprehensive, multidisciplinary access to a suite of services to meet our patients' needs through their mental healthcare journey. Our patients have access to our comprehensive team of licensed mental health clinicians, including psychiatrists, advanced practice nurses ("APNs"), psychologists and therapists. We use a data-driven digital onboarding process to match patients with clinicians based on their needs and collaborate to develop medically-driven care plans. We believe our breadth of clinical capabilities enables superior coordination among disciplines to deliver our patients the best possible care.

- *Increased access and affordability through in-network coverage:* We have national and regional payor relationships, which improve access and affordability for our patients. Our in-network patients can seek initial mental health screening, clinical treatment and subsequent therapy or follow-up as needed in a timely and affordable manner appropriate for their needs.

Our Clinicians Are Empowered to Focus on Improving the Lives of Their Patients

We deliver value to our clinicians through our clinician value proposition, which includes:

- *Mission-driven culture:* Our platform enables our clinicians to focus on delivering the best possible care to their patients. We augment their ability to serve their patients through technology tools and data, while freeing them from the many non-clinical burdens they face in independent practice, so that they can dedicate their time and energy to providing high-quality care to their patients.

- *Collegial and collaborative:* We promote a clinical culture of collaboration and ongoing learning for our team of mental health professionals. Our clinicians share evidence-based practices and meet regularly for continuing education and other collaborative opportunities for learning. They are also strongly supported to work together across disciplines to provide the most comprehensive and clinically effective care possible—often the most effective, evidence-based treatment modality is a combination of psychotherapy and psychiatric medication, and our mix of prescribers and non-prescribers supports the ability to provide optimal patient care.

- *Strong work-life balance:* Our conveniently located centers and virtual care delivery platform provide our clinicians with greater flexibility and convenience to serve their patients in whatever environment is most suitable. This flexibility improves clinician engagement, efficiency and their overall working environment.

- *Enhanced digital tools:* We have built a centralized operating platform that enables significant efficiencies for our clinicians, alleviating administrative burden, expanding availability for patient care and improving overall clinician satisfaction. Our unified electronic health record tracking platform, combined with our management of day-to-day operational aspects such as marketing, payor contracting, billing and collecting, intake, and scheduling, alleviates administrative burden and improves overall career engagement.

- *Robust support services:* With our robust support services, we alleviate the administrative burden and free clinicians from the many nonclinical burdens they face in an independent practice, allowing them to dedicate their time to patient care.

- *Competitive compensation package:* Our clinicians are employed as W-2 employees by our subsidiaries and supported practices rather than as independent contractors, the latter of which we believe is more common in the mental healthcare industry in the United States. Additionally, we offer a flexible visit-based economic model, which allows our clinicians to build their patient panels while flexibly managing caseloads.

Our Payor Partners Expand Access and Lower Costs

We have in-network payor relationships offering access to our clinician team. We deliver value to our payor partners in several ways:

- *Access to a national clinician employee base:* We deliver a scaled and comprehensive multidisciplinary mental healthcare offering with an appropriate mix of psychiatric and therapeutic expertise for payors to offer to their members and employer clients.

- *Lower total medical costs:* Long-term analyses demonstrate that incremental spend on mental healthcare for patients results in significantly higher savings in total healthcare costs. As a result, improving access and coverage of mental healthcare represents a large cost containment opportunity with a compelling return on investment.

- *Stronger member and client value proposition:* We believe our clinicians provide best-in-class mental health treatment services and experience, which enables payors to provide to their members a superior experience. Because mental health conditions can lead to employee absenteeism and lower productivity, we believe our payor partners are also well-positioned to deliver value to their employer clients.

Our Primary Care and Specialist Physician Partners Can More Effectively Improve the Lives of their Patients

We partner with primary care physicians and specialist physician groups to deliver improved health outcomes for our shared patients:

- *More efficient referral base to broaden access:* We offer our primary care and specialist partners a diverse group of mental health clinicians to which they can refer their patients, allowing their patients to receive high-quality, evidence-based care covering their mental and physical health needs. Large provider groups can partner with us to streamline their mental health referrals and receive visibility into the status of their patients once they are referred. By gaining access to our extensive team of clinicians, primary care and specialist physicians feel more comfortable screening for and identifying mental health conditions and can more easily and consistently connect patients with the care they need.

- *Enable more integrated care and lower costs:* We believe mental and physical healthcare integration may help lower costs to our primary care physician partners under payment models where reimbursement rates are tied to quality and value-based outcomes. Our collaborative models of care, delivered through our partnerships with primary care physicians and specialists, aim to improve early diagnosis of mental health conditions, leading to more timely and appropriate treatment, which in turn may lead to improved quality outcomes and lower costs.

Our Growth Strategies

We believe we are well positioned to sustain our strong track record of growth and to reimagine mental healthcare in the United States. To achieve this, we are anchored on delivering the highest-quality care for our patients and our value proposition to our key stakeholders.

Highly Scalable Platform with Proven Growth Playbook

To drive growth in our clinician base, we have developed an in-house clinician recruiting model that is built on our compelling clinician value proposition. We believe our guiding principle of creating a national platform built with a patient and clinician focus has made us the partner of choice for smaller, independent practices.

In addition to expanding existing and acquiring practices, we open de novo centers in certain markets to provide physical locations for our clinicians to deliver on our hybrid model of in-person or virtual care.

Expand and Optimize Our Presence in Existing Markets

We believe we have built a powerful market growth engine that allows us to rapidly grow our presence within our markets and unlock potential latent demand through our differentiated scale, access and affordability. We have a significant opportunity to scale within our existing footprint. Our investments in technology are a critical component of our growth, improving our patient and clinician experience and enabling us to leverage our platform scale to expand our reach. Our virtual and in-person care model allows us to optimize our utilization within our existing center and clinician footprint while flexibly scaling our platform capacity across our markets to meet demand. Our existing payor and primary care physician relationships further support this rapid growth by improving our patient access as we grow in our markets. Our unified technology and operational platform is also highly scalable, helping us sustain our rapid growth.

In connection with our expansion through de novo centers and acquisitions, in 2023, we announced a strategic re-focus, to prioritize resources and close certain centers as a direct result of changes to our business model driven by a shift to more virtual visits. As a result, we have completed a significant reduction in physical space and exited several underoccupied offices by both negotiating terminations of and abandoning certain real estate leases, and plan to continue to optimize our real estate footprint on a go-forward basis as part of our recurring operations.

Enter into New Markets

We believe our model is highly replicable nationally. We identify new markets based on the core characteristics of attractive patient population demographics, substantial clinician recruiting opportunities, untreated patient communities and a diverse group of payors. We are able to enter new markets and grow our clinician base in those markets via acquisitions of clinician groups and through clinician hiring. Acquired centers and de novo centers provide a physical location for our clinicians, allowing care to be delivered in-person or virtually based on optimal patient care. Our multiple national payor contracts ensure we have immediate in-network coverage in our new markets, transforming patient access and unlocking potential latent demand. The highly fragmented nature of our industry provides us with significant opportunity to build and expand our presence across the United States.

Consistent with the corporate practice of medicine doctrine, in certain states, we acquire and operate some of our centers as supported practices.

Grow Our Partnerships with Key Stakeholders

We enjoy preferred national relationships with a number of payors based on our scale, comprehensive service offering and ability to integrate mental healthcare. We are focused on improving the lives of our patients through validated outcomes that enable healthcare cost savings and further increasing our value as a partner to payors, primary care and specialist physicians and employers. Our goal is to continue to closely integrate mental and physical care. We believe that increased integration across the industry could enable payors to realize their population health goals and enable our primary care and specialist physician partners to successfully operate within value-based care and outcomes-driven reimbursement models. As we continue to grow, we see an opportunity to augment the scope of our relationships with each of our stakeholders. We believe our deepening relationships with each of these key healthcare stakeholders will further drive our success as we benefit from continued growth in our patient referral networks.

Our Integrated Platform Is Reimagining Mental Health

We have purpose-built an integrated platform to reimagine how mental healthcare is delivered. Our patient-focused platform combines differentiated clinical capabilities with a personalized, digitally powered patient experience designed to transform patient access and treatment.

Extensive Scale, Breadth and Access

We are reimagining access to mental healthcare in the United States. We are one of the nation's largest providers of outpatient mental healthcare in the country based on the number of clinicians we employ through our subsidiaries and our supported practices and our geographic scale, employing 7,424 dedicated clinicians in 33 states, as of December 31, 2024. In 2024, our clinicians treated more than 940,000 unique patients through approximately 7.9 million visits. We serve all patient demographics through a comprehensive suite of mental health services to treat the most common mental health conditions. Our care delivery model enables patient access via virtual or in-person visits, at their convenience. We believe the scale, breadth and depth of our offering is unmatched in our industry.

Our Clinicians

We strive to provide a best-in-class working environment for our 7,424 employed psychiatrists, APNs, psychologists and therapists. We believe our dedicated employment model offers a superior value proposition compared to independent practice. We employ a comprehensive range of mental health professionals to provide multi-disciplinary clinical modalities through our subsidiaries and our supported practices. We serve all patient demographics—children, adolescents, adults and geriatrics. Patients have seamless access to our multidisciplinary team of licensed mental health clinicians, including psychiatrists, APNs, psychologists and therapists. Our breadth of clinical capabilities facilitates coordination across psychiatric and psychotherapy treatment modalities, limiting the need to refer patients externally as their needs are met within our comprehensive service offerings. Our clinicians have access to our digital platform, which allows for shared electronic medical records for internal communication, and facilitates patient referrals within our clinician team, both of which support our collaborative approach to care.

Our Clinical Services

We offer a comprehensive suite of services to meet patients' needs across their mental healthcare journey. Our clinicians provide services spanning psychiatric evaluations and treatment, psychological and neuropsychological testing, and individual, family and group therapy. We treat a broad range of mental health conditions, including anxiety, depression, bipolar disorder, eating disorders, psychotic disorders and post-traumatic stress disorder. We use evidence-based approaches to ensure effective treatment.

Our Digital Strategy

We believe that, while advanced digital capabilities are an essential part of the future of mental healthcare delivery, it is difficult to replicate and replace the in-person, human aspect of care. As a result, we have built a holistic, people-driven, digitally enabled care experience.

From the first interaction with LifeStance, our digital capabilities enable us to improve patient access, match patients with clinicians more efficiently and successfully, inform clinician decisions through data-driven insights and streamline referrals and consultations.

We are uniting virtual and in-person treatment with the goal to redefine the delivery of mental healthcare for consumers across the ecosystem—one that delivers virtual engagement as personalized and human as the best in-person visits, and in-person visits as simple and seamless as the best digital experiences.

Across our digital pathways, through our ability to increase access to care and lower the cost of treatment, we believe LifeStance delivers distinct value today, while continuing to shape and bring to life a vision for potentially even greater value in the future.

Our Hybrid Care Delivery Model

We deliver comprehensive care to our patients through a seamless and convenient virtual and in-person experience that allows patients to choose how they access their treatment. Within our care delivery model, patients can easily switch from virtual to in-person care due to unforeseen circumstances—for example, if they are delayed at work, traveling or at home with an ill child—which improves continuity of care. This flexibility is especially critical in certain circumstances when, for example, a patient changes medications and a two-week follow-up is necessary to ensure effectiveness. Our hybrid virtual and in-person delivery model is also crucial in treating certain mental health conditions, such as active substance abuse, eating disorders and autism, where we believe in-person treatment is essential to generate successful outcomes compared to virtual-only delivery models.

Our Centers

When they choose to do so, our patients can receive in-person care at one of our 569 centers, both acquired and de novo. Currently, our typical de novo center comprises 4,000 to 5,000 square feet and 12 to 15 clinician exam rooms. We aim systematically to locate our de novo centers within a given market to ensure convenient coverage for in-person access to care. To provide our patients and clinicians with flexibility, our centers are generally open five days a week from 7:00 a.m. to 9:00 p.m. local time, with some open on Saturdays. Each of our centers offers a comprehensive clinical care team of clinicians offering psychiatric and psychotherapy services.

We aim to provide a superior in-person patient experience. Our de novo centers are built and fully outfitted to architectural design standards to create a comfortable and welcoming experience for our patients and clinicians that is replicated across our markets. Our spaces are compassionate, human-centric environments, thoughtfully designed to support best practices in mental healthcare, while providing a collaborative and inclusive backdrop for patients and clinicians alike.

Our Virtual Care

To enhance patient access, we offer patients the ability to conduct a given visit with their clinician virtually. Our virtual visit experience is convenient and easy to use. Patients can schedule their visit online and are able to conduct their visit via our digital platform at the time of their appointment from their computer, mobile device or tablet. In advance of their appointments, patients are sent an automatic reminder via text or e-mail, depending on their preference, with a link to launch the visit. We further optimize patient engagement through our convenient digital tools, including online messaging, adherence reminders, online prescription refills and online payments. Our patient portal allows patients and clinicians to communicate regularly, which is critical in a variety of circumstances, including for example, to help prevent errors in medication dosing and compliance. By offering these accessible tools, we believe patients are more likely to seek care and maintain appointments, driving further engagement and improving health outcomes.

Our Patient Acquisition Strategy

We focus on driving growth in our patient base primarily through two avenues: pursuing contracts with payors on a national, regional and local level; and our development of referral relationships with physicians, most notably in primary care, as well as specialist physicians.

Our Payor Relationships

We have a large and diverse base of national, regional and local payors. Our dedicated payor relationship team is divided into regions to ensure that strong relationships with regional operations teams and insurance companies are cultivated. Our payor contracting teams consist of professionals with decades of experience working with a broad spectrum of payors from large national payors to regional and state-based payors. We believe this expertise is critical to allowing our team to engage with payors more effectively than other providers. Our teams negotiate, implement and manage new payor relationships, drive regional rate improvement and advance key initiatives. To expand this network and grow access to covered patients, we continue to evaluate new payor relationships and national and regional contracts where we believe the payor's policies and approach to mental healthcare align with our mission while also seeking to drive regional rate improvement, including terminating certain of our lower-volume payor contracts, to support continued investment in our differentiated model for delivering mental healthcare. Two payors individually exceeded 10% of our total revenue for the year ended December 31, 2024: UnitedHealthcare and Elevance Health, Inc., comprising 17% and 15%, respectively. Our contracts with payors are generally fee-for-services arrangements. Currently, only a small portion of our contracts provide for incremental payments tied to the attainment of quality or performance metrics, and such payments comprised an immaterial portion of our revenue during the period.

Our Physician Relationships

We have a large base of regional referring primary care physicians, specialist physicians and other network providers. Within our markets, we partner with primary care practice groups, specialists, health systems and academic institutions to refer patients to our centers and clinicians. To build and maintain this base of partners we have a dedicated partner relationship team that works directly with these partners along with our regional operations teams. This team focuses primarily on creating awareness of our platform and services including existing and new centers as well the introduction of newly hired clinicians with appointment availability and providing defined referral pathways to help these partners and their patients timely access care. When establishing new centers, we seek to build relationships with proximally located primary care and specialty offices as well as psychiatric hospitals to raise awareness. We achieve this through in-person visits as well as offline and online marketing.

Our Marketing Efforts

We also use marketing strategies to develop our national brand to increase brand awareness and promote additional channels of patient recruitment. Our channel marketing strategies are online through web, social media and paid social ad campaigns and search engines, including direct-to-consumer paid search optimization. Clinicians accepting new patients can be booked for appointments directly online. We also hand out a limited number of printed brochures or other marketing materials to raise awareness of the Company locally.

Organization

Some states have laws that prohibit business entities with non-physician owners from practicing medicine, which are generally referred to as the corporate practice of medicine. See "—Government Regulation—Corporate Practice and Fee-Splitting." In states where we are not subject to corporate practice of medicine laws, we operate our business through centers that are wholly owned by our subsidiaries. In states where the corporate practice of medicine doctrine applies, in order to comply with such laws, we do not own the centers or directly employ the clinicians. Instead, such practices are owned by our Chief Medical Officer or other licensed clinical leadership employees. However, we own substantially all of the non-medical assets of the center and enter into a long-term management services contract with the center pursuant to which we provide all the management services to the center that it needs to operate, with the exception of medical or clinical services. As of December 31, 2024, 397 of our 569 centers were operated as supported practices. We manage our wholly-owned centers and supported practices consistently and generally do not distinguish between our wholly-owned centers and supported practices in operating our business, subject to compliance with applicable law.

Our subsidiaries directly employ the clinicians who practice at our wholly-owned centers, whereas, with respect to our supported practices, our supported practices directly employ the clinicians. Any payment to a clinician at a supported practice is made pursuant to the clinician's employment agreement with the supported practice (not through the management services contract).

Payor Agreements

We and our supported practices have payor relationships across multiple independent regional and national contracts. These relationships allow members to utilize their in-network benefits when such individual elects to receive service from one of our clinicians. As of December 31, 2024, our contracts with payors typically provide for an initial term of one to three years and auto-renewal thereafter for additional one-year terms, with a majority of those agreements in automatic annual renewal stages. The contracts with our two largest payor partners are entered into on substantially consistent terms. In most markets, our practices have been contracted (in-network with payors) for more than a decade. While length of contract and economic terms are often negotiated, payors generally use form contracts that contain terms and conditions that are standard in the industry. A small number of our agreements with payors also include terms and conditions to incentivize us and facilitate our ability to provide quality care to that plan's members, with modest bonus payments tied to quality or utilization metrics.

The contracts governing the relationships with our payors include terms such as the period of performance, reimbursement rates and termination clauses. Typically, these contracts provide for a pre-determined fee based on a negotiated fee for service schedule or a customary charge that is typically a certain percentage of the fees specified in the CMS Medicare Physician Fee Schedule that is charged to the patient and the payor when a patient covered by the payor obtains services from one of our clinicians.

Many of our contracts are terminable for convenience by either the payor or us after a notice period has passed. The related notice period in our contracts is negotiated on a case-by-case basis and is dependent on many factors, some of which are outside of our control. Most of our contracts include cure periods for certain breaches, during which time we may attempt to resolve any issues that would trigger a payor's ability to terminate the contract. Certain of our contracts may be terminated immediately by the payor if we lose applicable licenses, go bankrupt, lose our liability insurance, become insolvent, file for bankruptcy or receive an exclusion, suspension or debarment from state or federal government authorities. Additionally, if a payor were to lose applicable licenses, go bankrupt, lose liability insurance, become insolvent, file for bankruptcy or become excluded, suspended or debarred by state or federal government authorities, our contract with such payor could in effect be terminated. The loss, termination or renegotiation of any contract could negatively impact our results. In addition, as payors' businesses respond to market dynamics and financial pressures, and as they make strategic business decisions in respect of the lines of business they pursue and programs in which they participate, we expect that certain of our payors will, from time to time, seek to restructure their agreements with us.

The contracts with our payors impose other obligations on us. For example, we typically agree that all services provided under the payor contract and all employees providing such services will comply with the payor's policies and procedures. Further, upon termination, we are generally obligated to continue the provision of covered services to a member for a certain amount of time or a given event, for example, for a period of 60 days or until the member is discharged from services. In addition, in most instances, we have agreed to indemnify our payors against certain third-party claims, which may include claims relating to the services performed under the agreement.

Competition

The market for mental health services is competitive. We compete in a highly fragmented market with direct and indirect competitors that offer varying levels of impact to key stakeholders such as patients, clinicians, payor partners and physician partners. Our competitors primarily include other mental health providers that deliver services virtually or in-person. Our indirect competitors also include episodic consumer-driven point solutions, such as in-person and virtual life coaching, digital therapy and support tools and other technologies related to mental healthcare. As the demand and market for mental health services continue to grow, we may also face competition from new market entrants, including major retailers that have recently begun to offer in-person and virtual mental healthcare in certain markets. However, as our market grows, new stakeholders in the healthcare ecosystem could provide increased partnership opportunities for us. Each of the individual geographic areas in which we operate has a different competitive landscape. In each of our markets we compete with other mental health providers for patients and in contracting with commercial payors. In addition, we face intense competition from other clinical practices, hospitals, health systems and other outpatient mental health providers in recruiting psychiatrists, APNs, psychologists, therapists, and other healthcare professionals.

The principal competitive factors in our industry include:

- patient engagement and satisfaction;
- quality outcomes for patients;
- comprehensive digital tools;
- ability to negotiate favorable reimbursement rates;
- convenience, accessibility and availability;
- brand awareness and reputation;
- technology capabilities;
- ability to attract and retain quality clinicians;
- employment models;
- geographic footprint;
- level of participation in insurance plans;
- scalability of models; and
- financial resources and stability.

We believe that we compete favorably with our competitors on the basis of these factors and we believe the offerings of competitors inadequately simultaneously address the needs of key stakeholders or fail to do so at scale. See "Risk Factors—Risks Related to Our Business—We operate in a competitive industry, and if we are not able to compete effectively our business, results of operations and financial condition would be harmed."

Government Regulation

The healthcare industry and the practice of medicine are governed by an extensive and complex framework of federal and state laws, which continue to evolve and change over time. The costs and resources necessary to comply with these laws are high. Our profitability depends in part upon our ability to operate in compliance with applicable laws and to maintain all applicable licenses. As the applicable laws and rules change, we are likely to make conforming modifications in our business processes from time to time. In some jurisdictions where we operate, neither our current nor our anticipated business model has been the subject of formal judicial or administrative interpretation. A review of our business by courts or regulatory authorities could result in determinations that could adversely affect our operations or healthcare regulatory environment may change in a way that impacts our operations.

Practice of Medicine

Corporate Practice and Fee-Splitting

The corporate practice of medicine prohibition exists in some form, by statute, regulation, board of medicine or attorney general guidance, or case law, in certain of the states in which we operate. These laws generally prohibit the practice of medicine or practice of psychology by lay-persons or entities and are intended to prevent unlicensed persons or entities from interfering with or inappropriately influencing providers' professional judgment.

In these states, we contract with supported practices, who in turn employ or retain licensed clinicians and other staff to deliver mental healthcare services to patients. We enter into management contracts with our supported practices pursuant to which we provide a wide range of administrative services and receive payment from our supported practices. These administrative services arrangements are subject to state laws, including those in certain of the states where we operate, which prohibit the practice of medicine and the corporate practice of psychology by, and/or the splitting of professional fees with, non-professional persons or entities such as general business corporations.

Corporate practice and fee-splitting prohibitions vary widely from state to state. In addition, such prohibitions are subject to broad powers of interpretation and enforcement by state regulators. Our failure to comply could lead to adverse action against us and/or our clinicians by courts or state agencies, civil or criminal penalties, loss of clinician licenses, or the need to restructure our business model and/or clinician relationships, any of which could harm our business.

Practice of Medicine and Provider Licensing

The practice of medicine and the practice of psychology are subject to various federal, state, and local laws and requirements, including, among other things, laws relating to quality and adequacy of care, clinical personnel, supervisory requirements, mental health, medical equipment, and the prescribing and dispensing of pharmaceuticals and controlled substances.

Telehealth Provider Licensing, Medical Practice, Certification and Related Laws and Guidelines

Clinicians who provide professional medical services to a patient via telehealth must, in most instances, hold a valid license to practice medicine in the state in which the patient is located. Federal and state laws also limit the ability of clinicians to prescribe pharmaceuticals and controlled substances via telehealth. We have established systems for ensuring that our supported clinicians are appropriately licensed under applicable state law and that their provision of telehealth to our members occurs in each instance in compliance with applicable rules governing telehealth. Failure to comply with these laws and regulations could lead to adverse action against our clinicians, which could harm our business model and/or clinicians relationships and have a negative impact on our business.

State and Federal Health Information Privacy and Security Laws

HIPAA

We must comply with various federal and state laws related to the privacy and security of personal identifiable information ("PII"), including health information. In particular, the federal Health Insurance Portability and Accountability Act of 1996 ("HIPAA") establishes privacy and security standards that limit the use and disclosure of protected health information ("PHI") and requires the implementation of administrative, physical, and technical safeguards to ensure the confidentiality, integrity, and availability of PHI. HIPAA's requirements are also directly applicable to the contractors, agents, and other business associates of covered entities that create, receive, maintain, or transmit PHI in connection with their provision of services to covered entities. Certain of our entities and supported practices are covered entities, while our management service entities are business associates. Additionally, under guidance from the Department of Health and Human Services Office for Civil Rights ("OCR"), deploying online tracking technologies generally used to collect and analyze information about user behavior and enhance the user experience may, under certain circumstances, constitute an impermissible disclosure of PHI under HIPAA and result in liability. The OCR also finalized a rule in April of 2024 modifying existing standards permitting uses and disclosures of PHI when PHI pertains to reproductive healthcare, which is defined broadly.

Violations of HIPAA may result in civil and criminal penalties. The civil penalties include civil monetary penalties of up to $71,162 per violation, not to exceed $2,134,831 for violations of the same standard in a single calendar year (as of 2024, and subject to periodic adjustments for inflation), and in certain circumstances, criminal penalties with fines up to $250,000 per violation and/or imprisonment. However, a single breach incident can result in violations of multiple standards.

We are also subject to the HIPAA breach notification rule, which requires covered entities to notify affected individuals of breaches of unsecured PHI. In addition, covered entities must notify the OCR and the local media if a breach affects more than 500 individuals. Breaches affecting fewer than 500 individuals must be reported to OCR on an annual basis. The HIPAA regulations also require business associates to notify the covered entity of breaches by the business associate.

Many states in which we operate have their own laws protecting the privacy and security of personal information, including health information. We must comply with such laws in the states where we do business in addition to our obligations under HIPAA. In some states, such as California and Washington, state privacy laws are even more protective than HIPAA. It may sometimes be necessary to modify our operations and procedures to comply with these more stringent state laws. State data privacy and security laws are subject to change and exist in more than 20 states, and we could be subject to financial penalties and sanctions if we fail to comply with these laws.

42 C.F.R. Part 2 and Other Privacy Laws

The Federal Substance Abuse Confidentiality Regulations, known as 42 C.F.R. Part 2 ("Part 2"), serve to protect patient records created by federally assisted programs for the treatment of substance use disorders. The fine structure for Part 2 violations was recently updated in February 2024 to align the civil and criminal enforcement authorities that apply to HIPAA violations. As such, the penalties for Part 2 violations have increased, rising from up to $5,000 for individuals and $10,000 for organizations on a per-violation basis to a $50,000 maximum penalty for failure to comply with the Part 2 requirements and a $250,000 maximum penalty for wrongful disclosure of individually identifiable health information.

In addition to federal and state laws protecting the privacy and security of personal information, we may be subject to other types of federal and state privacy and consumer protection laws, including laws that prohibit unfair privacy and security practices and deceptive statements about privacy and security, along with laws that impose specific requirements on certain types of activities, such as data security and texting.

In recent years, there have been a number of well publicized data breaches involving the improper use and disclosure of PII and PHI. Many states have responded to these incidents by enacting laws requiring holders of personal information to maintain safeguards and all 50 states require certain actions in response to a data breach, such as providing prompt notification of the breach to affected individuals and state officials and, in some states, provision of credit monitoring services and/or other relevant services to impacted individuals. In addition, under HIPAA and pursuant to the related contracts that we enter into with our clients who are covered entities, we must report breaches of unsecured PHI to our clients following discovery of the breach. Notification must also be made in certain circumstances to affected individuals, federal authorities and others.

In addition to privacy and security laws, healthcare providers are also subject to additional requirements intended to promote interoperability and the exchange of patient health information. Pursuant to rules promulgated under the 21st Century Cures Act, healthcare providers are prohibited from engaging in "information blocking" activities that interfere with legally permissible access exchange, or use of electronic health information. Violations may result in penalties of up to $1,000,000 per violation, and enforcement of the information blocking penalties began on September 1, 2023.

Association and network rules

In addition to the applicable privacy and data security laws, we may be subject to card association rules and regulations. For example, an independent standards-setting organization, the Payment Card Industry ("PCI") Security Standards Council developed a set of comprehensive requirements concerning payment card account security through the transaction process, called the Payment Card Industry Data Security Standard ("PCI DSS"). All merchants and service providers that store, process and transmit payment card data are required to comply with PCI DSS as a condition to accepting credit cards. We must implement certain data security measures and are subject to annual reviews to ensure compliance with PCI standards worldwide and are subject to fines and other penalties if we fail to maintain a valid certificate or are otherwise are found to be non-compliant.

Federal and State Fraud and Abuse Laws

Federal Stark Law

We are subject to the federal physician Ethics in Patient Referrals Act, commonly known as the Stark Law, which prohibits physicians from referring Medicare or Medicaid patients to an entity for the provision of certain "designated health services" if the referring physician or a member of the physician's immediate family has a direct or indirect financial relationship (including an ownership interest or a compensation arrangement) with the entity, unless an exception applies. The Stark Law is a strict liability statute, which means intent to violate the law is not required. In addition, the government and some courts have taken the position that claims presented in violation of various fraud, waste, and abuse laws, including the Stark Law, can be considered a predicate legal violation to submission of a false claim under the federal False Claims Act (described below) on the grounds that a provider impliedly certifies compliance with all applicable laws and rules when submitting claims for reimbursement. Penalties for violating the Stark Law may include: denial of payment for services ordered in violation of the law, recoupments of monies paid for such services, civil penalties for each violation and three times the dollar value of each such service, and exclusion from participation in government healthcare programs. Violations of the Stark Law could have a material adverse effect on our business, financial condition, and results of operations.

Federal Anti-Kickback Statute

We are also subject to the federal Anti-Kickback Statute, which, subject to certain exceptions known as "safe harbors," prohibits the knowing and willful offer, payment, solicitation or receipt of any bribe, kickback, rebate or other remuneration, in cash or in kind, in return for, or to induce, the (1) the referral of a person covered by government healthcare programs, (2) the furnishing or arranging for the furnishing of items or services reimbursable under government healthcare programs, or (3) the purchasing, leasing, ordering, or arranging or recommending the purchasing, leasing, or ordering, of any item or service reimbursable under government healthcare programs. Federal courts have held that the Anti-Kickback Statute can be violated if just one purpose of a payment is to induce referrals. Actual knowledge of this statute or specific intent to violate it is not required, which makes it easier for the government to prove that a defendant had the state of mind required for a violation. In addition to a few statutory exceptions, the Office of Inspector General ("OIG") of the U.S. Department of Health and Human Services ("HHS") has promulgated safe harbor regulations that outline categories of activities that are deemed protected from prosecution under the Anti-Kickback Statute, provided all applicable criteria are met. The failure of a financial relationship to meet all of the applicable safe harbor criteria does not necessarily mean that the particular arrangement violates the Anti-Kickback Statute, but business arrangements that do not fully satisfy all elements of a safe harbor may result in increased scrutiny by OIG and other enforcement authorities. Violations of the Anti-Kickback Statute can result in exclusion from government healthcare programs as well as civil and criminal penalties, including fines of $124,732 per violation (as of 2024, and subject to periodic adjustments for inflation) and three times the amount of the unlawful remuneration. Violations of the Anti-Kickback Statute could have a material adverse effect on our business, financial condition, and results of operations.

Although we believe that our arrangements with physicians and other referral sources comply with current law and available interpretative guidance, as a practical matter, it is not always possible to structure our arrangements so as to fall squarely within an available safe harbor. Additionally, we expect the OIG to issue new regulations adding and modifying safe harbors and to issue new fraud alerts covering the latest conduct that OIG finds problematic, having published a notification of intent to develop regulations and request for public comment on November 27, 2024.

False Claims Act

The federal False Claims Act prohibits knowingly presenting, or causing to be presented, false claims to government programs, such as Medicare or Medicaid. In addition, the improper retention of an overpayment for 60 days or more is also a basis for a False Claim Act action, even if the claim was originally submitted appropriately. Some states have adopted similar fraud and false claims laws. Government agencies engage in significant civil and criminal enforcement efforts against healthcare companies under the False Claims Act and other civil and criminal statutes. False Claims Act investigations can be initiated not only by the government, but by private parties through *qui tam* (or whistleblower) lawsuits. Penalties for False Claims Act violations include fines ranging from $13,946 to $27,894 per false claim or statement (as of 2024, and subject to annual adjustments for inflation), plus up to three times the amount of damages sustained by the federal government. Violations of the False Claims Act violations can also result in exclusion from participation in government healthcare programs.

State Fraud, Waste and Abuse Laws

Several states in which we operate have also adopted similar fraud, waste, and abuse laws to those described above. The scope and content of these laws vary from state to state and are enforced by state courts and regulatory authorities. Some states' fraud and abuse laws, known as "all-payor laws," are not limited to government healthcare programs, but apply more broadly to items or services reimbursed by any payor, including commercial insurers. Liability under state fraud, waste, and abuse laws could result in fines, penalties, and restrictions on our ability to operate in those jurisdictions.

Other Healthcare Laws

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act ("HITECH"), and their implementing regulations, includes several separate criminal penalties for making false or fraudulent claims to non-governmental payors. The healthcare fraud statute prohibits knowingly and recklessly executing a scheme or artifice to defraud any healthcare benefit program, which includes private payors. Violation of this statute is a felony and may result in fines, imprisonment, or exclusion from government healthcare programs. The false statements statute prohibits knowingly and willfully falsifying, concealing, or covering up a material fact by any trick, scheme, or device, or making any materially false, fictitious, or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items, or services. Violation of this statute is a felony and may result in fines or imprisonment. This statute could be used by the government to assert criminal liability if a healthcare provider knowingly fails to refund an overpayment.

In addition, the Civil Monetary Penalties Law imposes civil administrative sanctions for, among other violations, (1) inappropriate billing of services to government healthcare programs, (2) employing or contracting with individuals or entities who are excluded from participation in government healthcare programs, and (3) offering or providing Medicare or Medicaid beneficiaries with any remuneration, including full or partial waivers of co-payments and deductibles, that are likely to influence the beneficiary's selection of a particular provider, practitioner, or supplier (subject to an exception for non-routine, unadvertised co-payment and deductible waivers based on individualized determinations of financial need or exhaustion of reasonable collection efforts).

Protections against surprise billing have also been promulgated in connection with the Consolidated Appropriations Act of 2021, which introduced the "No Surprises Act." Becoming effective on January 1, 2022, this rule created new protections against surprise billing and excessive cost sharing for healthcare consumers and creates a dispute resolution process to rectify cost disparities.

State Healthcare Competition and Planning Laws

Several states in which we operate—including California, Illinois, Indiana, Massachusetts, Minnesota, Nevada, New York, Oregon and Washington—have adopted competition and healthcare planning laws that affect transactions in the healthcare industry, which are becoming more in-depth and time-consuming. Some states require notification, filings, and/or approvals by state agencies with respect to proposed transactions involving healthcare providers. Such processes can take significant time, require filing fees, result in conditions that require certain operational changes, and include regular annual reviews regarding the cost and quality of services, among other topics. These laws and the level of enforcement by the respective state agencies are subject to continuous change and interpretation, and compliance with these laws could adversely affect our business.

Intellectual Property

Our intellectual property is an important asset of the Company that enables us to develop, market, and sell our services and enhance our competitive position. We rely on trademarks, confidentiality procedures, non-disclosure agreements, and employee non-disclosure and invention assignment agreements to establish and protect our proprietary rights.

Employees and Human Capital Resources

At LifeStance, we are committed to building a culture that prioritizes our employees' wellbeing and represents our values:

- *Belonging:* We cultivate a space where everyone can show up as their authentic self.

- *Courage:* We are all accountable for doing the right thing—even when it's hard—because we know it's worth it.

- *Empathy:* We seek out diverse perspectives and listen to learn without judgment.

- *One Team:* We realize our full potential when we work together towards our shared purpose.

As of December 31, 2024, we employed approximately 10,218 employees through our subsidiaries and supported practices, of which 4,205 were directly employed through our subsidiaries and 6,013 were directly employed by our supported practices. The clinicians of our supported practices have entered into employment agreements directly with our supported practices. All employees of our subsidiaries and supported practices are located in the United States. We engage temporary employees, independent contractors and consultants as needed to support our operations. None of our employees are represented by a labor union or subject to a collective bargaining agreement.

Building a Purpose-Driven Culture

As part of our goal to become the mental health employer of choice, we regularly solicit feedback from our employees via a twice a year employee engagement survey. These engagement surveys were designed to ensure that we are fostering a culture where employees are empowered to do their best work. According to our most recent engagement survey, employees consistently report that LifeStance provides a purpose-driven environment where they feel a strong connection to their work and believe what they do at LifeStance is meaningful. They also feel strongly supported by their people managers and empowered to succeed in their roles.

Employee Health and Wellness

We are dedicated to creating a workplace where employees feel valued and supported. We offer competitive benefits, including flexible health plan options, a health savings account plan, flexible spending accounts, life and accidental death and dismemberment insurance, short and long-term disability insurance, paid supplemental maternity, paternal and transition leave, and more. Additionally, all employees have access to eight free mental healthcare visits through our employee assistance plan, whether or not they elect benefits through LifeStance.

To support financial wellness, we offer a 401(k) plan under which we match up to 100% of contributions on the first 3% of an employee's eligible earnings, and up to 50% on the next 2% of eligible earnings. We also continue to offer an industry-leading long-term incentive plan for eligible LifeStance employees to earn stock awards as an incentive for increasing access to mental healthcare. We believe providing a path to ownership in LifeStance is a differentiated benefit for our eligible employees.

Diversity, Equity, Inclusion and Belonging

Our National Diversity, Equity, Inclusion and Belonging ("DEIB") Committees are guided by the vision of fostering a workplace in which individuals of all backgrounds are welcomed by a culture of inclusion and respect. Our National DEIB Committees are focused on education, cultural humility, celebrating difference and taking effective action to ensure every staff member and patient under our care understands that LifeStance is a safe place for them to be their authentic selves. Members of the national committee partner closely with leadership to make recommendations and provide policy guidance to ensure that the pillars of DEIB are represented across the organization. Local committees ensure that we bring our core values of belonging to life at the practice-level and foster inclusion across the organization.

Learning and Development

We are committed to providing ongoing professional development opportunities for all LifeStance employees. In addition to offering live continuing education opportunities, employees can access a wide variety of training, education and development opportunities, including unconscious bias training and leadership development courses, on our HRIS platform.

Sustainability

We continue to focus on the environmental impact of our 569 centers. Our new locations utilize materials known for their sustainability practices including Declare certified (and Living Building Challenge compliant) ceiling tiles and grid; SUSTAIN high performance sustainable ceiling systems; Resilient Floor Covering Institute industry average Environmental Product Declaration flooring; Environmental Product Declaration Certified wall base; FloorScore Certified low emitting materials; low or zero VOC paint; and all high-efficiency LED lighting to minimize power consumption.

Seasonality

Our revenue varies seasonally depending on a number of factors, including the number of business days in a period. We generate lower revenue and experience lower clinician productivity in periods that have fewer business days than other periods. We measure productivity by the number of visits that are performed by a clinician, which is driven by the time clinicians make available to see patients and our ability to fill clinician's schedules by attracting new patients, scheduling patients, and converting scheduled appointments to completed visits. Clinician productivity impacts our ability to generate revenue and also impacts clinician compensation, as clinician compensation is primarily driven by the number of visits provided by each clinician. Recruiting new clinicians and retaining existing clinicians enables us to see more patients by expanding our patient visit capacity. This trend makes it difficult to forecast our future results with precision and to assess accurately whether increases or decreases in any one or more quarters are likely to cause annual results to exceed or fall short of previously issued guidance. Unanticipated future volatility can cause actual results to vary significantly from our guidance, even where that guidance reflects a range of possible results and has been updated to take account of partial-year results.

General Corporate Information

On January 28, 2021, LifeStance Health Group, Inc. was incorporated in the state of Delaware. Our principal executive office is located at 4800 N. Scottsdale Road, Suite 2500, Scottsdale, Arizona 85251. Our telephone number is (602) 767-2100. Our website address is www.lifestance.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into this filing and you should not consider any information contained on, or that can be accessed through, our website as part of this filing. We are a holding company and all of our business operations are conducted through our subsidiaries and supported practices.

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and, if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended, are available free of charge on or through our web site, www.lifestance.com, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission, or the SEC. The SEC's website, www.sec.gov, contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Item 1A. Risk Factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information contained in this Annual Report, including our consolidated financial statements and the related notes included elsewhere in this Annual Report, before deciding to invest in our common stock. If any of the following risks should occur, our business, prospects, operating results and financial condition could suffer materially, the trading price of our common stock could decline and you could lose all or part of your investment. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of or that we do not currently deem material may also become important factors that adversely affect our business.

Risks Related to Our Business and Our Industry

If reimbursement rates paid by third-party payors are reduced or if third-party payors otherwise restrain our ability to obtain or deliver care to patients, our business could be harmed.

Private third-party payors pay for the services that we provide to many of our patients. During the year ended December 31, 2024, 96% of our patients were insured as of their latest visit. If any commercial third-party payors reduce their reimbursement rates or elect not to cover some or all of our services, our business, results of operations and financial condition may be harmed. Third-party payors may also elect to create narrow networks, which may exclude our clinicians, or otherwise terminate their agreement with us. A majority of our payor relationships operate across multiple independent regional contracts. Changes in reimbursement rates from these or other large commercial payors could adversely impact our business and results of operations.

Two payors individually exceeded 10% of our total revenue for the year ended December 31, 2024: UnitedHealthcare and Elevance Health, Inc., comprising 17% and 15% of our total revenue, respectively. Therefore, changes in the reimbursement rates, coverage offered by these payors or loss of in-network status may adversely impact our business and results of operations more than changes implemented by other payors.

We are selective with our payor strategy and have dedicated resources for payor engagement. As we expand our relationships with large payors relative to more numerous smaller payors, these large payors may determine the reimbursement rates and coverage for more of our patients. In addition, we may be unable to enter new payor contracts on favorable terms, or at all. In some cases, our revenue decreases if our volume or reimbursement decreases, but our expenses, including clinician compensation, may not decrease proportionately. Further, as we negotiate and renew payor contracts, we may not be able to secure favorable rates, and may never be able to achieve rate parity with physical healthcare reimbursement. Reimbursement rates determined by our contracts with larger payors have and may continue to have significant impacts on our total revenue per visit and cash flows.

Our commercial payor contracts are typically structured as fee-for-service arrangements, pursuant to which we, or our supported practices, collect the fees for patient services. Under these arrangements, we assume financial risks related to changes in the mix of insured and uninsured patients and patients covered by government-sponsored healthcare programs, third-party reimbursement rates and patient volume.

A portion of our revenue comes from government healthcare programs. Payments from federal and state government programs are subject to statutory and regulatory changes, administrative rulings, interpretations and determinations, requirements for utilization review and federal and state funding restrictions, each of which could increase or decrease program payments, as well as affect the cost of providing services to patients and the timing of payments. We are unable to predict the effect of recent and future policy changes on our operations. These rates are also generally adjusted annually for inflation. However, those adjustments may not reflect actual increases of the cost of providing healthcare services. In addition, the uncertainty and fiscal pressures placed upon federal and state governments as a result of, among other things, deterioration in general economic conditions and the funding requirements from federal healthcare reform legislation, may affect the availability of taxpayer funds for Medicare and Medicaid programs. Changes in government healthcare programs may reduce or delay the reimbursement we receive from them or private payors and could adversely impact our business and results of operations.

A substantial decrease in patient volume, an increase in the number of uninsured or underinsured patients or an increase in the number of patients covered by government healthcare programs, as opposed to commercial plans that have higher reimbursement levels, could reduce our profitability and adversely impact future growth. In addition, we may be unable to enter new payor contracts on favorable terms, or at all. In some cases, our revenue decreases if our volume or reimbursement decreases, but our expenses, including clinician compensation, may not decrease proportionately.

There is also a trend in the healthcare sector of payors shifting to new payment models and value-based care arrangements. Changing legislation and other regulatory and executive developments have led to the creation of new models of care and other initiatives in both the government and private sector. Value-based care incentivizes healthcare providers to improve both the health and well-being of their patients while concurrently managing the medical expenses or "spend" related to a particular population. Value-based care reimbursement models implemented by government healthcare programs or private third-party payors could materially change the manner in which mental health providers are reimbursed. Any failure on our part to adequately implement strategic initiatives to adjust to these marketplace developments could have a material adverse impact on our business.

A nominal number of our current contracts provide for incremental payments tied to the attainment of quality or performance metrics. If we fail to obtain these metrics in future periods, our revenue may decrease relative to past periods. In addition, we may enter into contracts in the future that may include parallel or full risk sharing for identified populations. These agreements would expose us to significant financial downside in the event that we are not able to improve outcomes and reduce total cost of care for the populations. These contracts may include components of medical spending, increasing the size of potential downside risk relative to traditional fee-for-service mental health spending.

We may not grow at the rates we historically have achieved or at all, even if our key metrics may imply future growth, including if we are unable to successfully execute on our growth initiatives and business strategies.

We have experienced significant growth since our inception in 2017. We continually execute a number of growth initiatives, strategies and operating plans designed to enhance our business. For example, our strategy includes recruiting new clinicians, growing our business by opening select de novo centers, building our relationships with payors and developing strategic relationships with other primary care and specialist physicians to offer an integrated care model and acquiring strategic high-quality existing centers. The anticipated benefits from these efforts are based on several assumptions that may prove to be inaccurate. Moreover, we may not be able to successfully complete these growth initiatives, strategies and operating plans and realize all of the benefits, including growth targets, that we expect to achieve, or it may be more costly to do so than we anticipate. For example, we may have increased expenses related to clinician education and licensing, as well as supervising, if we are a first employer for newly recruited clinicians. We may also pivot or delay our growth strategies, which may result in slower rates of net clinician growth or revenue growth compared to prior periods of significant growth.

Future revenue may not grow at historic rates or may decline. Our future growth will depend, in part, on our ability to attract and retain a sufficient number of qualified clinicians and support personnel, our ability to continue to successfully identify and execute on expansion opportunities, and our ability to demonstrate the value of our platform. A variety of risks could cause us not to realize some or all of these growth plans and benefits. These risks include, among others, labor market dynamics, federal and state antitrust enforcement, delays in the anticipated timing of activities related to such growth initiatives, strategies and operating plans, increased difficulty and cost in implementing these efforts, including difficulties in complying with evolving regulatory requirements, and the incurrence of other unexpected costs associated with operating the business. Moreover, our continued implementation of these programs may disrupt our operations and performance. If, for any reason, the benefits we realize are less than our estimates or the implementation of these growth initiatives, strategies and operating plans negatively impacts our operations or costs more or takes longer to effectuate than we expect, or if our assumptions prove inaccurate, our business, results of operations and financial condition may be harmed.

If we fail to manage our growth effectively, our expenses could increase more than expected, our revenue may not increase proportionally or at all, and we may be unable to execute on our business strategy.

Our significant growth in prior periods has and may continue to put strain on our business, operations and employees. We have also significantly increased the number of patient visits conducted over this period. To manage our current and anticipated future growth effectively, we must continue to maintain and enhance our financial and accounting systems and our IT infrastructure. For example, as we implement our growth strategy, we have made strategic investments in enterprise-level scalable infrastructure, including IT and technology support to continue to facilitate virtual services to patients. If our enterprise-level infrastructure is not aligned with the needs of our clinicians and staff, then we will not be able to realize the full capacity of our services and will not recognize a return on our investment in such infrastructure updates.

Failure to effectively manage our growth could also lead us to over-invest or under-invest in development and operations, result in or exacerbate weaknesses in our infrastructure, systems or controls, give rise to operational mistakes, financial losses, loss of productivity or business opportunities and result in loss of employees and reduced productivity of remaining employees. Our growth is expected to require significant capital expenditures. As we expand and make related upfront capital expenditures, including leasing new centers, developing our platform, and hiring clinicians within those centers, our margins may be reduced during those periods as we will not recognize patient service revenue until those centers open and begin patient visits. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our revenue may not increase or may grow more slowly than expected and we may be unable to implement our business strategy, which would adversely affect our business, results of operations and financial condition.

We face competition for experienced clinicians that may increase labor costs and reduce profitability if we are unable to retain clinicians.

Our ability to retain and attract qualified clinicians is critical to our ability to provide high quality care to patients and successfully cultivate and maintain strong relationships in the communities we serve. If we cannot recruit and retain our base of experienced and qualified clinicians, our expenses may increase and our revenues may decline.

As we implement actions to reduce attrition and increase hiring of clinicians, we have experienced increases in our labor costs, primarily due to higher wages and greater benefits required to retain and attract qualified healthcare personnel, and such increases may adversely affect our profitability. To attract, train and retain qualified clinicians, we offer competitive compensation and benefit packages (including an equity incentive program), which may continue to require significant investment. These measures may not be enough to attract and retain the personnel we require to operate our business effectively and efficiently. Furthermore, while we attempt to manage overall labor costs in the most efficient way, our efforts to manage them may have limited effectiveness and may lead to increased turnover and other challenges.

Although none of our employees are currently represented by a union, union organizing campaigns within the healthcare industry appear to be on the rise, and certain changes to federal labor law have made it easier for unions to become certified as the bargaining representative for employees. To the extent a significant portion of our clinicians were to become represented by a union, it is possible our labor costs could increase materially.

In addition, hiring new clinicians involves challenges, including the ability to manage decreased profitability and increased expenses incurred during each clinician's development and ramp-up period. Rising expenses including wage inflation could adversely affect our ability to attract and retain high-quality clinicians. The substantial management time and resources that our new clinicians require may result in disruption to our existing business operations, which may harm our profitability, and these commitments may be amplified if we continue to recruit a significant number of clinicians early in their careers. Our inability to successfully address these challenges and other factors may adversely affect the quality and profitability of our business operations as we pursue our growth and human capital strategy.

Our growth depends on our ability to recruit, acquire and retain clinicians.

Our model requires us to continue to hire clinicians and establish a patient base in order to produce a return on investment. When we enter new markets or expand our presence within existing markets, we may encounter difficulties in attracting new clinicians due to competition and area demographics and may encounter difficulties in attracting new patients due to a lack of patient familiarity with our brand, our lack of familiarity with local patient preferences, and preexisting relationships between patients and clinicians who are not affiliated with our Company. We cannot be certain that we will produce the anticipated revenues or return on investment or that our performance will not be materially adversely affected by new or expanded competition in our market areas.

We may acquire existing high-quality centers as part of our long-term business strategy and may acquire other companies or technologies, which could divert our management's attention, result in dilution to our stockholders and otherwise disrupt our

operations, and we may have difficulty integrating any such acquisitions successfully or realizing the anticipated benefits therefrom.

Historically, a part of our business strategy has been the acquisition of existing high-quality centers with in-network payor relationships. We may make acquisitions in the future pursuant to our strategy and may also seek to acquire or invest in businesses or technologies that we believe could complement or expand our business and our platform, enhance our capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated.

We also may not achieve the anticipated benefits from acquired centers due to a number of factors, including, but not limited to:

- unanticipated costs or liabilities associated with acquisitions;

- difficulty integrating or migrating accounting systems, operations and personnel of acquired businesses;

- diversion of management's attention from other business matters;

- use of resources that are needed in other parts of our business; and

- use of substantial portions of our available cash to consummate acquisitions.

Our inability to successfully integrate or realize the anticipated benefits from acquisitions could adversely affect our business, results of operations and financial condition.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. If our acquisitions do not yield expected returns, we may be required to take charges to our results of operations based on this impairment assessment process, which could adversely affect our results of operations.

We may decide to incur additional debt in connection with an acquisition or issue our common stock or other securities to the equity holders of the acquired business, which would potentially dilute the ownership of our existing stockholders. We cannot predict the number, timing or size of future acquisitions or the effect that any such transactions might have on our operating results.

We operate in a competitive industry, and if we are not able to compete effectively, our business and financial performance would be harmed.

The market for mental healthcare is competitive. We compete in a highly fragmented market with direct and indirect competitors that offer varying levels of impact to key stakeholders such as patients, clinicians, payor partners, and primary care and other specialist physician partners. Our competitive success is contingent on our ability to address the needs of key stakeholders efficiently and with superior outcomes at scale compared with competitors. We compete across various segments within the mental healthcare market, including with respect to traditional healthcare providers and medical practices, technology platforms, care management and coordination, digital health, telehealth and health information exchange. Competition in our market involves changing technologies, evolving regulatory requirements and industry expectations, and changes in clinician and patient needs. If we are unable to keep pace with the evolving needs of our patients and clinicians and the evolving competitive landscape in a timely and efficient manner, demand for our services may be reduced and our business and financial performance would be harmed.

Each of the individual geographic areas in which we operate has a different competitive landscape. In each of our markets, we compete with other outpatient mental health providers for patients and in contracting with commercial payors. In addition, we face intense competition from other clinical practices, hospitals, health systems and other outpatient mental health providers in recruiting psychiatrists, APNs, psychologists, therapists, and other healthcare professionals. The inability to attract new clinicians would negatively affect our financial results.

Our competitors primarily include other outpatient mental health providers that deliver care in-person or through virtual visits. Our indirect competitors also include episodic consumer-driven point solutions, such as in-person and virtual life coaching, digital therapy and support tools and other technologies related to mental healthcare services. In addition to established mental health providers, we may face additional competition from new market entrants, including major retailers that have recently begun to offer in-person and virtual mental healthcare in certain markets. Generally, practices, certain hospitals, and other outpatient mental health providers in the local communities we serve provide services similar to those we offer, and, in some cases, our competitors may offer a broader array of services, more flexible hours or more desirable locations to patients and outpatient mental health providers than ours, and may have larger or more specialized medical staffs to serve patients. Furthermore, healthcare consumers are now able to access patient satisfaction data, as well as standard charges for services, to compare competing outpatient mental health providers; if any of our centers or our supported practices achieve poor results (or results that are lower than our competitors') on patient satisfaction surveys, or if our standard charges are or are perceived to be higher than our competitors, we may attract fewer patients. Additional quality measures and trends toward clinical or billing transparency, including price transparency rules that require third-party payors to make their pricing information publicly available, may have a negative impact on our competitive position and patient volumes, as patients may prefer to use lower-cost healthcare providers if they deliver services that are perceived to be similar in quality to ours. Competition from specialized providers, medical practices, retailers, digital health companies and other parties could negatively impact our revenue and market share.

We may encounter competitors that have greater name recognition, longer operating histories or more resources than us. Further, our current or potential competitors may be acquired by third parties with greater available resources. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or patient or clinician requirements and may have the ability to initiate or withstand substantial price competition. In light of these factors, even if our model is more effective than those of our competitors, current or potential patients or clinicians may choose to turn to our competitors. If we are unable to successfully compete in the mental healthcare market, our business and prospects would be materially harmed.

Even if the markets in which we compete achieve our forecasted growth, our business could fail to grow at similar rates, if at all.

Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. In particular, the size and growth of the overall U.S. mental healthcare market is subject to significant variables, including a changing regulatory environment and population demographics, which can be difficult to measure, estimate or quantify. Estimating and forecasting growth opportunities in any given market are difficult and affected by multiple variables such as population growth, concentration of prospective patients and population density, among other things. Further, we may not be able to sufficiently penetrate certain market segments included in our estimates and forecasts, including due to limited deployable capital, ineffective marketing efforts or the inability to develop sufficient presence in a given market to attract patients or contract with payors or primary care and other specialist physician partners in that market. In addition, increased unemployment may lead to a loss of insurance benefits for patients, negatively impacting their ability to access our services and, in turn, our financial performance. For these reasons, estimates and forecasts relating to the size and expected growth of our target markets may prove to be inaccurate. Even if the markets in which we compete meet our size estimates and forecasted growth, our business could fail to grow at similar rates, if at all.

The federal government and several states have enacted laws restricting the amount out-of-network providers of services can charge and recover for such services.

In December 2020, in connection with the Consolidated Appropriations Act of 2021, the No Surprises Act introduced protections against surprise billing by providers that became effective on January 1, 2022. The rule created new protections against surprise billing and excessive cost sharing for healthcare consumers and created a dispute resolution process to rectify cost disparities. The provider-specific portions of the Act require providers to submit a good faith estimate to uninsured patients (or patients who will not be submitting claims to their insurer) or to the patient's insurer and can result in payment disputes if the resulting bill is substantially in excess of said estimate. Additionally, providers are responsible for ensuring accuracy of their provider directories with insurers and can be held responsible for the cost disparity of treatment caused by incorrect provider directory designations. As such, procedural infrastructure is required to ensure compliance with the No Surprises Act and to prevent dispute resolution and resulting noncompliance penalties. This law and any related disputes or non-compliance by us could cause disruptions in the ability for us to receive timely payment or result in penalties and therefore could have a material adverse effect on our business.

In addition, several states where we conduct business have enacted or are considering similar laws that would apply to patients having state-regulated insurance. For example, Florida, Ohio and Texas have adopted their own balance billing laws that, in certain cases, prohibit out-of-network providers from billing patients in excess of in-network rates. These measures could limit the amount we can charge and recover for services we furnish where we have not contracted with the patient's insurer, and therefore could have a material adverse effect on our business, financial condition, results of operations and cash flows. Moreover, these measures could affect our ability to contract with certain payors and under historically similar terms and may cause, and the prospect of these changes may cause, payors to terminate their contracts with us and our supported practices, further affecting our business, financial condition, results of operations and cash flows. There is also risk that additional legislation at the federal and state level will give rise to major third-party payors leveraging this legislation or related changes as an opportunity to terminate and renegotiate existing reimbursement rates.

Financial pressures on patients, as well as economic conditions, may adversely affect our patient volume.

We may be adversely affected by patients' unwillingness to pay for treatment by our clinicians. Higher numbers of unemployed individuals generally translate into more individuals without healthcare insurance to help pay for services, thereby increasing the potential for persons to elect not to seek treatment if they cannot afford to self-pay. Growth of patient receivables or deterioration in the ability to collect on these accounts, due to changes in economic conditions or otherwise, could have an adverse effect on our business, results of operations and financial condition. In addition, patients with high deductible insurance plans may be less likely to seek treatment as a result of higher expected out-of-pocket costs.

We may receive reimbursement for virtual services that is less than for comparable in-person services, which would negatively impact revenue and results of operations.

From time to time, we may operate in states that have not adopted laws related to parity between reimbursement rates for virtual services and in-person care, as presently less than half of states require reimbursement of payment parity for telehealth. If we are not able to enter into regional payor contracts that provide for reimbursement parity between in-person and virtual services, private payors may not reimburse for virtual services at the same rates as in-person care for all patients within that market. Currently, our reimbursement rates for virtual services and in-person care are substantially similar. This is driven by contractual arrangements with our payor partners or payor policies. If we are not able to enter into or renew payor contracts on these terms or if payor policies change, we may receive reimbursement for virtual services that is less than comparable to in-person services in such states, which would negatively impact our revenue with respect to such markets, and as a result, our business, financial condition and results of operations.

Failure to timely or accurately bill for our services could have a negative impact on our patient service revenue, credit losses and cash flow.

Billing for our services is complex. The practice of providing mental health services in advance of payment or prior to assessing a patient's ability to pay for such services may have a significant negative impact on our patient service revenue, credit losses and cash flow. We bill numerous and varied payors, including self-pay patients and various forms of commercial insurance providers. Different payors typically have differing forms of billing requirements that must be met prior to receiving payment for services rendered. Self-pay patients and third-party payors may fail to pay for services even if they have been properly billed. Reimbursement to us is typically conditioned on, among other things, our providing the proper procedure and diagnosis codes. Incorrect or incomplete documentation and billing information could result in non-payment for services rendered or reduction in reimbursement. Additional factors that could complicate our billing include variation in coverage for similar services among various payors and the difficulty of adherence to specific compliance requirements, coding and various other procedures mandated by responsible parties. To the extent the complexity associated with billing for our services causes delays in our cash collections, we assume the financial risk of increased carrying costs associated with the aging of our accounts receivable as well as the increased potential for credit losses. In addition, any increase in days sales outstanding could also negatively affect our cash flows.

We face inspections, reviews, audits and investigations under our commercial payor contracts and pursuant to federal and state programs. These audits could have adverse findings that may negatively affect our business, including our results of operations, liquidity, financial condition and reputation.

We are subject to various inspections, reviews, audits and investigations to verify our compliance with applicable laws and regulations and any payor-specific requirements. Commercial payors and government programs reserve the right to conduct audits. We also periodically conduct internal audits and reviews of our regulatory compliance. An adverse inspection, review, audit or investigation could result in:

- refunding amounts we have been paid from payors;

- state or federal agencies imposing fines, penalties and other sanctions on us;

- temporary suspension of payment for new patients to the practice;

- decertification or exclusion from participation in one or more payor networks;

- self-disclosure of violations to applicable regulatory authorities;

- damage to our reputation;

- the revocation of a clinician's or a practice's license; and

- loss of certain rights under, or termination of, our contracts with commercial payors.

We have in the past and may in the future be required to refund amounts we have been paid and/or pay fines and penalties as a result of these inspections, reviews, audits and investigations. If adverse inspections, reviews, audits or investigations occur and any of the results noted above occur, it could have a material adverse effect on our business, financial condition and results of operations. Furthermore, the legal, document production and other costs associated with complying with these inspections, reviews, audits or investigations could be significant. In addition, any of these events, whether or not ultimately substantiated, may result in reputational harm that could have a material adverse effect on our business, financial condition and results of operations.

We are dependent on credentialing our clinicians under our insurance contracts at the time of hire.

We are responsible for credentialing our existing and new clinicians, and all of our clinicians need to be credentialed, either by us or by a contracted third party. The amount of time and expense required to complete credentialing varies substantially between payor and region and is largely out of our control. Any delay in completing credentialing will result in a delay in clinicians seeing patients and a concomitant delay in generating revenue, which may materially affect our business. We may not be able to delegate credentialing for new centers that we may acquire in the future, which could result in delays in entry to new markets. Any failure of our clinicians to maintain credentials and licenses could result in delays in our ability to deliver care to patients, and therefore adversely affect our reputation and our business. If we are required to cover expenses related to new clinician credentialing in amounts greater than we anticipate, our forecasts for our financial condition and results of operations may not align with management's expectations.

Our business depends on our ability to effectively invest in, implement improvements to and properly maintain the uninterrupted operation and data integrity of our information technology and other business systems.

Our business is dependent on maintaining effective information systems as well as the integrity and timeliness of the data we use to serve our patients, support our clinicians and payor partners and operate our business. Because of the large amount of data that we collect and manage, it is possible that hardware failures or errors in our systems could result in data loss or corruption or cause the information that we collect to be incomplete or contain inaccuracies that our partners regard as significant. If our data were found to be inaccurate or unreliable due to fraud or other error, or if we, or any of the third-party vendors we engage, were to fail to maintain information systems and data integrity effectively, we could experience operational disruptions that may impact our patients and clinicians and hinder our ability to provide care to patients, retain and attract patients, establish reserves, report financial results timely and accurately and maintain regulatory compliance, among other things. Furthermore, as we implement new systems and/or upgrade existing systems, we increase our risk of temporary or prolonged disruptions that could adversely affect our business and we are exposed to increased risk of cybersecurity breaches and failures.

Our information technology strategy and execution are critical to our continued success. We must continue to invest in long-term solutions that will enable us to anticipate patient needs and expectations, enhance the patient experience, act as a differentiator in the market, protect against rapidly changing cybersecurity risks and threats, and keep pace with evolving privacy and security laws, requirements and regulations, including changes in payment regimes such as the PCI DSS. Our success is dependent, in large part, on maintaining the effectiveness of existing technology systems and continuing to deliver and enhance technology systems that support our business processes in a cost-efficient and resource-efficient manner. We have identified certain weaknesses with respect to our IT function. See "—Risks Related to Our Common Stock—We have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future or fail to maintain an effective system of internal control over financial reporting. If our remediation of the material weaknesses is not effective, or we fail to develop and maintain effective internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired, which could harm our business and negatively impact the value of our common stock."

Increasing regulatory and legislative changes place additional demands on our information technology infrastructure that could have a direct impact on resources available for other projects tied to our strategic initiatives for our technology platform. In addition, recent trends toward greater patient engagement in healthcare require new and enhanced technologies, including more sophisticated applications for mobile devices. Connectivity among technologies is becoming increasingly important. We and our third-party vendors must also develop new systems to meet current market standards and keep pace with continuing changes in information processing technology, evolving industry and regulatory standards and patient needs. Failure to do so may present compliance challenges and impede our ability to deliver care to patients in a competitive manner. Further, because system development projects are long-term in nature, they may be more costly than expected to complete and may not deliver the expected benefits upon completion. Additional development projects may be needed or arise in the future and we may not have the necessary resources to complete such development projects. Further, the technological advances of our competitors or future competitors may result in our technologies or future technologies becoming uncompetitive or obsolete. Our failure to effectively invest in, implement improvements to and properly maintain the uninterrupted operation and data integrity of our information technology and other business systems could adversely affect our results of operations, financial condition and cash flow. Similarly, if our third party vendors fail to effectively invest in, implement improvements to and properly maintain the uninterrupted operation and data integrity of their own information technology systems, interruptions in their systems or network may result in disruptions of our own systems and business operations.

If we cannot license rights to use technologies on reasonable terms, our ability to provide digital services, including virtual visits, and develop our technology platform would be inhibited.

We license certain rights to use technologies related to our digital services, including virtual visits, patient visit scheduling, patient-clinician matching, and other services, and, in the future, we may identify additional third-party intellectual property that we may need to license in order to engage in our business. However, such licenses may not be available on acceptable terms or at all. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater development or commercialization capabilities. In addition, such licenses may be non-exclusive, which could give our competitors access to the same intellectual property licensed to us. If we are unable to enter into the necessary licenses on acceptable terms or at all, if any necessary licenses are subsequently terminated, if our licensors fail to abide by the terms of the licenses, if our licensors fail to prevent infringement by third parties, or if the licensed intellectual property rights are found to be invalid or unenforceable, our business could be adversely affected. Moreover, we could encounter delays and other obstacles in our attempt to develop alternatives.

We lease all of our centers and may experience risks relating to lease terminations, lease expense escalators, lease extensions and special charges.

We currently lease all of our centers. Our leases are typically on terms ranging from one to seven years. Each of our leases provides that the lessor may terminate the lease, subject to applicable cure provisions, for a number of reasons, including failure to pay rent as specified or default of terms of the lease that are not cured within a specified notice period including, but not limited to, abandonment of the space, use of the space of a purpose not permitted under the lease, failure to maintain the premises in good condition, or creation and maintenance of a nuisance. If a lease agreement is terminated, we may not be able to enter into a new lease agreement on similar or better terms or at all.

Our lease obligations often include annual fixed rent escalators ranging between 2% and 3% or variable rent escalators based on a consumer price index. These escalators could impact our ability to satisfy certain obligations and financial covenants and place an additional burden on our results of operations, liquidity and financial condition, particularly if such escalator rates outpace growth in our operating results.

As we continue to expand and have leases with different start dates, it is likely that some number of our leases will expire each year. Our lease or license agreements often provide for renewal or extension options. These rights may not be exercised in the future or we may not be able to satisfy the conditions precedent to exercising any such renewal or extension. If we are not able to renew or extend our leases at or prior to the end of the existing lease terms, or if the terms of such options are unfavorable or unacceptable to us, our business, financial condition and results of operations could be adversely affected.

Leasing centers pursuant to binding lease agreements may limit our ability to exit markets. For instance, if a center subject to a lease becomes unprofitable, we may be required to continue operating such center or, if allowed by the landlord, to close such center, but we may remain obligated for the lease payments on such center. In connection with our real estate optimization initiative, in 2024, we incurred special charges relating to the closing of such centers, including certain gains and losses related to early lease termination of previously abandoned real estate leases, which reduced our profits.

Upon an event of default, remedies available to our landlords generally include, without limitation, terminating such lease agreement, repossessing and reletting the leased properties and requiring us to remain liable for all obligations under such lease agreement, including the difference between the rent under such lease agreement and the rent payable as a result of reletting the leased properties, or requiring us to pay the net present value of the rent due for the balance of the term of such lease agreement. The exercise of such remedies could adversely affect our business, financial condition, results of operations and liquidity.

We depend on our executive team, and the loss of one or more of our executive officers or key employees or an inability to attract and retain highly skilled employees could harm our business.

Our success depends largely upon the continued service of our key executive officers. These executive officers are at-will employees and therefore they may terminate employment with us at any time with no advance notice. We also do not maintain any key person life insurance policies. Any transition or loss of the services of any of our executives or highly skilled technical and managerial personnel could have a disruptive impact on our ability to implement our business strategy. In addition, these transitions or departures could cause us to incur increased operating expenses, divert management resources and attention, or otherwise have an adverse effect on our business, internal controls, financial condition or results of operations. Management transition inherently causes some loss of institutional knowledge, which can negatively affect strategy and operation execution during this phase. If we have additional changes to our executives, we may be unable to successfully manage and grow our business, and our results of operations, execution of corporate goals, internal controls and financial condition could suffer as a result. Our business would be harmed if we fail to adequately plan for succession of our executives or if we fail to effectively recruit, integrate, retain and develop key talent and/or align our talent with our business needs.

Litigation, including in connection with commercial disputes or employment claims, against us could be costly and time-consuming to defend.

We are subject, and in the future may become subject from time to time, to legal proceedings, claims and inquiries, such as claims brought by our partners in connection with commercial disputes, consumer class action claims, employment claims made by our current or former employees or other claims or proceedings. For example, on April 26, 2023, a class action litigation captioned *Strong v. LifeStance Health Group, Inc.* was filed against the Company by a putative class representing users of the Company's website who allege various privacy-related claims premised on the Company's use of pixel technologies on its website.

Litigation may result in substantial costs, settlement and judgments and may divert management's attention and resources, which may substantially harm our business, financial condition and results of operations. Insurance may not cover such claims, may not provide sufficient payments to cover all of the costs to resolve one or more such claims and may not continue to be available on terms acceptable to us. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, thereby leading analysts or potential investors to reduce their expectations of our performance, which could reduce the market price of our common stock.

Natural or man-made disasters and other similar events may significantly disrupt our business and negatively impact our business, financial condition and results of operations.

Our centers may be harmed or rendered inoperable by natural or man-made disasters, including earthquakes, hurricanes, power outages, fires, floods, nuclear disasters and acts of terrorism or other criminal activities, which make it difficult or impossible for us to operate our business for some period of time. Although we deliver care in both in-person and digital settings, such disruptions in our operations could negatively impact our business and results of operations and harm our reputation. Although we maintain an insurance policy covering damage to property we lease, such insurance may not be sufficient to compensate for losses that may occur. Any such losses or damages could harm our business, financial condition and results of operations. In addition, our physician partners' facilities may be harmed or rendered inoperable by such natural or man-made disasters, which may cause disruptions, difficulties or other negative effects on our business and operations, with respect to our integrated care model.

We, our clinicians and supported practices may become subject to medical liability claims, which could cause us to incur significant expenses and may require us to pay significant damages if not covered by insurance.

Our business entails the risk of medical liability claims against us, our clinicians and our supported practices. Although we, our clinicians and our supported practices carry insurance covering medical malpractice claims in amounts that we believe are appropriate in light of the risks attendant to our business, successful medical liability claims could result in substantial damage awards that exceed the limits of our and our clinicians' insurance coverage. Our supported practices and clinicians carry professional liability insurance, and we separately carry a professional liability insurance policy, which covers medical malpractice claims. In addition, professional liability insurance is expensive and insurance premiums may increase significantly in the future, particularly as we expand our services. As a result, adequate professional liability insurance may not be available to our clinicians, our supported practices or to us in the future at acceptable costs or at all.

Any claims made against us that are not fully covered by insurance could be costly to defend against, result in substantial damage awards against us and divert the attention of our management and our affiliated medical group from our operations, which could have a material adverse effect on our business, financial condition and results of operations. In addition, any claims may adversely affect our business or reputation.

If we fail to cost-effectively develop widespread brand awareness and maintain our reputation, or if we fail to achieve and maintain market acceptance for our mental health services, our business could suffer.

We believe that developing and maintaining widespread awareness of our brand and maintaining our reputation for delivering high-quality care to patients is important to attract new patients and clinicians and maintain existing patients and clinicians. In addition, we have a growing number of strategic relationships with primary care and other specialist physician partners to develop our integrated care model and referral networks. Market acceptance of our services and patient acquisition depends on educating people, as well as payors and partners, as to the distinct features, ease-of-use, positive lifestyle impact, efficacy, quality and other perceived benefits of our platform as compared to alternatives. In particular, market acceptance is dependent on our ability to sufficiently saturate a particular geographic area to deliver care to local patients. The level of saturation required depends on the needs of the local market and the preferences of the patients in that market. Further, we rely on referrals and placed advertisements to spread brand awareness. Referrals are dependent on patients relaying positive experiences with our services and clinicians. If we are not successful in demonstrating to existing and potential patients, clinicians and payors the benefits of our platform, if we are not able to sufficiently saturate a market in convenient locations for patients, or if we are not able to achieve the support of payors and physician partners for our model and services, we could experience lower than expected patient retention. Further, the loss or dissatisfaction of patients or clinicians may substantially harm our brand and reputation, inhibit widespread adoption of our services, reduce our revenue, and impair our ability to attract or retain patients and clinicians.

Our brand promotion activities may not generate awareness or increase revenue and, even if they do, any increase in revenue may not offset the expenses we incur in building our brand. If we fail to successfully promote and maintain our brand, we may fail to attract or retain patients, clinicians, payors and physician partners necessary to realize a sufficient return on our brand-building efforts or to achieve the widespread brand awareness we seek.

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our competitive position may be harmed.

The registered or unregistered trademarks or trade names that we own may be challenged, infringed, circumvented, declared generic, lapsed or determined to be infringing on or dilutive of other marks. We may not be able to protect our rights in these trademarks and trade names, which we need in order to build name recognition with potential patients and clinicians. In addition, third parties have filed, and may in the future file, for registration of trademarks similar or identical to our trademarks, thereby impeding our ability to build brand identity and possibly leading to market confusion. If they succeed in registering or developing common law rights in such trademarks, and if we are not successful in challenging such third-party rights, we may not be able to use these trademarks to develop brand recognition of our technology platform or other services. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. If we are unable to establish or protect our trademarks and trade names, or if we are unable to build name recognition based on our trademarks and trade names, we may not be able to compete effectively, which could harm our competitive position, business, financial condition, results of operations and prospects.

Our quarterly results may fluctuate significantly, which could adversely impact the value of our common stock.

Our quarterly results of operations have varied and may vary significantly in the future, and period-to-period comparisons of our results of operations may not be meaningful. Accordingly, our quarterly results should not be relied upon as an indication of future performance. Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control, including, without limitation, the following:

- the addition or loss of contracts with, or modification of contract terms with, payors, including the reduction of reimbursement rates for our services or the termination of our network contracts with payors;

- fluctuations in unemployment rates and economic conditions, which could result in reductions in patient visits;

- the timing of recognition of revenue;

- the amount and timing of operating expenses related to the maintenance and expansion of our business, operations and infrastructure, including upfront capital expenditures and other costs related to expanding in existing markets or entering new markets, as well as providing administrative and operations support services to our supported practices under our management contracts;

- our ability to effectively manage the size and composition of our clinician base relative to the level of demand for services from our patients;

- the timing and success of introductions of new applications and services by us or our competitors;

- changes in the competitive dynamics of our industry, including consolidation among competitors;

- the timing of expenses related to acquisition or other expansion opportunities and potential future charges for impairment of goodwill from acquired practices; and

- the number of business days in the quarter.

Our failure to raise additional capital or generate cash flows necessary to execute our growth strategy in the future could reduce our ability to compete successfully and harm our results of operations.

We may need to raise additional funds, and we may not be able to obtain additional debt or equity financing on favorable terms or at all. If we raise additional equity financing, our security holders may experience significant dilution of their ownership interests. If we engage in additional debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness, force us to maintain specified liquidity or other ratios or restrict our ability to pay dividends or make acquisitions. In addition, the covenants in the Credit Agreement among LifeStance Health Holdings, Inc., Lynnwood Intermediate Holdings, Inc., Capital One, National Association, and each lender party thereto, dated December 19, 2024 (the "2024 Credit Agreement"), limits our ability to obtain additional debt, and any failure to adhere to these covenants would result in penalties or defaults that could further restrict our liquidity or limit our ability to obtain financing. If we need additional capital and cannot raise it on acceptable terms, or at all, we may not be able to, among other things:

- continue to expand our organization;

- hire, train and retain clinicians and other employees;

- respond to competitive pressures or unanticipated working capital requirements; or

- pursue acquisition opportunities.

As a result, failure to raise additional capital or generate cash flows necessary to execute our growth strategy in the future could reduce our ability to compete successfully and harm our results of operations.

Risks Related to Healthcare and Data Privacy Regulation

We conduct business in a heavily regulated industry and if we fail to comply with these laws and government regulations, we could incur penalties or be required to make significant changes to our operations or experience adverse publicity, which could have a material adverse effect on our business, results of operations and financial condition.

The U.S. healthcare industry is heavily regulated and closely scrutinized by federal and state governments. Comprehensive statutes and regulations govern the manner in which we provide and bill for services and collect reimbursement from governmental programs and private payors, our contractual relationships with supported clinicians, vendors and patients, our marketing activities and other aspects of our operations. Of particular importance are:

- the federal Ethics in Patient Referrals Act, commonly referred to as the Stark Law, that, unless one of the statutory or regulatory exceptions apply, prohibits physicians from referring Medicare or Medicaid patients to an entity for the provision of certain "designated health services" if the physician or a member of such physician's immediate family has a direct or indirect financial relationship (including an ownership interest or a compensation arrangement) with the entity, and prohibit the entity from billing Medicare or Medicaid for such designated health services. Sanctions for violating the Stark Law include denial of payment, civil monetary penalties of up to $30,868 per claim submitted and exclusion from the federal healthcare programs. Failure to refund amounts received as a result of a prohibited referral on a timely basis may constitute a false or fraudulent claim and may result in civil penalties and additional penalties under the False Claims Act. The statute also provides for a penalty of up to $205,799 for a circumvention scheme;

- the federal Anti-Kickback Statute that prohibits the knowing and willful offer, payment, solicitation or receipt of any bribe, kickback, rebate or other remuneration for referring an individual, in return for ordering, leasing, purchasing or recommending or arranging for or to induce the referral of an individual or the ordering, purchasing or leasing of items or services covered, in whole or in part, by any federal healthcare program, such as Medicare and Medicaid. Remuneration has been interpreted broadly to be anything of value, and could include compensation, discounts or free marketing services. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act. Violations of the federal Anti-Kickback Statute may result in civil monetary penalties up to $124,732 for each violation, plus up to three times the remuneration involved. Civil penalties for such conduct can further be assessed under the federal False Claims Act. Violations can also result in criminal penalties and imprisonment. Similarly, violations can result in exclusion from participation in government healthcare programs, including Medicare and Medicaid. We expect the OIG to issue new regulations adding and modifying safe harbors and to issue new fraud alerts covering the latest conduct that OIG finds problematic;

- pursuant to the 21st Century Cures Act, the HHS Office of the National Coordinator for Health Information Technology ("ONC") has issued rules designed to drive interoperability, prohibit information blocking, and provide timely access to health information through standardized application programming interfaces. Under these rules, healthcare providers, developers of health information technology certified by the federal government, and health information exchanges and networks are prohibited from engaging in "information blocking" activities that interfere with legally permissible access, exchange, or use of electronic health information. If OIG determines that an individual or entity has engaged in information blocking, such individual or entity may be subject to penalties of up to $1,000,000 per violation. Enforcement of the information blocking penalties began on September 1, 2023;

- the criminal healthcare fraud provisions of HIPAA, as amended by HITECH, and their implementing regulations, which we collectively refer to as HIPAA, and related rules that prohibit knowingly and willfully executing a scheme or artifice to defraud any healthcare benefit program or falsifying, concealing or covering up a material fact or making any material false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;

- HIPAA, and its implementing regulations, which also imposes certain regulatory and contractual requirements regarding the privacy, security and transmission of PHI, and similar state laws that impose further requirements on the protection of the privacy and security of medical and health information beyond what may be considered PHI under federal standards. The Office for Civil Rights has continued its enforcement against entities utilizing tracking technologies in violation of HIPAA;

- the federal False Claims Act that imposes civil and criminal liability on individuals or entities that knowingly submit false or fraudulent claims for payment to the government or knowingly making, or causing to be made, a false statement in order to have a false claim paid, including qui tam or whistleblower suits;

- the federal Civil Monetary Penalties Law prohibits, among other things, the offering or transfer of remuneration to a Medicare or state healthcare program beneficiary if the person knows or should know it is likely to influence the beneficiary's selection of a particular provider, practitioner, or supplier of services reimbursable by Medicare or a state healthcare program, unless an exception applies;

- reassignment of payment rules that prohibit certain types of billing and collection practices in connection with claims payable by the Medicare or Medicaid programs;

- similar state law provisions pertaining to Anti-Kickback, self-referral and false claims issues, some of which may apply to items or services reimbursed by any third-party payor, including commercial insurers or services paid out-of-pocket by patients;

- state laws that prohibit general business corporations, such as us, from practicing medicine, controlling physicians' medical decisions or engaging in some practices such as splitting fees with physicians and psychologists;

- the Federal Trade Commission Act and federal and state antitrust, consumer protection, privacy, cybersecurity, advertisement and unfair competition laws, which broadly regulate marketplace activities and activities that could potentially harm consumers;

- laws that regulate debt collection practices as applied to our debt collection practices;

- a provision of the Social Security Act that imposes criminal penalties on healthcare providers who fail to disclose or refund known overpayments;

- federal and state laws that prohibit providers from billing and receiving payment from Medicare and Medicaid for services unless the services are medically necessary, adequately and accurately documented, and billed using codes that accurately reflect the type and level of services rendered;

- risks related to employing or contracting with individuals or entities that are sanctioned or excluded from participation in government healthcare programs;

- federal and state laws and policies related to the prescribing and dispensing of pharmaceuticals and controlled substances;

- the Federal Substance Abuse Confidentiality Regulations known as 42 C.F.R. Part 2;

- the Consolidated Appropriations Act of 2021, the No Surprises Act, regarding which the Centers for Medicare and Medicaid Services continue to issue proposed rules and updates;

- federal and state laws and policies that require healthcare providers to maintain licensure, certification or accreditation to provide physician and other professional services, to enroll and participate in the Medicare and Medicaid programs, to report certain changes in their operations to the agencies that administer these programs, as well as state insurance laws;

- state laws that require the review of healthcare transactions, which often involve in-depth notice and review requirements necessitating significant time and resources to ensure compliance; and

- state and federal statutes and regulations that govern workplace health and safety.

Because of the breadth of these laws, frequent updates, and the need to fit certain activities within one of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws. Achieving and sustaining compliance with these laws may prove costly. Failure to comply with these laws and other laws can result in civil and criminal penalties such as fines, damages, overpayment recoupment, loss of enrollment status and exclusion from the Medicare and Medicaid programs. The risk of our being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are sometimes open to a variety of interpretations and updates. Our failure to accurately anticipate the application of these laws and regulations to our business or any other failure to comply with regulatory requirements could create liability for us and negatively affect our business. Any action against us for violation of these laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses, divert our management's attention from the operation of our business and result in adverse publicity.

To enforce compliance with the federal laws, the U.S. Department of Justice and the OIG have continued their scrutiny of healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Dealing with investigations can be time- and resource-consuming and can divert management's attention from the business. Any such investigation or settlement could increase our costs or otherwise have an adverse effect on our business. In addition, because of the potential for large monetary exposure under the federal False Claims Act, which provides for treble damages and mandatory minimum penalties of $13,946 to $27,894 per false claim or statement, healthcare providers often resolve allegations without admissions of liability for significant and material amounts to avoid the uncertainty of treble damages that may be awarded in litigation proceedings. Such settlements often contain additional compliance and reporting requirements as part of a consent decree, settlement agreement or corporate integrity agreement. Given the significant size of actual and potential settlements, it is expected that the government will continue to devote substantial resources to investigating healthcare providers' compliance with the healthcare reimbursement rules and fraud and abuse laws.

We are, and may in the future be, a party to various lawsuits, demands, claims, *qui tam* suits, governmental investigations and audits (including investigations or other actions resulting from our obligation to self-report suspected violations of law) and other legal matters, any of which could result in, among other things, substantial financial penalties or awards against us, mandated refunds, substantial payments made by us, required changes to our business practices, exclusion from future participation in Medicare, Medicaid and other healthcare programs and possible criminal penalties, any of which could have a material adverse effect on our business, results of operations, financial condition and cash flows and materially harm our reputation.

The laws, regulations and standards governing the provision of healthcare services may change significantly in the future. We cannot assure you that any new or changed healthcare laws, regulations or standards will not materially adversely affect our business. We cannot assure you that a review of our business by judicial, law enforcement, regulatory or accreditation authorities will not result in a determination that could adversely affect our operations.

Regulations related to healthcare are evolving and our ability to provide virtual service across regions could be hampered.

In a regulatory climate that is uncertain, our operations may be subject to direct and indirect adoption, expansion or reinterpretation of various laws and regulations. Compliance with these future laws and regulations may require us to change our practices at an undeterminable and possibly significant initial monetary and recurring expense. These additional monetary expenditures may increase future overhead, which could have a material adverse effect on our results of operations and our ability to provide virtual services in certain jurisdictions. Areas of government regulation that, if changed, could be costly to us include: rules governing the practice of medicine by physicians and the practice of other licensed professions; laws relating to licensure requirements for psychiatrists and other licensed mental health professionals; laws limiting the corporate practice of medicine and professional fee-splitting; laws governing the issuance of prescriptions in an online setting; federal and state antitrust laws that affect healthcare providers; cybersecurity and privacy laws; and laws and rules relating to the distinction between independent contractors and employees.

In addition, a number of states have imposed different, and, in some cases, additional, standards regarding the provision of services virtually. The unpredictability of this regulatory landscape means that sudden changes in policy regarding standards of care and reimbursement are possible. If a successful legal challenge or an adverse change in the relevant laws were to occur, and we were unable to adapt our business model accordingly, our operations in the affected jurisdictions would be disrupted, which could have a material adverse effect on our business, financial condition and results of operations. If we are required to adapt our business model, we may be limited to only in-person services, which may have a material adverse effect on our business, financial condition and results of operations.

Several states in which we operate have adopted competition and healthcare planning laws that affect transactions in the healthcare industry, including California, Illinois, Indiana, Massachusetts, Minnesota, Nevada, New York, Oregon, and Washington, and states generally continue to propose such laws. Some states require notification, filings, and/or approvals by state agencies with respect to proposed transactions involving healthcare providers. Such processes can take significant time, require filing fees, result in conditions that require certain operational changes and include regular annual reviews regarding the cost and quality of services, among other topics. For example, California's law requires at least 90-days advance notification to the Office of Health Care Affordability within the state Department of Health Care Services of certain proposed transactions and require extensive documentation in connection with the submission of documents. These laws and the level of enforcement by the respective state agencies are subject to continuous change and interpretation, and compliance with these laws could adversely affect our business.

We are dependent on our relationships with supported practices, which we do not own, to provide healthcare services, and our business would be harmed if those relationships were disrupted or if our arrangements with these entities became subject to legal challenges.

The corporate practice of medicine prohibition exists in some form, by statute, regulation, board of medicine or attorney general guidance, or case law, in certain of the states in which we operate. These laws generally prohibit the practice of medicine or practice of psychology by lay-persons or entities and are intended to prevent unlicensed persons or entities from interfering with or inappropriately influencing providers' professional judgment. Due to the prevalence of the corporate practice of medicine doctrine, including in certain of the states where we conduct our business, we enter into management services contracts with our supported practices to provide a wide range of administrative and operations support services to these practices. Under the management contracts between LifeStance and each supported practice, we provide various administrative and management services in exchange for management fees set forth in our management services contracts. To the extent our ability to receive cash fees from the supported practices is limited, our ability to use that cash for growth, debt service or other uses may be impaired and, as a result, our results of operations and financial condition may be adversely affected. In addition, the supported practices are owned by our Chief Medical Officer and other licensed clinical leadership employees. In the event of any such employee's death or disability or upon certain other triggering events, we maintain the right to direct the transfer of the ownership of the supported practices to another licensed physician.

Our ability to perform medical and virtual services in a particular U.S. state is directly dependent upon the applicable laws governing the practice of medicine or other professions, healthcare delivery and fee splitting in such locations, which are subject to changing political, regulatory and other influences. The extent to which a U.S. state considers particular actions or relationships to constitute the practice of medicine or other professions is subject to change and to evolving interpretations by professional boards and state attorneys general, among others, each of which has broad discretion. There is a risk that U.S. state authorities in some jurisdictions may find that our contractual relationships with outpatient mental health practices, which govern the provision of medical and virtual services and the payment of administrative and operations support fees, violate laws prohibiting the corporate practice of medicine or other professions and fee-splitting. And lawsuits alleging violation of such state doctrines are not uncommon—in 2024, a case against a national emergency physician staffing company in California challenging a model of operation similar to our own was voluntarily dismissed without a decision after the company elected to exit the California market, resulting in the state's loss of jurisdiction. The extent to which each state may consider particular actions or contractual relationships to constitute improper influence of professional judgment varies across the states and is subject to change and to evolving interpretations by state licensing boards and state attorneys general, among others. Accordingly, we must monitor our compliance with laws in every jurisdiction in which we operate on an ongoing basis. Our activities and arrangements, if challenged, could be found to be in violation with the law. Additionally, it is possible that the laws and rules governing the practice of medicine or other professions, including the provision of virtual services, and fee splitting in one or more jurisdictions may change in a manner adverse to our business. While the management contracts prohibit us from controlling, influencing or otherwise interfering with the practice of medicine and other professions by the supported clinicians, and provide that clinicians retain exclusive control and responsibility for all aspects of the practice of medicine or other professions and the delivery of clinical services, there can be no assurance that our contractual arrangements and activities with supported practices will be free from scrutiny from U.S. state authorities, and we cannot guarantee that subsequent interpretation of the corporate practice and fee-splitting laws will not circumscribe our business operations. State corporate practice doctrines also often impose penalties on healthcare clinicians themselves for aiding the corporate practice of medicine or other professions, which could discourage clinicians from participating in our network. If a successful legal challenge or an adverse change in relevant laws were to occur, and we were unable to adapt our business model accordingly, our operations in affected jurisdictions would be disrupted, which could harm our business.

While we expect that our relationships with our supported practices will continue, a material change in our relationship with these entities, or among the supported practices, whether resulting from a dispute among the entities, a challenge from a governmental regulator, a change in government regulation, or the loss of these relationships or contracts with outpatient mental health practices, could impair our ability to provide services to our patients and could harm our business.

The impact on us of healthcare reform legislation and other changes in the healthcare industry and in healthcare spending, including as a result of the 2024 elections, is currently unknown, but may harm our business.

Our revenue is dependent on the healthcare industry and could be affected by changes in healthcare spending, reimbursement and policy. The healthcare industry is subject to changing political, regulatory and other influences. The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (the "Affordable Care Act" or the "ACA") in 2010 made major changes in how healthcare is delivered and reimbursed, and increased access to health insurance benefits to the uninsured and underinsured population of the United States.

Since its enactment, there have been judicial and Congressional challenges to certain aspects of the ACA as well as efforts to repeal or replace certain aspects of the ACA. While efforts to repeal all or part of the ACA have generally subsided, we cannot be certain that there will not be further legislative efforts or judicial challenges in the future, or how the ACA will be upheld by the Trump administration. In addition to judicial challenges, the Trump administration or U.S. Congress may advance new healthcare policy goals and objectives or reverse existing healthcare policy goals, through statute, regulation and executive order. For example, premium subsidies for the ACA are set to expire in 2025, which without renewal will cause premium increases for the majority of ACA enrollees in 2026 and could result in an increase in the number of uninsured. The control of the House and Senate by a single party beginning in 2025, may enable broad policy changes in the healthcare industry, potentially affecting our business.

Other legislative changes to provider reimbursement have been proposed and adopted since the ACA was enacted. These changes include aggregate reductions to Medicare payments to providers of up to 2% per fiscal year pursuant to the Budget Control Act of 2011 (known as Medicare sequestration) and subsequent extensions, which began in 2013 and will remain in effect through 2030. Physicians are also subject to other laws that may affect our business, such as the Medicare Access and CHIP Reauthorization Act of 2015 ("MACRA"), which requires physicians to report on compliance with certain quality and health record initiatives. New laws may result in additional reductions in Medicare and other healthcare funding, which may materially adversely affect customer demand and affordability for our business and, accordingly, the results of our financial operations.

Such changes in the regulatory environment may also result in changes to our payor mix that may affect our operations and revenue. In addition, certain provisions of the ACA authorize voluntary demonstration projects, which include the development of bundling payments for acute, inpatient hospital services, physician services and post-acute services for episodes of hospital care. Further, the ACA may adversely affect payors by increasing medical costs generally, which could have an effect on the industry and potentially impact our business and revenue as payors seek to offset these increases by reducing costs in other areas. Certain of these provisions are still being implemented and the full impact of these changes on us cannot be determined at this time.

Uncertainty regarding future amendments to the ACA as well as new legislative proposals to reform healthcare and government insurance programs, along with the trend toward managed healthcare in the United States, could result in reduced demand and prices for our services. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments and other third-party payors will pay for healthcare products and services, which could adversely affect our business, financial condition and results of operations.

If our or our vendors' security measures fail or are breached and unauthorized access to our employees', patients' or partners' data is obtained, our systems may be perceived as insecure, we may incur significant liabilities, including through private litigation or regulatory action, our reputation may be harmed, and we could lose patients and partners.

Our business involves the storage and transmission of proprietary information and sensitive or confidential data, including personal information of employees and others, as well as the PHI of our patients. Several laws and regulations require us to keep this information secure. Because of the extreme sensitivity of the information we store and transmit, the security features of our and our third-party vendors' computer, network and communications systems infrastructure are critical to the success of our business. Our security features and processes or our vetting and oversight of third parties and related hardware and software may not be sufficient for all circumstances. We also exercise limited control over third-party vendors and their computer systems and choice of software, which increases our vulnerability to problems with the technology and information services they provide. Third parties may use our data in ways that violate their contractual commitment or that we did not appreciate or anticipate when contracting.

While we have implemented processes, procedures and controls designed to help mitigate risk and protect the integrity, confidentiality and security of the confidential and personal information under our control, we cannot assure you that any security measures that we or our third-party service providers implement will be effective in preventing security incidents, disruptions, cyberattacks, or other similar events. Determined threat actors would likely be able to penetrate our security or the security of our vendors with enough skills, resources, and time, and they may evade detection for extended periods of time. A breach or failure of our or our third-party vendors' network, hosted service providers or vendor systems could result from a variety of circumstances and events, including third-party action, employee negligence or error, malfeasance, computer viruses, cyber-attacks by computer hackers such as denial-of-service, ransomware, business email compromise, and phishing attacks, nation-state attacks, political protests, failures during the process of upgrading or replacing software and databases, power outages, hardware failures, telecommunication failures, software errors or incompatibility, user errors or catastrophic events. Information security risks have generally increased in recent years because of the proliferation of new technologies and the increased sophistication and activities of perpetrators of cyber-attacks. Hackers and data thieves are increasingly sophisticated and operating large-scale and complex automated attacks, including on companies within the healthcare industry. We are also dependent on a technology supply chain that involves many third parties, some of whom may not be known to us, and each of these companies may also be a source of potential risk to our patients, operations and reputation. In addition, the competition for talent in the data privacy and cybersecurity space is intense, and we may be unable to hire, develop or retain suitable talent capable of adequately detecting, mitigating or remediating these risks. Our failure to adhere to, or successfully implement processes in response to, evolving cybersecurity threats and changing legal or regulatory requirements in this area could result in legal liability or damage to our reputation in the marketplace.

As cyber threats continue to evolve, we and our third-party vendors may be unable to anticipate all potential threats. We may be required to expend additional resources to further enhance our information security measures and/or to investigate and remediate any information security vulnerabilities. If our or our third-party vendors' security measures fail or are breached, it could result in unauthorized persons accessing sensitive patient data (including PHI), a loss of or damage to our data, or an inability to access data sources, process data or provide our services to our patients. A security incident may even remain undetected for an extended period, and we or our third-party vendors may be unable to anticipate such threats and attacks or implement adequate preventive measures. For example, in February 2024, UnitedHealth Group announced that its Change Healthcare information technology systems were being taken offline for an undefined period, which impacted our operations, including our ability to process insurance claims, collect payments and confirm insurance eligibility of patients, and the ability of third-party pharmacies to fill electronic prescriptions our clinicians write for patients. Such failures or breaches of our or our third-party vendors' security measures, or our or our third-party vendors' inability to effectively resolve such failures or breaches in a timely manner, could severely damage our reputation, adversely affect patient, provider or investor confidence in us, and reduce the demand for our services from existing and potential patients. In addition, we could face litigation (including class action claims), damages for breach of contract, monetary penalties or regulatory actions for violation of applicable laws or regulations, and incur significant costs to comply with applicable data breach notification laws and to implement remedial measures to prevent future occurrences and mitigate past incidents. Although we maintain insurance coverage that may cover certain liabilities and expenses in connection with security breaches and other security incidents, we cannot be certain that our insurance coverage will be sufficient to compensate for all liability, that insurance will continue to be available to us on commercially reasonable terms (if at all), or that any insurer will not deny coverage as to any future claim, and in any event, insurance coverage would not address the reputational damage that could result from a security incident.

As cybersecurity threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities. The inability to implement, maintain and upgrade adequate safeguards could have a material adverse effect on our business.

Our use and disclosure of PII, including PHI, is subject to federal and state privacy and security laws and regulations, and our failure to comply with those regulations or to adequately secure such information we hold could result in significant liability or reputational harm and, in turn, substantial harm to our supported practices, supported clinicians, patient base and revenue.

The privacy and security of PII stored, maintained, received or transmitted electronically is a significant issue in the United States. While we strive to comply with all applicable privacy and security laws and regulations, as well as our own posted privacy policies, legal standards for privacy, including but not limited to "unfairness" and "deception," as enforced by the Federal Trade Commission and state attorneys general and comprehensive privacy laws in more than 20 states, continue to evolve. Our failure or perceived failure to comply may result in proceedings or actions against us by government entities or others, or could cause us to lose customers, which could have a material adverse effect on our business. Recently, there has been an increase in public awareness of privacy issues and in the number of private privacy-related lawsuits filed against companies. Any allegations about us, our supported practices or our supported clinicians with regard to the collection, processing, use, disclosure, or security of PII or other privacy-related matters, even if unfounded, could damage our reputation and harm our business.

We also publish statements to our patients and stakeholders that describe how we handle and protect personal information. If federal or state regulatory authorities or private litigants consider any portion of these statements to be deceptive or misleading, either by what was said or what is omitted, we may be subject to claims of deceptive practices, which could lead to significant liabilities and consequences, including, without limitation, costs of responding to investigations, defending against litigation, settling claims and complying with regulatory or court orders.

Numerous federal and state laws and regulations govern collection, dissemination, use and confidentiality of personally identifiable health information, including state privacy and confidentiality laws (including state laws requiring notification of data breaches) and HIPAA.

HIPAA establishes a set of baseline national privacy and security standards for the protection of PHI, by health plans, healthcare clearinghouses and certain healthcare providers, referred to as covered entities, and the business associates with whom such covered entities contract for services, which includes us. Certain of our entities and supported practices are covered entities, while our management service entities are business associates.

HIPAA requires covered entities and business associates to develop and maintain policies and procedures with respect to PHI that is used or disclosed, including the adoption of administrative, physical and technical safeguards to protect such information. HIPAA also implemented the use of standard transaction code sets and standard identifiers that covered entities must use when submitting or receiving certain electronic healthcare transactions, including activities associated with the billing and collection of healthcare claims.

HIPAA imposes mandatory penalties for certain violations. Penalties for violations of HIPAA and its implementing regulations include civil monetary penalties of up to $71,162 per violation, not to exceed $2,134,831 for violations of the same standard in a single calendar year (as of 2024, and subject to periodic adjustments for inflation). However, a single breach incident can result in violations of multiple standards, which could result in significant fines. A person who knowingly obtains or discloses individually identifiable health information in violation of HIPAA may face a criminal penalty of up to $50,000 and up to one-year of imprisonment. The criminal penalties increase if the wrongful conduct involves false pretenses or the intent to sell, transfer, or use identifiable health information for commercial advantage, personal gain, or malicious harm, with a maximum fine of $250,000 and maximum imprisonment of ten years. HIPAA also authorizes state attorneys general to file suit on behalf of their residents. While HIPAA does not create a private right of action allowing individuals to bring lawsuits in civil court for violations of HIPAA, its standards have been used as the basis for duty of care in state civil suits such as those for negligence or recklessness in the misuse or breach of PHI. Any such penalties or lawsuits could harm our business, financial condition, results of operations and prospects.

In addition, HIPAA mandates that the Secretary of HHS conduct periodic compliance audits of HIPAA covered entities or business associates for compliance with the HIPAA Privacy and Security Standards. It also tasks HHS with establishing a methodology whereby harmed individuals who were the victims of breaches of unsecured PHI may receive a percentage of the Civil Monetary Penalty fine paid by the violator.

HIPAA further requires that patients be notified of any unauthorized acquisition, access, use or disclosure of their unsecured PHI that compromises the privacy or security of such information, with certain exceptions related to unintentional or inadvertent use or disclosure by employees or authorized individuals. HIPAA specifies that such notifications must be made "without unreasonable delay and in no case later than 60 calendar days after discovery of the breach." If a breach affects 500 patients or more, it must be reported to HHS without unreasonable delay, and HHS will post the name of the breaching entity on its public website. Breaches affecting 500 patients or more in the same state or jurisdiction must also be reported to the local media. If a breach involves fewer than 500 people, the covered entity must record it in a log and notify HHS at least annually. Further, the HHS OCR published a proposed rule in January of 2021, which, among other things calls for greater care coordination and an individual's rights to access patient records. The proposed rule specifically encourages the disclosure of PHI when needed to help individuals experiencing substance use disorder, serious mental illness and in emergency circumstances. The proposed rule is subject to a regulatory suspension announced by the Biden administration and we do not know when (or if) the final rule will be published or whether there may be additional changes to the regulations, but when it is, we will need to evaluate and potentially update our HIPAA regulatory programs and documentation to ensure compliance with such requirements.

Additionally, online tracking technologies generally used to collect and analyze information about user behavior and enhance the user experience may qualify as HIPAA violations and result in sanction. In December 2022, OCR issued a bulletin titled, "Use of Online Tracking Technologies by HIPAA Covered Entities and Business Associates," which sets forth broad-reaching guidance for HIPAA covered entities and their business associates that utilize online tracking technologies on their webpages and applications. In the guidance, OCR takes the position that when individuals use regulated entities' websites, the individual information gleaned from that use (including, in certain circumstances, IP address, geographic location, or other unique identifying code) may include PHI, and such information cannot be disclosed to a tracking vendor in a manner that would constitute an impermissible disclosure under HIPAA (e.g., disclosure without a valid HIPAA authorization or business associate agreement ("BAA")). In March 2024, the OCR updated its 2023 guidance on the use of online tracking technologies on webpages and applications by HIPAA covered entities and business associates to address the disclosure of individually identifiable health information through unauthenticated, public-facing webpages. The guidance was subject to court challenge, and its interpretation and enforcement remain subject to ongoing developments. There have been several class action lawsuits, including against LifeStance, asserting that HIPAA covered entities and business associates improperly used or disclosed PHI through online tracking technologies. See "—Risks Related to Our Business and

Our Industry—Litigation, including in connection with commercial disputes or employment claims, against us could be costly and time-consuming to defend."

HHS OCR additionally published a final rule in April 2024 modifying existing standards permitting uses and disclosures of PHI when the PHI pertains to reproductive healthcare, which is defined broadly and may capture mental health treatment provided to women surrounding subjects such as pregnancy, miscarriage, abortion, and fertility. The final rule became effective June 25, 2024, with compliance required by December 23, 2024, and generally prohibits the use or disclosure of PHI by a covered entity when said use or disclosure is to be used to conduct a criminal, civil, or administrative investigation into or impose a related liability on any person for the act of seeking, obtaining, providing, or facilitating reproductive healthcare, when such healthcare is lawful under the circumstances in which it is provided. Covered entities are similarly prohibited from disclosing PHI to identify any person for the purpose of conducting such investigation or imposing such liability. To implement this prohibition, covered entities that receive a request for PHI potentially related to reproductive healthcare are required to obtain a signed attestation that the use or disclosure of said PHI is not for a prohibited purpose, when said request is for health oversight activities, judicial and administrative proceedings, law enforcement purposes, or disclosures to coroners and medical examiners. Compliance with this new rule will require careful monitoring of the evolving landscape of state laws surrounding reproductive healthcare so that we may remain compliant with both state and federal laws.

We may also be required to comply with the Federal Substance Abuse Confidentiality Regulations, known as 42 C.F.R. Part 2. In July 2020, new regulations overhauled these laws to better align with HIPAA and to facilitate better coordination of care in response to the opioid epidemic. On December 2, 2022, HHS OCR published a proposed rule containing proposals to implement the CARES Act provisions, which bring Part 2 in alignment with HIPAA including, among other things, expanding the scope of permitted disclosures of substance use disorder treatment records and applying HIPAA's breach notification standards to breaches of records protected by Part 2. Notice of Privacy Practices and arrangements with business associates and qualified service organizations will also need to be adjusted accordingly.

The Final Rule, which was published in February 2024, aligned Part 2 penalties with civil and criminal enforcement authorities that apply to HIPAA violations. Under the Final Rule, the penalties for Part 2 violations have increased, rising from up to $5,000 for individuals and $10,000 for organizations on a per-violation basis to a $50,000 maximum penalty for failure to comply with the Part 2 requirements and a $250,000 maximum penalty for wrongful disclosure of individually identifiable health information. Additional changes in the Final Rule further harmonize Part 2 with HIPAA and include aligning data breach notification protocols with the HIPAA Breach Notification Rule; allowing single consents for disclosures related to treatment, payment and healthcare operations; and aligning Part 2 Patient Notice requirements with requirements of the HIPAA Notice of Privacy Practices. We will have until February 2026 to comply.

Further, the U.S. federal government and various states and governmental agencies have adopted or are considering adopting various laws, regulations and standards regarding the collection, use, retention, security, disclosure, transfer and other processing of sensitive and personal information. For example, California implemented the California Confidentiality of Medical Information Act, which imposes restrictive requirements regulating the use and disclosure of health information and other personally identifiable information. These laws and regulations are not necessarily preempted by HIPAA, particularly if a state affords greater protection to individuals than HIPAA. Where state laws are more protective, we have to comply with the stricter provisions. In addition to fines and penalties imposed upon violators, some of these state laws also afford private rights of action to individuals who believe their personal information has been misused. For example, the California Consumer Privacy Act, as amended by the California Privacy Rights Act (together, the "CCPA") gives California residents certain privacy rights in the collection and use of their personal information, and take certain other acts in furtherance of those rights. Failure to comply with the CCPA may result in, among other things, civil penalties of up to $7,500 per violation, as well as a private right of action for certain data breaches. Additionally, California created a data protection agency authorized to implement and enforce the CCPA, which could result in increased enforcement. While the CCPA contains an exemption for PHI subject to HIPAA, we may process other personal information that is subject to the CCPA. In addition, almost 20 other states have now passed comprehensive privacy laws that have taken effect or will come into effect at various times over the next few years.

These comprehensive state privacy laws also provide exemptions for PHI subject to HIPAA or exempt covered entities and business associates entirely. All of these evolving compliance and operational requirements impose significant costs that are likely to increase over time, may require us to modify our data processing practices and policies, divert resources from other initiatives and projects and could restrict the way services involving data are offered, all of which may adversely affect our results of operations. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to sensitive and personal information than federal, international or other state laws, and such laws may differ from each other, which may complicate compliance efforts. State laws are changing rapidly and there is discussion in Congress of a new federal data protection and privacy law to which we may be subject. We will need to continue to evaluate our privacy program as the implementation of the law evolves and may need to make further modifications to our programs, which, if we fail to do so as required, may expose us to liability.

There are many other federal and state-based data privacy and security laws and regulations that may impact our business. For example, federal, state and local privacy and consumer protection laws also govern specific technologies that we employ or how we market to, and otherwise communicate with, individuals. For example, the Controlling the Assault of Non-Solicited Pornography and

Marketing Act and the Telephone Consumer Protection Act ("TCPA") impose specific requirements on communications with consumers. The TCPA and analogous state laws, for instance, impose various consumer consent requirements and other restrictions on communications with consumers by phone, fax or text message. TCPA violations can result in significant financial penalties, including penalties or criminal fines imposed by the Federal Communications Commission or fines of up to $1,500 per violation imposed through private litigation or by state authorities. The TCPA provides for substantial penalties and statutory damages and has generated significant class action activity. The costs of litigating and/or settling a TCPA or similar legal claim could be significant.

The interplay of federal and state laws may be subject to varying interpretations by courts and government agencies, creating complex compliance issues for us and our clients and potentially exposing us to additional expense, adverse publicity and liability. Further, as regulatory focus on privacy issues continues to increase and laws and regulations concerning the protection of personal information expand and become more complex, these potential risks to our business could intensify. Changes in laws or regulations associated with the enhanced protection of certain types of sensitive data, such as PHI or PII, along with increased customer demands for enhanced data security, could greatly increase our cost of providing our services, decrease demand for our services, reduce our revenue and/or subject us to additional liabilities.

In addition to the applicable federal and state laws, we are also subject to PCI DSS, a self-regulatory standard that requires companies that process payment card data to implement certain data security measures. If we or our payment processor fail to comply with the PCI DSS, we may incur significant fines or liability and lose access to major payment card systems. Our systems are subject to annual review under the PCI DSS requirements, and we have historically had, may now have, and may have in the future have items that require improvement. Industry groups may in the future adopt additional self-regulatory standards by which we are legally or contractually bound.

The evolving patchwork of differing state and federal privacy and data security laws increases the cost and complexity of operating our business and increases our exposure to liability, including from third-party litigation and regulatory investigations, enforcement, fines and penalties. The scope and enforcement of each of these laws is uncertain and subject to rapid change, particularly, in the current environment of healthcare reform. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Any such investigations, prosecutions, convictions or settlements could result in significant financial penalties, damage to our brand and reputation, and a loss of customers, any of which could have an adverse effect on our business.

Laws regulating scope of clinician practices and supervision requirements may constrain our ability to grow and meet patient needs.

Each state regulates the scope of practice under our clinicians' licenses. There is substantial variation across states in scope of practice for many clinician types, including nurse practitioners. In a number of states in which we operate, nurse practitioners are required to have physician supervisors, in particular in connection with the prescription of Schedule II drugs. The need to provide supervisors may constrain our ability to add new clinicians to the practice, meet patient need or serve specific geographic regions. Further, supervision and scope of license laws are subject to frequent change by state legislative bodies. Changes decreasing the scope of license or increasing the onerousness of supervision requirements could adversely affect our ability to meet patient need and ultimately negatively impact our business and results of operations.

Regulations related to telehealth are still evolving. To the extent regulations revert to their pre-COVID state, our ability to provide or be reimbursed for certain telehealth services could be impaired.

Given the uncertain regulatory climate, government regulations regarding the provision of telehealth services have been unpredictable, and sudden changes could be costly to us or have a material effect on our business. Further, some states impose strict standards on using telehealth to prescribe certain classes of controlled substances that can be commonly used to treat mental health disorders. The unpredictability of this regulatory landscape means that sudden changes in policy regarding standards of care and reimbursement are possible. If a successful legal challenge or an adverse change in the relevant laws were to occur, and we were unable to adapt our business model accordingly, our operations in the affected jurisdictions would be disrupted, which could have a material adverse effect on our business, financial condition and results of operations. If we are required to adapt our business model, we may be limited to only in person services, which may have a material adverse effect on our business, financial condition and results of operations.

Recent growth in our telehealth services has been facilitated by significant reduction of regulatory and reimbursement barriers for telehealth services in response to the COVID-19 pandemic, including expansion of reimbursement for telehealth services, and easing of state licensure policies for clinicians, enabling more clinicians to serve patients in more states. During the public health emergency, the Drug Enforcement Agency permitted providers to prescribe certain controlled substances through telehealth without requiring those providers to have conducted an in-person medical evaluation. This flexibility has been extended through December 31, 2025. However, to the extent these regulations revert to their pre-COVID state, our ability to provide certain telehealth services may be impaired, which may have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Indebtedness

Our existing indebtedness could adversely affect our business and growth prospects.

As of December 31, 2024, we had $290.0 million in principal amount outstanding under our 2024 Credit Agreement. Our indebtedness, or any additional indebtedness we may incur, could require us to divert funds identified for other purposes for debt service and impair our liquidity position. If we cannot generate sufficient cash flow from operations to service our debt, we may need to refinance our debt, dispose of assets or issue equity to obtain necessary funds. We do not know whether we will be able to take any of these actions on a timely basis, on terms satisfactory to us or at all.

Our indebtedness and the cash flow needed to satisfy our debt have important consequences, including:

- limiting funds otherwise available for financing our capital expenditures by requiring us to dedicate a portion of our cash flows from operations to the repayment of debt and the interest on this debt;

- making us more vulnerable to rising interest rates; and

- making us more vulnerable in the event of a downturn in our business.

Our level of indebtedness may place us at a competitive disadvantage to our competitors that are not as highly leveraged. Fluctuations in interest rates can increase borrowing costs. Increases in interest rates may directly impact the amount of interest we are required to pay and reduce earnings accordingly. In addition, developments in tax policy, such as the disallowance of tax deductions for interest paid on outstanding indebtedness, could have an adverse effect on our liquidity and our business, financial conditions and results of operations.

In addition, we may need to refinance all or a portion of our indebtedness before maturity. We may not be able to refinance any of our indebtedness on commercially reasonable terms or at all.

We may not be able to generate sufficient cash flow to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under such indebtedness, which may not be successful.

Our ability to make scheduled payments or to refinance outstanding debt obligations depends on our financial and operating performance, which will be affected by prevailing economic, industry and competitive conditions and by financial, business and other factors beyond our control. We may not be able to maintain a sufficient level of cash flow from operating activities to permit us to pay the principal, premium, if any, and interest on our indebtedness. Any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in penalties or defaults, which would also harm our ability to incur additional indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or seek to restructure or refinance our indebtedness. Any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such cash flows and resources, we could face substantial liquidity problems and might be required to sell material assets or operations to attempt to meet our debt service obligations. If we cannot meet our debt service obligations, the holders of our indebtedness may accelerate such indebtedness and, to the extent such indebtedness is secured, foreclose on our assets. In such an event, we may not have sufficient assets to repay all of our indebtedness.

The terms of the 2024 Credit Agreement restrict our current and future operations, particularly our ability to respond to changes or to take certain actions.

The 2024 Credit Agreement contains a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interests, including restrictions on our ability to:

- incur additional indebtedness or other contingent obligations;

- create liens;

- make investments, acquisitions, loans and advances;

- consolidate, merge, liquidate or dissolve;

- sell, transfer or otherwise dispose of our assets;

- pay dividends on our equity interests or make other payments in respect of capital stock; and

- materially alter the business we conduct.

You should read the discussion under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" for further information about these covenants.

The restrictive covenants in the 2024 Credit Agreement require us to satisfy certain financial condition tests. Our ability to satisfy those tests can be affected by events beyond our control. In addition, the 2024 Credit Agreement contains a financial maintenance covenant requiring compliance with a maximum leverage ratio as of the last day of each fiscal quarter.

A breach of the covenants or restrictions under the 2024 Credit Agreement could result in an event of default. Such a default may allow the creditors to accelerate the related debt, which may result in the acceleration of any other debt we may incur to which a cross-acceleration or cross-default provision applies. In the event the holders of our indebtedness accelerate the repayment, we may not have sufficient assets to repay that indebtedness or be able to borrow sufficient funds to refinance it. Even if we are able to obtain new financing, it may not be on commercially reasonable terms or on terms acceptable to us. As a result of these restrictions, we may be:

- limited in how we conduct our business;

- unable to raise additional debt or equity financing to operate during general economic or business downturns; or

- unable to compete effectively or to take advantage of new business opportunities.

These restrictions, along with restrictions that may be contained in agreements evidencing or governing other future indebtedness, may affect our ability to grow in accordance with our growth strategy.

Risks Related to Our Common Stock

Our Principal Stockholders control us, and their interests may conflict with ours or yours.

As of December 31, 2024, investment entities affiliated with TPG Inc. ("TPG"), affiliates of Silversmith Capital Partners ("Silversmith"), and affiliates of Summit Partners ("Summit" and together with TPG and Silversmith, our "Principal Stockholders"), collectively, beneficially owned approximately 57.6% of our common stock. The Principal Stockholders together will control the vote of all matters submitted to a vote of our stockholders, which enables them to control the election of the members of the Board of Directors and other corporate decisions. Even when the Principal Stockholders cease to own shares of our stock representing a majority of the total voting power, for so long as the Principal Stockholders continue to own a significant percentage of our stock, the Principal Stockholders will still be able to significantly influence the composition of our Board of Directors and the approval of actions requiring stockholder approval. Accordingly, for such period of time, the Principal Stockholders will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers, decisions on whether to raise future capital and amending our charter and bylaws, which govern the rights attached to our common stock. In particular, for so long as the Principal Stockholders continue to own a significant percentage of our stock, the Principal Stockholders will be able to cause or prevent a change of control of us or a change in the composition of our Board of Directors and could preclude any unsolicited acquisition of us. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of us and ultimately might affect the market price of our common stock.

The Principal Stockholders and their affiliates engage in a broad spectrum of activities, including investments in the healthcare industry generally. In the ordinary course of their business activities, the Principal Stockholders and their affiliates may engage in activities where their interests conflict with our interests or those of our other stockholders, such as investing in or advising businesses that directly or indirectly compete with certain portions of our business or are suppliers or customers of ours. Our amended and restated certificate of incorporation provides that none of the Principal Stockholders, any of their affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or its affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. The Principal Stockholders also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, each of the Principal Stockholders may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you.

We are a "controlled company" within the meaning of the rules of Nasdaq and, as a result, we qualify for exemptions from certain corporate governance requirements. You will not have the same protections as those afforded to stockholders of companies that are subject to such governance requirements.

The Principal Stockholders together control a majority of the voting power of our outstanding common stock. As a result, we are a "controlled company" within the meaning of the corporate governance standards of Nasdaq. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain corporate governance requirements, including:

- the requirement that a majority of our Board of Directors consist of independent directors;

- the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities;

- the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

- the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

We may elect to utilize one or more of these exemptions. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

We have in the past and will continue to incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.

As a public company, we continue to incur significant legal, accounting, and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq, and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. We expect that we will need to hire additional accounting, finance, and other personnel in connection with our efforts to comply with the requirements of being, a public company, and our management and other personnel will need to devote a substantial amount of time towards maintaining compliance with these requirements. Our management and other personnel has and will also need to continue to devote a substantial amount of time towards compliance with the additional reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These requirements have and will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costly. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

We have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future or fail to maintain an effective system of internal control over financial reporting. If our remediation of the material weaknesses is not effective, or we fail to develop and maintain effective internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired, which could harm our business and negatively impact the value of our common stock.

In connection with the preparation of our consolidated financial statements as of and for the year ended December 31, 2019, we identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

We did not design and maintain an effective control environment commensurate with our financial reporting requirements due to an insufficient complement of resources in the accounting/finance and IT functions, with an appropriate level of knowledge, experience and training. This material weakness contributed to the following additional material weaknesses:

- We did not maintain formal accounting policies and procedures, and did not design and maintain effective controls related to significant accounts and disclosures to achieve complete, accurate and timely financial accounting, reporting and disclosures, including controls over account reconciliations, segregation of duties and the preparation and review of journal entries.

  These material weaknesses resulted in material misstatements related to the identification and valuation of intangible assets acquired in business combinations that impacted the classification of intangible assets and goodwill, related impacts to amortization and income tax expense, and the restatement of our previously issued annual consolidated financial statements as of and for the years ended December 31, 2019 and 2018 with respect to such intangibles assets acquired in business combinations. Additionally, these material weaknesses could result in a misstatement of substantially all of the financial statement accounts and disclosures that would result in a material misstatement to our annual or interim consolidated financial statements that would not be prevented or detected.

- We did not design and maintain effective controls over IT general controls for information systems that are relevant to the preparation of our consolidated financial statements. Specifically, we did not design and maintain: (i) program change management controls for financial systems to ensure that information technology program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately; (ii) user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to financial applications, programs, and data to appropriate Company personnel; (iii) computer operations controls to ensure that critical batch jobs are monitored and data backups are authorized and monitored; and (iv) testing and approval controls for program development to ensure that new software development is aligned with business and IT requirements.

These IT deficiencies did not result in a material misstatement to our consolidated financial statements; however, the deficiencies, when aggregated, could impact maintaining effective segregation of duties, as well as the effectiveness of IT-dependent controls (such as automated controls that address the risk of material misstatement to one or more assertions, along with the IT controls and underlying data that support the effectiveness of system-generated data and reports) that could result in misstatements potentially impacting all financial statement accounts and disclosures that would not be prevented or detected. Accordingly, we have determined these deficiencies in the aggregate constitute a material weakness.

We have made progress towards designing and implementing the plan to remediate the material weaknesses and will continue to review, revise, and improve the design and implementation of our internal controls as appropriate. Although we have made enhancements to our control procedures, these material weaknesses will not be considered remediated until our controls are effectively designed and operational for a sufficient period of time, tested, and management concludes that these controls are operating effectively. Failing to develop or maintain effective internal control over financial reporting may result in a misstatement of our financial statements or cause investors to lose confidence in us, which could have a material adverse effect on our business, financial condition or results of operations.

If we fail to maintain effective internal control over financial reporting and effective disclosure controls and procedures, we may not be able to accurately report our financial results in a timely manner or prevent fraud, which may adversely affect investor confidence in our company.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the "Sarbanes-Oxley Act"), our management is required to report on, and our independent registered public accounting firm is required to attest to, the effectiveness of our internal control over financial reporting. This assessment includes disclosure of any material weakness identified by our management in our internal control over financial reporting. In addition, we are required to comply with the SEC's rules implementing Section 302 of the Sarbanes-Oxley Act, which requires management to certify financial and other information in our quarterly and annual reports, and we are required to disclose significant changes made in our internal controls and procedures on a quarterly basis.

If we identify an additional material weakness in our internal control over financial reporting, we may not be able to remediate the material weakness identified in a timely manner or maintain all of the controls necessary to remain in compliance with our reporting obligations. If we identify any additional material weaknesses in our internal controls over financial reporting or we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or assert that our internal controls over financial reporting are effective, or if our independent registered public accounting firm is unable to express an unqualified opinion as to the effectiveness of our internal control over financial reporting in future periods, investors may lose confidence in the accuracy and completeness of our financial reports. As a result, the market price of our common stock could be materially adversely affected.

Provisions of our corporate governance documents could make an acquisition of our Company more difficult and may prevent attempts by our stockholders to replace or remove our current management, even if beneficial to our stockholders.

In addition to beneficial ownership by our Principal Stockholders of a controlling percentage of our common stock, our certificate of incorporation and bylaws, and the Delaware General Corporate Law (the "DGCL"), contain provisions that could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. These provisions include a classified Board of Directors and the ability of our Board of Directors to issue preferred stock without stockholder approval that could be used to dilute a potential acquirer. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our Board of Directors. Because our Board of Directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt to replace current members of our management team. As a result, you may lose your ability to sell your stock for a price in excess of the prevailing market price due to these protective measures, and efforts by stockholders to change the direction or management of the Company may be unsuccessful.

Our amended and restated certificate of incorporation designates courts in the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, and also provide that the federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933, as amended (the "Securities Act"), each of which could limit our stockholders' ability to choose the judicial forum for disputes with us or our directors, officers, stockholders, or employees.

Our amended and restated certificate of incorporation provides that, subject to limited exceptions, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for:

- any derivative action or proceeding brought on our behalf;

- any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders;

- any action asserting a claim against us arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws;

- any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or bylaws; and

- any other action asserting a claim against us that is governed by the internal affairs doctrine (each, a "Covered Proceeding").

Our certificate of incorporation also provides that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action against us or any of our directors, officers, employees or agents and arising under the Securities Act. However, Section 22 of the Securities Act provides that federal and state courts have concurrent jurisdiction over lawsuits brought the Securities Act or the rules and regulations thereunder. To the extent the exclusive forum provision restricts the courts in which claims arising under the Securities Act may be brought, there is uncertainty as to whether a court would enforce such a provision. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. This provision does not apply to claims brought under the Exchange Act.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to these provisions. These provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

Our amended and restated certificate of incorporation contains a provision renouncing our interest and expectancy in certain corporate opportunities, which could adversely impact our business.

Each of our Principal Stockholders and the members of our Board of Directors who are affiliated with them, by the terms of our certificate of incorporation, will not be required to offer us any corporate opportunity of which they become aware and can take any such corporate opportunity for themselves or offer it to other companies in which they have an investment. We, by the terms of our certificate of incorporation, expressly renounce any interest or expectancy in any such corporate opportunity to the extent permitted under applicable law, even if the opportunity is one that we or our subsidiaries might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so. Our certificate of incorporation will not be able to be amended to eliminate our renunciation of any such corporate opportunity arising prior to the date of any such amendment.

Our Principal Stockholders are in the business of making investments in companies and any of our Principal Stockholders may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. These potential conflicts of interest could have a material adverse effect on our business, financial condition, results of operations or prospects if our Principal Stockholders allocate attractive corporate opportunities to themselves or their affiliates instead of to us.

Our stock price is volatile, and the value of our common stock may decline.

The market price of our common stock is highly volatile and may fluctuate or decline substantially as a result of a variety of factors. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could subject the market price of our shares to wide price fluctuations regardless of our operating performance. Our results of operations and the trading price of our shares may fluctuate in response to various factors, including:

- actual or anticipated changes or fluctuations in our results of operations and whether our results of operations meet the expectations of securities analysts or investors;

- actual or anticipated changes in securities analysts' estimates and expectations of our financial performance;

- announcements of new technology platform capabilities, commercial or payor relationships, acquisitions, or other events by us or our competitors;

- general market conditions, including volatility in the market price and trading volume of technology companies in general and of companies in the mental healthcare industry and the general healthcare in particular;

- investors' perceptions of our prospects and the prospects of the businesses in which we participate;

- sales of large blocks of our common stock, including sales by our executive officers, directors, and significant stockholders;

- announced departures of any of our key personnel;

- lawsuits threatened or filed against us or involving our industry, or both;

- changing legal or regulatory developments in the United States and other countries;

- any default or anticipated default under agreements governing our indebtedness;

- effects of public health crises; and

- general economic conditions and trends.

These and other factors, many of which are beyond our control, may cause our results of operations and the market price and demand for our shares to fluctuate substantially. While we believe that results of operations for any particular quarter are not necessarily a meaningful indication of future results, fluctuations in our quarterly results of operations could limit or prevent investors from readily selling their shares and may otherwise negatively affect the market price and liquidity of our shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

We do not expect to pay any dividends for the foreseeable future.

We do not currently pay dividends and do not currently anticipate paying dividends on our common stock in the future. The declaration, amount and payment of any future dividends on shares of our common stock will be at the sole discretion of our Board of Directors, which may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, the implications of the payment of dividends by us to our stockholders or by our subsidiaries to us, and any other factors that our Board of Directors may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants of any future outstanding indebtedness we or our subsidiaries incur. Therefore, any return on investment in our common stock is solely dependent upon the appreciation of the price of our common stock on the open market, which may not occur.

If securities or industry analysts publish unfavorable or inaccurate research about our business, our common stock price and trading volume could decline.

The trading market for our shares is influenced, in part, by the research and reports that industry or securities analysts or other commentators publish about us or our business. We do not have any control over these analysts or commentators. If one or more of these analysts cease coverage of our Company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock, or if our results of operations do not meet their expectations, our share price could decline.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

The Company has adopted processes designed to identify, assess and manage material risks from cybersecurity threats. Those processes include response to and an assessment of internal and external threats to the security, confidentiality, integrity and availability of company data and systems along with other material risks to company operations, at least annually or whenever there are material changes to the Company's systems or operations. Our business strategy, results of operations and financial condition have not been materially affected by risks from cybersecurity threats, including as a result of previously identified cybersecurity incidents, but we cannot provide assurance that they will not be materially affected in the future by such risks or any future material breaches. As part of our risk management process, the Company engages outside providers to conduct periodic penetration testing and other cybersecurity audits. The Company stores company data in cloud environments with security appropriate to data involved and has adopted controls around, among other things, vendor risk assessment, information classification, access and acceptable use and backup and recovery.

The Company's Senior Vice President of IT Security ("SVP of IT Security") has over 35 years of experience in the informational technology field, with 19 years of healthcare IT experience with an emphasis in IT security and computer forensics. The SVP of IT Security has operational responsibility for ensuring the adequacy and effectiveness of the company's risk management, control and governance processes, who periodically reports to the Operational Risk Committee ("ORC"), responsible for applying the policy decisions and, in coordination with the Chief Digital Officer and Chief Executive Officer, reports to the Board of Directors at least annually or more regularly at the discretion of the ORC.

The Audit Committee of the Board of Directors is briefed on cybersecurity risks at least once each calendar year and also receives prompt and timely information regarding any cybersecurity incident that meets established reporting thresholds. The SVP of IT Security reports quarterly to the Audit Committee and such report addresses overall assessment of the Company's compliance with this and other cybersecurity policies, including topics such as risk assessment, risk management and control decisions, service provider arrangements, test results, security incidents and responses, recommendations for changes and/or updates to policies and procedures.

Item 2. Properties

Our corporate headquarters is located in Scottsdale, Arizona pursuant to the terms of an approximately six-year lease that was entered into August 2023 for approximately 6,000 square feet of space. In addition, our subsidiaries and supported practices lease space for clinic services at each of our 569 centers. We believe that our current facilities are adequate to meet our current needs.

Item 3. Legal Proceedings

From time to time, we are subject to various legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business. While the outcome of these matters cannot be predicted with certainty, we do not believe that the outcome of any of these matters, individually or in the aggregate, will have a material adverse effect on our consolidated financial condition, results of operations, or cash flows.

For a discussion of certain legal proceedings in which we are involved, please read Note 13, Commitments and Contingencies, to our consolidated financial statements included in Part IV, Item 15, of this Annual Report on Form 10-K, which is incorporated into this item by reference.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Securities Market Information

Our common stock has been listed on the Nasdaq Global Select Market under the symbol "LFST" since June 10, 2021. Prior to that, there was no public trading market for our common stock.

Holders of Record

As of February 19, 2025, there were approximately 29 stockholders of record for our common stock. The actual number of stockholders is greater than this number of record holders, and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

Dividend Policy

We do not currently pay dividends and do not currently anticipate paying dividends on our common stock in the future. However, we expect to reevaluate our dividend policy on a regular basis and may, subject to compliance with the covenants contained in our credit facilities and other considerations, determine to pay dividends in the future. The declaration, amount and payment of any future dividends on shares of our common stock will be at the sole discretion of our Board of Directors, which may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, the implications of the payment of dividends by us to our stockholders or by our subsidiaries to us, and any other factors that our Board of Directors may deem relevant.

Stock Performance Graph

The following graph and related information shows a comparison of the cumulative total return for our common stock, Russell 2000 Composite Index ("Russell 2000") and Russell 2500 Health Care Index ("Russell 2500 Health Care") between June 10, 2021 (the date our common stock commenced trading on Nasdaq) through December 31, 2024. All values assume an initial investment of $100 and reinvestment of any dividends. However, no dividends have been declared on our common stock to date. The stock price performance on the following graph represents past performance and is not necessarily indicative of possible future stock price performance.



	6/10/2021	12/31/2021	12/31/2022	12/31/2023	12/31/2024
LifeStance Health Group, Inc.	$ 100.00	$ 43.47	$ 22.56	$ 35.75	$ 33.65
Russell 2000	$ 100.00	$ 97.73	$ 77.75	$ 90.92	$ 101.41
Russell 2500 Health Care	$ 100.00	$ 90.88	$ 64.95	$ 67.72	$ 69.79

The information above shall not be deemed "soliciting material" or to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities under that section, and shall not be incorporated by reference into any of our other filings under the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended, regardless of any general incorporation language in those filings.

Securities Authorized for Issuance Under Equity Compensation Plans

The information required by this item will be set forth in the Proxy Statement and is incorporated into this Annual Report on Form 10-K by reference.

Recent Sales of Unregistered Securities

None.

Issuer Purchases of Equity Securities

None.

Use of Proceeds from Registered Securities

None.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear elsewhere in this Annual Report on Form 10-K. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risk and uncertainties described under "Risk Factors" and elsewhere in this Annual Report on Form 10-K. Our actual results may differ materially from those contained in or implied by any forward-looking statements. See "Cautionary Note Regarding Forward-Looking Statements" included elsewhere in this Annual Report on Form 10-K.

LifeStance Health Group, Inc. was formed as a Delaware corporation on January 28, 2021 for the purpose of completing an initial public offering ("IPO") and related transactions in order to carry on the business of LifeStance TopCo, L.P. ("LifeStance TopCo") and its consolidated subsidiaries and supported practices. LifeStance Health Group, Inc. wholly-owns the equity interest of LifeStance TopCo and operates and controls all of the business and affairs and consolidates the financial results of LifeStance TopCo and its wholly owned subsidiaries and supported practices.

Unless stated otherwise or the context otherwise requires, the terms "we", "us", "our business", "LifeStance" and "our Company" and similar references refer to LifeStance Health Group, Inc. and its consolidated subsidiaries and supported practices. References to "our employees" and "our clinicians" refer collectively to employees and clinicians, respectively, of our subsidiaries and supported practices. References to "our patients" refer to the patients treated by such clinicians.

Our Business

We are reimagining mental health through a tech-enabled care delivery model built to expand access, address affordability, improve outcomes and lower overall healthcare costs. We are one of the nation's largest outpatient mental health platforms based on the number of clinicians we employ through our subsidiaries and our supported practices and our geographic scale, employing 7,424 licensed mental health clinicians across 33 states as of December 31, 2024. In 2024, our clinicians treated over 940,000 unique patients through approximately 7.9 million visits. Our patient-focused platform combines a personalized, digitally powered patient experience with differentiated clinical capabilities and in-network insurance relationships to fundamentally transform patient access and treatment. By revolutionizing the way mental healthcare is delivered, we believe we have an opportunity to improve the lives and health of millions of individuals.

Our model is built to empower each of the healthcare ecosystem's key stakeholders—patients, clinicians, payors and primary care and specialist physicians—by aligning around our shared goal of delivering better outcomes for patients and providing high-quality mental healthcare.

- *Patients* - We are the front-door to comprehensive outpatient mental healthcare. Our clinicians offer patients a full spectrum of outpatient services to treat mental health conditions. Our in-network payor relationships improve patient access by allowing patients to access care without significant out-of-pocket cost or delays in receiving treatment. Our personalized, data-driven comprehensive care meets patients where they are, through convenient virtual and in-person settings. We support our patients throughout their care continuum with purpose-built technological capabilities, including online assessments, digital provider communication, and seamless internal referral and follow-up capabilities.

- *Clinicians* - We empower clinicians to focus on patient care and relationships by providing what we believe is a superior workplace environment, as well as clinical and technology capabilities to deliver high-quality care. We offer a unique employment model for clinicians in a collaborative clinical environment, employing our clinicians through our subsidiaries and supported practices. Our integrated platform and national infrastructure reduce administrative burdens for clinicians while increasing engagement and satisfaction.

- *Payors* - We partner with payors to deliver access to high-quality outpatient mental healthcare to their members at scale. Through our extensive scale, we offer payors a pathway to reduce overall cost of care in the broader healthcare system while supporting improved physical and mental health outcomes.

- *Primary care and specialist physicians* - We collaborate with primary care and specialist physicians to enhance patient care. Primary care is an important setting for the treatment of mental health conditions—primary care physicians are often the sole contact of patients with a mental illness and, in many instances where patients have a chronic condition, specialist physicians step into the role of primary physicians. We partner with primary care physicians and specialist physician groups across the country to provide a mental healthcare network for referrals and, in certain instances, through virtual and physical co-location to improve the diagnosis and treatment of their patients.

Key Factors Affecting Our Results

Expanding Center Capacity and Visits Within Existing Centers

We have built a powerful organic growth engine that enables us to drive growth within our existing footprint.

Our Clinicians

As of December 31, 2024, we employed 7,424 psychiatrists, APNs, psychologists and therapists through our subsidiaries and supported practices. We generate revenue on a per visit basis (total revenue per visit ("TRPV")) as clinical services are rendered by our clinicians. We generate lower revenue and experience lower clinician productivity in periods that have fewer business days than other periods. We measure productivity by the number of visits that are performed by a clinician, which is driven by the time clinicians make available to see patients and our ability to fill clinician's schedules by attracting new patients, scheduling patients, and converting scheduled appointments to completed visits. Clinician productivity impacts our ability to generate revenue and also impacts clinician compensation, as clinician compensation is primarily driven by the number of visits provided by each clinician. Recruiting new clinicians and retaining existing clinicians enables us to see more patients by expanding our patient visit capacity.

We believe our dedicated employment model offers a superior value proposition compared to independent practice. Our network relationships provide clinicians with ready access to patients. We also enable clinicians to manage their own patient volumes. Our platform promotes a clinically-driven professional culture and streamlines patient access and care delivery, while optimizing practice administration processes through technology. We believe we are an employer of choice in mental health, allowing us to employ highly qualified clinicians.

We believe we have significant opportunity to grow our employed clinician base from our current base of 7,424 clinicians employed through our subsidiaries and supported practices, as of December 31, 2024. We have developed a rigorous and exclusive in-house national clinician recruiting model that works closely with our regional clinical teams to select the best candidates and expand capacity in a timely manner. As we grow our clinician base, we can grow our business, expand access for our patients and our payors and invest in our platform to further reinforce our differentiated offering to clinicians. We have available physical capacity to add clinicians to our existing centers, as well as an opportunity to add new clinicians with the targeted roll-out of de novo centers. Our virtual care offering also allows clinicians to see more patients without investments in incremental physical space, expanding our patient visit capacity beyond in-person only levels.

Our Patients

We believe our ability to attract and retain patients to drive growth in our visits and meet the availability of our clinician base will enable us to grow our revenue. We believe we have a significant opportunity to increase the number of patients we serve in our existing markets. In 2024, our clinicians treated more than 940,000 unique patients through approximately 7.9 million visits. We believe our ability to deliver more accessible, flexible, affordable and effective mental healthcare is a key driver of our patient growth. We believe we provide a superior and differentiated mental healthcare experience that integrates virtual and in-person care to deliver care in a convenient way for our patients, meeting our patients where they are. Our in-network payor relationships allow our patients to access affordable care without significant out-of-pocket cost or delays in receiving treatment. We treat mental health conditions across the outpatient spectrum through a clinical approach that focuses on improved patient outcomes. We support our patients throughout their care continuum with purpose-built technological capabilities, including online assessments, digital provider communication, and seamless internal referral and follow-up capabilities.

We utilize multiple strategies to add new patients to our platform, including our primary care and specialist physician relationships, internal referrals from our clinicians, our payor relationships and our dedicated marketing efforts. We have established a large network of national, regional and local payors that enables their members to be referred to us as patients. Payors refer patients to our platform to drive improvement in health outcomes for their members, reduction in total medical costs and increased member satisfaction and retention. Within our markets, we partner with primary care practice groups, specialists, health systems and academic institutions to refer patients to our centers and clinicians. Our local referral marketing teams build and maintain relationships with our referring partner networks to create awareness of our platform and services, including the opening of new centers and the introduction of newly hired clinicians with appointment availability. We also use online marketing to develop our national brand to increase brand awareness and promote additional channels of patient recruitment.

Our Primary Care and Specialist Physician Referral Relationships

We have built a powerful patient referral network through partnerships with primary care physicians and specialist physician groups across the country. We deliver value to our provider partners by offering a more efficient referral pathways, delivering improved outcomes for our shared patients, and enabling more integrated care and lower total healthcare costs. As we continue to scale nationally, we plan to partner with additional hospital systems, large primary care groups and other specialist groups to help streamline their mental health network needs and drive continued patient growth across our platform. Our vision over time is to further integrate our mental healthcare services with those of our medical provider partners. By co-locating and driving toward integration with primary care and specialty providers, we can enhance our clinicians' access to patients. We anticipate that we will continue to grow these relationships while evolving our offering toward a fully-integrated care model in which primary care and our mental health clinicians work together to develop and provide personalized treatment plans for shared patients. We believe these efforts will help to further align our model with that of other healthcare providers, increasing our value to them and driving new opportunities to partner to grow our patient base and revenue opportunities.

Our Payors

Our payor relationships, including national contracts with multiple payors, allow access to our services through in-network coverage for their members. We believe the alignment of our model with our payor partners' population health objectives encourages third-party payors to partner with us. We believe we deliver value to our payor partners in several ways, including access to a national clinician employee base, lower total medical costs, and stronger member and client value proposition through the offering of in-network mental health services. A majority of our revenue is derived from patients with commercial in-network insurance coverage – for the year ended December 31, 2024, our payor mix by revenue was 91% commercial in-network payors, 5% government payors, 3% self-pay and 1% non-patient services revenue. The strength of our payor relationships and our value proposition has historically allowed us to secure rate parity between in-person and virtual visits, either by contract or payor policy. To expand this network and grow access to covered patients, we continue to evaluate new payor relationships and national contracts where we believe the payor's policies and approach to mental healthcare align with our mission, while also seeking to drive regional rate improvement, including terminating certain of our lower-volume payor contracts to support continued investment in our differentiated model for delivering mental healthcare. We believe our payor relationships differentiate us from our competitors and are a critical factor in our ability to expand our market footprint in new regions by leveraging our existing national payor relationships. As we continue to grow, we believe our scale, breadth and access will continue to be enhanced, further strengthening the value of our platform to payors.

As part of our ongoing business operations, we renegotiate our existing payor contracts and enter into new payor contracts. Our results of operations can fluctuate based on the reimbursement rates resulting from these payor contract negotiations and renegotiations. To the extent that payors, particularly payors comprising a significant portion of our revenue, negotiate lower reimbursement rates or elect not to cover some or all of our services, our business and results of operations could be adversely impacted. See "Risk Factors—If reimbursement rates paid by third-party payors are reduced or if third-party payors otherwise restrain our ability to obtain or deliver care to patients, our business could be materially harmed."

Expand and Optimize our Center Base Within Existing and New Markets

We believe we have built a powerful market growth engine that allows us to rapidly grow our presence within our markets and unlock potential latent demand through our differentiated scale, access and affordability.

De Novo Centers

Our de novo center strategy is a central component of our organic growth engine to build our capacity and increase density in our existing metropolitan statistical areas. We believe there is a significant opportunity to use de novo center openings to address potential patient need in our existing markets and new markets that we have determined are attractive to enter. We systematically locate our centers within a given market to ensure convenient coverage for in-person access to care. We believe our successful de novo program and national clinician recruiting team can support additions of new centers and clinicians.

We continue to utilize a more sustainable design for all new de novo centers that reimagines the mental healthcare experience for both patients and clinicians while reinforcing our commitment to sustainability.

Acquisitions

We believe the highly fragmented nature of the mental health market provides us with a meaningful opportunity to selectively pursue acquisitions that meet our standards of high-quality clinical care and align with our mission. We believe our guiding principle of creating a national platform built with a patient and clinician focus makes us a partner of choice for smaller, independent practices. Our acquisition strategy has been deployed both to enter new markets and in our existing markets. In new markets, acquisitions have allowed us to establish a presence with high-quality practices with a track record of clinical excellence and in-network payor relationships that can be integrated into our national platform. In existing markets, acquisitions have allowed us to grow our geographic reach and clinician base to expand patient access.

Real Estate Optimization

In connection with our expansion through de novo builds and acquisitions, in 2023, we announced a strategic re-focus, to prioritize resources and close certain centers as a direct result of changes to our business model driven by a shift to more virtual visits. As a result, we completed a significant reduction in physical space and exited several underoccupied offices by both negotiating terminations of and abandoning certain real estate leases during 2023. We plan to continue to optimize our real estate footprint on a go-forward basis as part of our recurring operations.

Center Margin

As we grow our platform, we seek to generate consistent returns on our investments. See "—Key Metrics and Non-GAAP Financial Measures—Center Margin" for our definition of Center Margin and reconciliation to loss from operations. We believe this metric best reflects the economics of our model as it includes all direct expenses associated with our patients' care. We seek to grow our Center Margin through a combination of (i) growing revenue through clinician hiring and retention, patient growth and engagement, hybrid virtual and in-person care, existing office expansion, and in-network reimbursement levels, and (ii) leveraging on our fixed cost base at each center. For acquired centers, we also seek to realize operational, technology and reimbursement synergies to drive Center Margin growth.

Key Metrics and Non-GAAP Financial Measures

We evaluate the growth of our footprint through a variety of metrics and indicators. The following table sets forth a summary of the key financial metrics we review to evaluate our business, measure our performance, identify trends affecting our business, formulate our business plan and make strategic decisions:

	Year Ended December 31,		
	2024	2023	2022
(in thousands)			
Total revenue	$ 1,250,970	$ 1,055,665	$ 859,542
Revenue growth	19%	23%	29%
Loss from operations	(31,613)	(189,134)	(210,174)
Center Margin	402,399	302,096	237,017
Net loss	(57,443)	(186,262)	(215,564)
Adjusted EBITDA	119,742	59,042	52,670

Center Margin and Adjusted EBITDA are not measures of financial performance under generally accepted accounting principles ("GAAP") and are not intended to be substitutes for any GAAP financial measures, including revenue, loss from operations or net loss, and, as calculated, may not be comparable to companies in other industries or within the same industry with similarly titled measures of performance. Therefore, non-GAAP measures should be considered in addition to, not as a substitute for, or in isolation from, measures prepared in accordance with GAAP.

Center Margin

We define Center Margin as loss from operations excluding depreciation and amortization and general and administrative expenses. Therefore, Center Margin is computed by removing from loss from operations the costs that do not directly relate to the delivery of care and only including center costs, excluding depreciation and amortization. We consider Center Margin to be an important measure to monitor our performance relative to the direct costs of delivering care. We believe Center Margin is useful to investors to measure whether we are sufficiently controlling the direct costs of delivering care.

Center Margin is not a financial measure of, nor does it imply, profitability. The relationship of loss from operations to center costs, excluding depreciation and amortization is not necessarily indicative of future profitability from operations. Center Margin excludes certain expenses, such as general and administrative expenses, and depreciation and amortization, which are considered normal, recurring operating expenses and are essential to support the operation and development of our centers. Therefore, this measure may not provide a complete understanding of the operating results of our Company as a whole, and Center Margin should be reviewed in conjunction with our GAAP financial results. Other companies that present Center Margin may calculate it differently and, therefore, similarly titled measures presented by other companies may not be directly comparable to ours. In addition, Center Margin has limitations as an analytical tool, including that it does not reflect depreciation and amortization or other overhead allocations.

The following table provides a reconciliation of loss from operations, the most closely comparable GAAP financial measure, to Center Margin:

	Year Ended December 31,		
	2024	2023	2022
(in thousands)			
Loss from operations	$ (31,613)	$ (189,134)	$ (210,174)
Adjusted for:			
Depreciation and amortization	70,950	80,437	69,198
General and administrative expenses [1]	363,062	410,793	377,993
Center Margin	**$ 402,399**	**$ 302,096**	**$ 237,017**

(1) Represents salaries, wages and employee benefits for our executive leadership, finance, human resources, marketing, billing and credentialing support and technology infrastructure and stock-based compensation for all employees.

Adjusted EBITDA

We present Adjusted EBITDA, a non-GAAP performance measure, to supplement our results of operations presented in accordance with generally accepted accounting principles, or GAAP. We believe Adjusted EBITDA is useful in evaluating our operating performance, and may be helpful to securities analysts, institutional investors and other interested parties in understanding our operating performance and prospects. Adjusted EBITDA is not intended to be a substitute for any GAAP financial measure and, as calculated, may not be comparable to companies in other industries or within the same industry with similarly titled measures of performance. Therefore, our Adjusted EBITDA should be considered in addition to, not as a substitute for, or in isolation from, measures prepared in accordance with GAAP, such as net income or loss.

We define Adjusted EBITDA as net loss excluding interest expense, depreciation and amortization, income tax benefit, (gain) loss on remeasurement of contingent consideration, stock-based compensation, loss on disposal of assets, transaction costs, executive transition costs, litigation costs, strategic initiatives, real estate optimization and restructuring charges, amortization of cloud-based software implementation costs, and other expenses. We include Adjusted EBITDA in this Annual Report because it is an important measure upon which our management assesses, and believes investors should assess, our operating performance. We consider Adjusted EBITDA to be an important measure because it helps illustrate underlying trends in our business and our historical operating performance on a more consistent basis.

However, Adjusted EBITDA has limitations as an analytical tool, including:

- although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash used for capital expenditures for such replacements or for new capital expenditures;

- Adjusted EBITDA does not include the dilution that results from equity-based compensation or any cash outflows included in equity-based compensation, including from our repurchases of shares of outstanding common stock; and

- Adjusted EBITDA does not reflect interest expense on our debt or the cash requirements necessary to service interest or principal payments.

A reconciliation of net loss to Adjusted EBITDA is presented below for the periods indicated. We encourage investors and others to review our financial information in its entirety, not to rely on any single financial measure and to view Adjusted EBITDA in conjunction with net loss.

	Year Ended December 31,		
	2024	2023	2022
(in thousands)			
Net loss	$ (57,443)	$ (186,262)	$ (215,564)
Adjusted for:			
Interest expense, net	26,535	21,220	19,928
Depreciation and amortization	70,950	80,437	69,198
Income tax benefit	(170)	(20,321)	(17,166)
(Gain) loss on remeasurement of contingent consideration	(1,725)	(3,972)	1,688
Stock-based compensation expense	76,172	99,388	187,430
Loss on disposal of assets	363	112	218
Transaction costs [1]	827	89	722
Executive transition costs	644	636	1,274
Litigation costs [2]	1,591	51,034	851
Strategic initiatives [3]	1,292	3,925	—
Real estate optimization and restructuring charges [4]	(309)	10,970	—
Amortization of cloud-based software implementation costs [5]	843	—	—
Other expenses [6]	172	1,786	4,091
Adjusted EBITDA	**$ 119,742**	**$ 59,042**	**$ 52,670**

(1) Primarily includes capital markets advisory, consulting, accounting and legal expenses related to our acquisitions and to our underwritten public offering completed in the second quarter of 2024.

(2) Litigation costs include only those costs which are considered non-recurring and outside of the ordinary course of business based on the following considerations, which we assess regularly: (i) the frequency of similar cases that have been brought to date, or are expected to be brought within two years, (ii) the complexity of the case (e.g., complex class action litigation), (iii) the nature of the remedy(ies) sought, including the size of any monetary damages sought, (iv) the counterparty involved, and (v) our overall litigation strategy. During the years ended December 31, 2024, 2023 and 2022, litigation costs included cash expenses related to three distinct litigation matters, including (x) a securities class action litigation, (y) a privacy class action litigation and (z) a compensation model class action litigation. For a discussion of certain legal proceedings in which we are involved, please read Note 13, Commitments and Contingencies, to our consolidated financial statements included in Part IV, Item 15, of this Annual Report on Form 10-K.

(3)   Strategic initiatives consist of expenses directly related to a multi-phase system upgrade in connection with our recent and significant expansion. During the years ended December 31, 2024 and 2023, we continued a process of evaluating and adopting critical enterprise-wide systems for (i) human resources management, (ii) clinician credentialing and onboarding process, and for the year ended December 31, 2023, (iii) a scalable electronic health resources system. Strategic initiatives represents costs, such as third-party consulting costs and one-time costs, that are not part of our ongoing operations related to these enterprise-wide systems. We considered the frequency and scale of this multi-part enterprise upgrade when determining that the expenses were not normal, recurring operating expenses.

(4)   Real estate optimization and restructuring charges consist of cash expenses and non-cash charges related to our real estate optimization initiative, which include certain asset impairment and disposal costs, certain gains and losses related to early lease terminations, and exit and disposal costs related to our real estate optimization initiative to consolidate our physical footprint for the year ended December 31, 2023. As the decision to close these centers was part of a significant strategic project driven by a historic shift in behavior, the magnitude of center closures was greater than what would be expected as part of ordinary business operations and did not constitute normal recurring operating activities. During the year ended December 31, 2024, real estate optimization and restructuring charges consisted of certain gains and losses related to early lease terminations of previously abandoned real estate leases in 2023. For a discussion of our real estate optimization initiative, please read Note 5, Leases, to our consolidated financial statements included in Part IV, Item 15, of this Annual Report on Form 10-K.

(5)   Represents amortization of capitalized implementation costs related to cloud-based software arrangements that are included within general and administrative expenses included in our consolidated statements of operations and comprehensive loss.

(6)   Primarily includes costs incurred to consummate or integrate acquired centers, certain of which are wholly-owned and certain of which are supported practices, in addition to the compensation paid to former owners of acquired centers and related expenses that are not reflective of the ongoing operating expenses of our centers. Acquired center integration and other are components of general and administrative expenses included in our consolidated statements of operations and comprehensive loss. Former owner fees is a component of center costs, excluding depreciation and amortization included in our consolidated statements of operations and comprehensive loss. These costs are summarized for each period in the table below:

	Year Ended December 31,					
	2024		2023		2022	
(in thousands)						
Acquired center integration [1]	$	95	$	702	$	2,325
Former owner fees [2]		—		187		376
Other [3]		77		897		1,390
Total	**$**	**172**	**$**	**1,786**	**$**	**4,091**

(1)   Represents costs incurred pre- and post-center acquisition to integrate operations, including expenses related to conversion of compensation model, legacy system costs and data migration, consulting and legal services, and overtime and temporary labor costs.

(2)   Represents short-term agreements, generally with terms of three to six months, with former owners of acquired centers, to provide transition and integration services.

(3)   Primarily includes severance expense unrelated to integration services.

Components of Revenue and Expenses

Total Revenue

Total revenue consists primarily of consideration we expect to be entitled to in exchange for all patient activities. We bill each patient or third-party payor on a fee-for-service basis as services are rendered. Revenue is recognized as performance obligations are satisfied. Performance obligations are determined based on the nature of the services provided, and generally each individual counseling session is a performance obligation.

We have relationships with third-party payors. We determine the transaction price under these contracts based on standard charges for services provided net of price concessions related to contractual adjustments provided to third-party payors, discounts provided to uninsured patients in accordance with our policy and/or implicit price concessions provided to patients. The differences between the price at which we expect to receive from patients and the standard billing rates are accounted for as contractual adjustments, discounts or implicit price concessions, which are deducted from gross revenue to arrive at net revenues. Contractual adjustments, discounts and implicit price concessions are based on contractual agreements, discount policies and historical experience. We use historical patient visit rates, our historical mix of services performed and current reimbursement rates to help us analyze and explain historical patient service revenue. To achieve efficiencies and provide consistent access to care for patients across the country, we may negotiate regional or national contracts with certain payors in lieu of location specific agreements. Some of our third-party payor contracts are inherited through acquisitions of practices with existing contracts where we did not have an existing relationship with that payor in the market. During the years ended December 31, 2024, 2023 and 2022, two payors individually exceeded 10% of our revenue. Our payor relationships generally operate across multiple independent regional contracts. We have patients covered by third-party payors, which include commercial health insurers and governmental payors under programs such as Medicare, and uninsured patients. Governmental payors and uninsured patients account for a small portion of our total revenue.

Operating Expenses

Center costs, excluding depreciation and amortization

Center costs, excluding depreciation and amortization includes the costs we incur to operate our centers, consisting primarily of salaries, wages and employee benefits for clinicians and patient support, occupancy costs such as rent and utilities, medical supplies, insurance and other operating expenses. Center costs, excluding depreciation and amortization do not include an allocation of general and administrative expenses noted below, as they are not directly related to the act of seeing patients or providing care at our centers. Clinicians include psychiatrists, APNs, psychologists and therapists. Patient support employees include welcome coordinators and clinical technicians.

General and administrative expenses

General and administrative expenses consist primarily of salaries, wages and employee benefits for our executive leadership, finance, human resources, marketing, billing and credentialing support and technology infrastructure and stock-based compensation for all employees. In addition, general and administrative expenses include insurance and corporate occupancy costs.

Depreciation and amortization

Depreciation and amortization expense consists primarily of depreciation on leasehold improvements and other fixed assets as well as amortization on trade name and non-competition agreement intangibles.

Other Expense

Other expense consists primarily of gains and losses on remeasurement of a contingent consideration liability where the performance condition was not met or likelihood of payment increases, transaction costs related to legal, consulting and other expenses, interest expense on our credit facilities and amortization of discount and debt issue costs.

Income Tax Benefit

We account for income taxes using an asset and liability approach. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Valuation allowances are provided when necessary to reduce net deferred tax assets to an amount that is more likely than not to be realized.

In determining whether a valuation allowance for deferred tax assets is necessary, we analyze both positive and negative evidence related to the realization of deferred tax assets and inherent in that, assess the likelihood of sufficient future taxable income. We also consider the expected reversal of deferred tax liabilities and analyze the period in which these would be expected to reverse to determine whether the taxable temporary difference amounts serve as an adequate source of future taxable income to support the realizability of the deferred tax assets.

Future acquisitions or divestitures may impact jurisdictions in which the Company operates which may impact the jurisdictions in which the Company is subject to income tax.

Results of Operations

Comparison of the Years Ended December 31, 2024 and 2023

The following table sets forth a summary of our financial results for the periods indicated:

		Year Ended December 31,				
		2024		**2023**		**2022**
(in thousands)						
TOTAL REVENUE	$	1,250,970	$	1,055,665	$	859,542
OPERATING EXPENSES						
Center costs, excluding depreciation and amortization shown separately below		848,571		753,569		622,525
General and administrative expenses		363,062		410,793		377,993
Depreciation and amortization		70,950		80,437		69,198
Total operating expenses	$	1,282,583	$	1,244,799	$	1,069,716
LOSS FROM OPERATIONS	$	(31,613)	$	(189,134)	$	(210,174)
OTHER EXPENSE						
Gain (loss) on remeasurement of contingent consideration		1,725		3,972		(1,688)
Transaction costs		(827)		(89)		(722)
Interest expense, net		(26,535)		(21,220)		(19,928)
Other expense		(363)		(112)		(218)
Total other expense	$	(26,000)	$	(17,449)	$	(22,556)
LOSS BEFORE INCOME TAXES		(57,613)		(206,583)		(232,730)
INCOME TAX BENEFIT		170		20,321		17,166
NET LOSS	$	(57,443)	$	(186,262)	$	(215,564)

Total Revenue

Total revenue increased $195.3 million, or 19%, to $1,251.0 million for the year ended December 31, 2024 from $1,055.7 million for the year ended December 31, 2023. This was primarily due to an increase of $194.1 million of patient service revenue and $1.2 million of nonpatient revenue. The increase in patient service revenue was mainly due to a net increase of 779 in total clinicians from organic hiring, resulting in an increase in patient visits of 1.0 million, or 15%. Additionally, TRPV increased year-over-year primarily driven by modest payor rate increases.

We anticipate revenue growth to continue to be driven by our in-house clinician recruiting and de novo strategies as well as our ability to increase patient visits at existing centers through our ability to accommodate virtual sessions in addition to our in-person visits.

Operating Expenses

Center costs, excluding depreciation and amortization

Center costs, excluding depreciation and amortization increased $95.0 million, or 13%, to $848.6 million for the year ended December 31, 2024 from $753.6 million for the year ended December 31, 2023. This was primarily due to a $91.8 million increase in center-based compensation due to the increase in patient visits of 1.0 million from the increase in the total number of clinicians from organic hiring. In addition, occupancy costs consisting of center rent and utilities and other center operating expenses consisting of office supplies and insurance contributed to the increase of $3.2 million.

We expect our center costs, excluding depreciation and amortization to continue to increase in the short- to medium-term as we strategically invest to expand our business through our in-house clinician recruiting and de novo strategies and to potentially capture more of our market opportunity.

General and administrative expenses

General and administrative expenses decreased $47.7 million, or 12%, to $363.1 million for the year ended December 31, 2024 from $410.8 million for the year ended December 31, 2023. This was primarily due to a decrease of $36.0 million in other operating expenses primarily as a result of professional fees and legal expenses related to the settlement of our shareholder class action lawsuit during the year ended December 31, 2023 with no similar expense during the year ended December 31, 2024. In addition, there was a decrease of $23.2 million in stock-based compensation expense primarily relating to RSAs and RSUs granted at the time of IPO without a similar expense in 2024, which was offset by an increase in salaries, wages and employee benefits of $22.4 million. Further, there was a decrease in third-party consulting costs and one-time costs associated with our strategic initiatives of $2.6 million related to the multi-phase system upgrade in connection with our recent and significant expansion and a decrease of $8.3 million in occupancy costs primarily related to our real estate optimization and restructuring charges during the year ended December 31, 2023 with no similar expense during the year ended December 31, 2024.

We expect our general and administrative expenses to increase in the foreseeable future due to our planned investments to support company growth.

Depreciation and amortization

Depreciation and amortization expense decreased $9.4 million to $71.0 million for the year ended December 31, 2024 from $80.4 million for the year ended December 31, 2023. This was primarily due to the amortization of intangibles and depreciation during the periods.

Other Expense

Interest expense

Interest expense increased $5.3 million to $26.5 million for the year ended December 31, 2024 from $21.2 million for the year ended December 31, 2023. This increase was primarily due to an extinguishment of debt charge of $5.0 million related to the termination of the 2022 Credit Agreement (as defined below).

Income Tax Benefit

Income tax benefit decreased $20.1 million to $0.2 million for the year ended December 31, 2024 from $20.3 million for the year ended December 31, 2023 primarily due to being in a taxable income position and non-deductible equity awards for the year ended December 31, 2024.

Comparison of the Years Ended December 31, 2023 and 2022

See discussion of the comparison of the years ended December 31, 2023 and 2022 in the Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on February 28, 2024, Part II - Item 7. "—Management's Discussion and Analysis of Financial Condition—Results of Operations".

Liquidity and Capital Resources

We measure liquidity in terms of our ability to fund the cash requirements of our business operations, including working capital needs, capital expenditures, including to execute on our de novo strategy, contractual obligations, debt service, acquisitions, settlement of contingent considerations obligations, and other commitments with cash flows from operations and other sources of funding. Our principal sources of liquidity to date have included cash from operating activities, cash on hand and amounts available under that certain credit agreement entered into on December 19, 2024, by the Company, LifeStance Health Holdings, Inc., Lynnwood Intermediate Holdings, Inc., Capital One, National Association, and each lender party thereto (the "2024 Credit Agreement"). We had cash and cash equivalents of $154.6 million and $78.8 million as of December 31, 2024 and 2023, respectively.

We believe that our existing cash and cash equivalents will be sufficient to fund our operating and capital needs for at least the next 12 months from the issuance date of our December 31, 2024 financial statements, without any additional financing. Our assessment of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties. Our actual results could vary because of, and our future capital requirements will depend on, many factors, including our growth rate, the timing and extent of spending to acquire new centers and expand into new markets and the expansion of marketing activities. We may in the future enter into arrangements to acquire or invest in complementary businesses, services and technologies. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, or if we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, results of operations and financial condition would be adversely affected.

Our future obligations primarily consist of our debt and lease obligations. We expect our cash generation from operations and future ability to refinance or secure additional financing facilities to be sufficient to repay our outstanding debt obligations and lease payment obligations. As of December 31, 2024 and 2023, there was an aggregate principal amount of $290.0 million outstanding under the 2024 Credit Agreement and $289.5 million outstanding under the 2022 Credit Agreement, respectively. As of December 31, 2024, our non-cancellable future minimum operating lease payments totaled $231.8 million.

Debt

2022 Credit Agreement

We were previously party to a Credit Agreement, dated May 4, 2022, among the Company, Lynnwood Intermediate Holdings, Inc. and Capital One, National Association (as amended, the "2022 Credit Agreement"). The 2022 Credit Agreement established commitments in respect of a senior secured term loan facility of $200.0 million, a senior secured revolving loan facility of up to $50.0

million and a senior secured delayed draw term loan facility of up to $100.0 million. On December 19, 2024, in connection with the closing of the 2024 Credit Agreement, the outstanding debt on the 2022 Credit Agreement was repaid in full.

Borrowings under the 2022 Credit Agreement were subject to variable interest at a rate per annum equal to (x) adjusted term SOFR (which adjusted term SOFR is subject to a minimum of 0.75%) plus an applicable margin of 4.50% or (y) an alternate base rate (which will be the highest of (i) the prime rate, (ii) 0.50% above the federal funds effective rate and (iii) one-month adjusted term SOFR (which adjusted term SOFR is subject to a minimum of 0.75%) plus 1.00%) plus an applicable margin of 3.50%.

The 2022 Credit Agreement also contained a maximum first lien net leverage ratio financial maintenance covenant that required the First Lien Net Leverage Ratio as of the last day of each fiscal quarter to not exceed 8.50:1.00. First Lien Net Leverage Ratio means the ratio of (a) Consolidated First Lien Secured Debt outstanding as of the last day of the test period, minus the Unrestricted Cash Amount on such last day, to (b) Consolidated EBITDA for such test period, in each case on a pro forma basis. We were in compliance with the financial covenants since the inception of the 2022 Credit Agreement through payoff.

2024 Credit Agreement

On December 19, 2024, we and our subsidiary, Lynnwood Intermediate Holdings, Inc., entered into the 2024 Credit Agreement. The 2024 Credit Agreement establishes commitments in respect of a senior secured term loan facility (the "Term Loan Facility") and a senior secured revolving loan facility of up to $100.0 million (the "Revolving Facility").

The loans under the Term Loan Facility and the Revolving Facility bear interest at a rate per annum equal to (x) term Secured Overnight Financing Rate ("SOFR") (which term SOFR is subject to a minimum of 0.00%) plus an applicable margin of 3.00% subject to stepdowns based on leverage-based metrics or (y) an alternate base rate (which will be the highest of (i) the prime rate, (ii) 0.50% above the federal funds effective rate and (iii) one-month adjusted term SOFR (which term SOFR is subject to a minimum of 0.00%) plus 1.00%) plus an applicable margin of 2.00% subject to stepdowns based on leverage-based metrics.

The 2024 Credit Agreement also contains a maximum Total Net Leverage Ratio financial maintenance covenant that requires the Total Net Leverage Ratio as of the last day of each fiscal quarter to not exceed 4.50:1.00. Additionally, the 2024 Credit Agreement also contains a maximum Interest Coverage Ratio financial maintenance covenant that requires the Interest Coverage Ratio as of the last day of each fiscal quarter to not be less than 3.00:1.00. As of December 31, 2024, we were in compliance with all financial covenants under the 2024 Credit Agreement.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,		
	2024	2023	2022
(in thousands)			
Net cash provided by (used in) operating activities	$ 107,260	$ (16,884)	$ 52,789
Net cash used in investing activities	(21,566)	(60,340)	(139,461)
Net cash (used in) provided by financing activities	(9,947)	47,427	47,264
Net increase (decrease) in cash and cash equivalents	$ 75,747	$ (29,797)	$ (39,408)
Cash and cash equivalents, beginning of period	78,824	108,621	148,029
Cash and cash equivalents, end of period	$ 154,571	$ 78,824	$ 108,621

Cash Flows Provided By (Used In) Operating Activities

During the year ended December 31, 2024, operating activities provided $107.3 million of cash, primarily impacted by our $57.4 million net loss, net cash used by changes in operating assets and liabilities of $27.4 million and offset by non-cash charges of $192.1 million. During the year ended December 31, 2023, operating activities used $16.9 million of cash, primarily impacted by our $186.3 million net loss and $203.1 million in non-cash charges. This was partially offset by net cash used by changes in our operating assets and liabilities of $33.7 million primarily driven by the payments for the shareholder class action settlement and substantially all of the related legal costs during the second half of the year.

Cash Flows Used In Investing Activities

During the year ended December 31, 2024, investing activities used $21.6 million of cash resulting from our purchases of property and equipment. During the year ended December 31, 2023, investing activities used $60.3 million of cash, primarily resulting from our business acquisitions totaling $19.8 million and purchases of property and equipment of $40.5 million.

Cash Flows (Used In) Provided By Financing Activities

During the year ended December 31, 2024, financing activities used $9.9 million of cash, resulting primarily from borrowings of $287.8 million under the 2024 Credit Agreement, partially offset by payments of loan obligations of $289.5 million, payments of debt issue costs of $1.8 million and payments of contingent consideration of $6.4 million. During the year ended December 31, 2023, financing activities provided $47.4 million of cash, resulting primarily from borrowings of $57.8 million under the 2022 Credit

Agreement, partially offset by payments of long-term debt of $2.5 million, payments of debt issue costs of $0.2 million and payments of contingent consideration of $7.7 million.

Critical Accounting Estimates

Our consolidated financial statements have been prepared in accordance with GAAP. The consolidated financial statements included elsewhere in this Annual Report include the results of LifeStance Health Group, Inc., its wholly-owned subsidiaries and variable interest entities consolidated by LifeStance Health Group, Inc. in which LifeStance Health Group, Inc. has an interest and is the primary beneficiary for the years ended December 31, 2024, 2023 and 2022. Preparation of the consolidated financial statements requires our management to make judgments, estimates and assumptions that impact the reported amount of total revenue and expenses, assets and liabilities and the disclosure of contingent assets and liabilities. We consider an accounting estimate to be critical when (1) the estimate made in accordance with GAAP is complex in nature or involves a significant level of estimation uncertainty and (2) the use of different judgments, estimates and assumptions have had or are reasonably likely to have a material impact on the financial condition or results of operations in our consolidated financial statements. Actual results could differ materially from those estimates. Our significant accounting policies are described in Note 2 to our audited consolidated financial statements included elsewhere in this Annual Report. Our critical accounting estimates are described below.

Total Revenue

Total revenue is reported at the amount that reflects the consideration to which we expect to be entitled to in exchange for providing patient care. These amounts are due from patients, third-party payors (including health insurers and government programs) and others and include variable consideration for retroactive adjustments due to settlement of audits, reviews and investigations. Generally, we bill patients and third-party payors several days after the services are performed. Revenue is recognized as performance obligations are satisfied. We have elected the practical expedient not to adjust the promised amount of consideration for the effects of a significant financing component as we expect the period between when service is transferred to a customer and when the customer pays for the service will be one year or less.

In patient revenue, the patient is our customer, and a signed patient treatment consent generally represents a written contract between us and the patient. Performance obligations are determined based on the nature of the services we provide. Generally, our performance obligations are satisfied over time and relate to counseling sessions that are discrete in nature and commence and terminate at the discretion of the patient and thus each individual counseling session is a performance obligation. Revenue for performance obligations satisfied over time is recognized when the services are rendered based on the amount to which we expect to be entitled for the services provided to the patient. We believe this method provides a faithful depiction of the transfer of services.

We report revenue net of price concessions related to contractual adjustments provided to third-party payors, discounts provided to uninsured patients in accordance with our policy and/or implicit price concessions provided to patients. The differences between the price at which we expect to receive from patients or third-party payors and the standard billing rates are accounted for as contractual adjustments, discounts or implicit price concessions, which are deducted from gross revenue to arrive at net revenues. We determine our estimates of contractual adjustments, discounts and implicit price concessions based on contractual agreements, its discount policies, and its historical experience. Agreements with third-party payors provide for payments at amounts less than the established charges billed to patients. In substantially all of our patient encounters, services are paid for based upon established fee schedules which reflect reductions for contractual adjustments provided to third-party payors.

Settlements with third-party payors for retroactive adjustments due to audits, review or investigations and disputes by either us or the third-party payors within the allowable specific timeframe are considered variable consideration and are included in the determination of estimated transaction price for providing patient services. These settlements are estimated based on the terms of the payment agreement with the payor, correspondence from the payor and our historical settlement activity, including an assessment to ensure that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the retroactive adjustment is subsequently resolved. Estimated settlements are adjusted in future periods as new information becomes available, or as years are settled or are no longer subject to such audits, reviews and investigations.

Generally, patients who are covered by third-party payors are responsible for related deductibles and coinsurance, which vary in amount. We also provide services to uninsured patients, and offer those uninsured patients a discount, either by policy or law, from standard charges. We estimate the transaction price for patients with deductibles and coinsurance and for those who are uninsured based on historical experience and current market conditions. The initial estimate of the transaction price is determined by reducing the standard charge by any contractual adjustments, discounts, and implicit price concessions. Subsequent changes to the estimate of the transaction price are generally recorded as adjustments to patient service revenue in the period of the change. Adjustments arising from a change in the estimate of the transaction price were not material for all periods presented. Subsequent changes that are determined to be the result of an adverse change in the patient's or third-party payor's ability to pay are recorded as bad debt expense.

Services are occasionally provided to patients with a reduced ability to pay for their care. Therefore, we have recognized implicit price concessions to patients who may be in need of financial assistance. The implicit price concessions included in estimating the transaction price represent the difference between amounts billed to patients and the amounts we expect to collect based on its collection history with those patients. Patients who meet our criteria for discounted pricing are provided care at amounts less than established rates. Such amounts determined to be financial assistance are not reported as revenue.

We have determined that the nature, amount and timing and uncertainty of revenue and cash flows are affected by the payor mix with third-party payors, which have different reimbursement rates.

Business Combinations

We utilize the acquisition method of accounting for business combinations and allocate the purchase price of an acquisition to the various tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. We primarily establish fair value using the income approach based upon a discounted cash flow model. The income approach requires the use of many assumptions and estimates including future revenues and expenses, as well as discount factors and income tax rates. Other estimates include:

- The use of carrying value as a proxy for fair values of assets and liabilities assumed from the target; and

- Fair values of intangible assets and contingent consideration.

When determining the fair values of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to intangible assets. Critical estimates in valuing intangible assets include, but are not limited to, expected future cash flows, which includes consideration of future growth rates and margins, attrition rates, and discount rates. Fair value estimates are based on the assumptions management believes a market participant would use in pricing the asset or liability. Amounts recorded in a business combination may change during the measurement period, which is a period not to exceed one year from the date of acquisition, as additional information about conditions existing at the acquisition date becomes available.

Stock-Based Compensation

ASC 718, *Compensation—Stock Compensation* ("ASC 718") requires the measurement of the cost of the employee services received in exchange for an award of equity instruments based on the grant-date fair value or, in certain circumstances, the calculated value of the award. We account for stock-based compensation awards approved by our Board of Directors based on their estimated grant date fair value.

To determine the fair value of the market condition of stock-based awards and time-based conditions for stock options, we make highly subjective and complex input assumptions, including the expected term, volatility, the price of the underlying stock and the risk-free rate. Changes to these input assumptions to the valuation of the modification can materially affect the fair value estimates and, ultimately, how much we recognize as stock-based compensation expense in future periods. Unanticipated events or circumstances may occur that could affect the accuracy or validity of such assumptions, estimates or actual results.

Goodwill and Other Intangible Assets

Intangible assets consist primarily of non-competition agreements and trade names acquired through business acquisitions and the purchase accounting applied for the TPG Acquisition. Goodwill represents the excess of the purchase price paid over the fair value of net assets acquired and liabilities assumed through business acquisitions. Goodwill is not amortized but is tested for impairment at least annually.

We test goodwill for impairment annually or more frequently if triggering events occur or other impairment indicators arise which might impair recoverability. These events or circumstances would include a significant change in the business climate, legal factors, operating performance indicators, competition, disposition of a significant portion of the business or other factors.

ASC 350, *Intangibles—Goodwill and Other* ("ASC 350") allows entities to first use a qualitative approach to test goodwill for impairment. ASC 350 permits an entity to first perform a qualitative assessment to determine whether it is more-likely-than-not (a likelihood of greater than 50%) that the fair value of a reporting unit is less than its carrying value. Management's annual goodwill impairment analyses in 2024 and 2023 indicated that goodwill was not impaired.

The determination of fair values and useful lives requires us to make significant estimates and assumptions. These estimates include, but are not limited to, future expected cash flows from acquired arrangements from a market participant perspective, discount rates, industry data and management's prior experience. Unanticipated events or circumstances may occur that could affect the accuracy or validity of such assumptions, estimates or actual results.

Recently Adopted and Issued Accounting Pronouncements

Recently issued and adopted accounting pronouncements are described in Note 2 to our audited consolidated financial statements included elsewhere in this Annual Report.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of loss that may impact our financial condition due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of exposure due to potential changes in inflation or interest rates. We do not hold financial instruments for trading purposes.

Interest Rate Risk

Our primary market risk exposure is changing prime rate-based interest rates. Interest rate risk is highly sensitive due to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control.

As of December 31, 2024, we had an aggregate principal amount of $290.0 million outstanding under our credit facilities. In the current economic environment, we manage interest expense using a combination of variable-rate debt and a fixed-interest-rate swap. In August 2022, we entered into a hedge transaction (interest rate swap) using a derivative financial instrument for the purpose of hedging our exposure to interest rate risks, which the contractual terms of the hedged instrument closely mirror those of the hedged item, providing a high degree of risk reduction and correlation. The objective of entering into the interest rate swap is to eliminate the variability of cash flows in the Secured Overnight Financing Rate interest payments associated with variable-rate loan over the life of the loan under our credit facilities.

We do not believe that an increase or decrease in interest rates of 100 basis points would have a material effect on our business, financial condition or results of operations.

Inflation Risk

Based on our analysis of the periods presented, we believe that inflation has not had a material effect on our operating results. There can be no assurance that future inflation will not have an adverse impact on our operating results and financial condition.

Item 8. Financial Statements and Supplementary Data

All information required by this item is included in Part IV, Item 15 of this Annual Report on Form 10-K and is incorporated in this item by reference.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act), as of the end of the period covered by this Annual Report. Based upon that evaluation, as a result of the material weaknesses in internal control over financial reporting described below, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2024 due to the material weaknesses described below.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act).

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer and the oversight of our audit committee, has evaluated the effectiveness of our internal control over financial reporting as of December 31, 2024. In assessing the effectiveness of our internal control over financial reporting, our management used the framework established in *Internal Control Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment and due to the material weaknesses described below, our management has concluded that the Company's internal control over financial reporting was not effective as of December 31, 2024.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses we identified were as follows:

We did not design and maintain an effective control environment commensurate with our financial reporting requirements due to an insufficient complement of resources in the accounting/finance and IT functions, with an appropriate level of knowledge, experience and training. This material weakness contributed to the following additional material weaknesses:

- We did not maintain formal accounting policies and procedures, and did not design and maintain effective controls related to significant accounts and disclosures to achieve complete, accurate and timely financial accounting, reporting and disclosures, including controls over account reconciliations, segregation of duties and the preparation and review of journal entries.

    These material weaknesses resulted in material misstatements related to the identification and valuation of intangible assets acquired in business combinations that impacted the classification of intangible assets and goodwill, related impacts to amortization and income tax expense, and the restatement of our previously issued annual consolidated financial statements as of and for the years ended December 31, 2019 and 2018 with respect to such intangibles assets acquired in business combinations. Additionally, these material weaknesses could result in a misstatement of substantially all of the financial statement accounts and disclosures that would result in a material misstatement to our annual or interim consolidated financial statements that would not be prevented or detected.

- We did not design and maintain effective controls over IT general controls for information systems that are relevant to the preparation of our consolidated financial statements. Specifically, we did not design and maintain: (i) program change management controls for financial systems to ensure that information technology program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately; (ii) user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to financial applications, programs, and data to appropriate Company personnel; (iii) computer operations controls to ensure that critical batch jobs are monitored and data backups are authorized and monitored; and (iv) testing and approval controls for program development to ensure that new software development is aligned with business and IT requirements.

These IT deficiencies did not result in a material misstatement to our consolidated financial statements; however, the deficiencies, when aggregated, could impact maintaining effective segregation of duties, as well as the effectiveness of IT-dependent controls (such as automated controls that address the risk of material misstatement to one or more assertions, along with the IT controls and underlying data that support the effectiveness of system-generated data and reports) that could result in misstatements potentially impacting all financial statement accounts and disclosures that would not be prevented or detected. Accordingly, we have determined these deficiencies in the aggregate constitute a material weakness.

Our internal control over financial reporting as of December 31, 2024 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Remediation Plan for Material Weaknesses

We are in the process of designing and implementing measures designed to improve our internal control over financial reporting and remediate the control deficiencies which led to the material weaknesses. As of December 31, 2024, our remediation measures are ongoing and include the following:

- performing additional training to ensure a clear understanding of risk assessment, controls and monitoring activities related to financial processes and IT general controls related to financial reporting;

- performing detailed risk assessments for significant financial processes to identify, design, and implement control activities related to internal control over financial reporting;

- development and implementation of controls related to the formalization of our accounting policies and procedures and financial reporting;

- development and implementation of controls related to significant accounts and disclosures to achieve complete, accurate and timely financial accounting, reporting and disclosures, including controls over account reconciliations, segregation of duties and the preparation and review of journal entries;

- development and implementation of IT security and governance controls to address program change of internally and externally developed systems and computer operations associated with information systems impacting the preparation of our consolidated financial statements;

- development and implementation of controls related to the periodic monitoring and review of user access rights, segregation of duties conflicts, and, where it is determined there is a need for an individual to have conflicting access, a periodic review of the underlying activities is performed by an independent person who does not have such conflicting access;

- development and implementation of controls related to computer operations surrounding critical batch jobs and data backups; and

- development and implementation of program change management controls, including new or material modifications, related to testing, authorization and implementation of program and data changes affecting financial IT applications and accounting records.

We believe the measures described above will remediate the control deficiencies for the specific areas we have identified and strengthen our internal control over financial reporting. We are committed to continuing to improve our internal control processes and will continue to review, optimize and enhance our financial reporting controls and procedures. As we continue to evaluate and work to improve our internal control over financial reporting, we may take additional measures to address control deficiencies, or we may modify, or in appropriate circumstances not complete, certain of the remediation measures described above. These material weaknesses will not be considered remediated until the applicable remedial controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

We intend to evaluate current and projected resource needs on a regular basis and hire additional qualified resources as needed. Our ability to maintain qualified and adequate resources to support our business and our projected growth will be a critical component of our internal control environment.

Actions Taken During 2024

The following remediation efforts were completed during the year ended December 31, 2024:

- We have added a Manager of Stock Administration to our human resources function to oversee our equity awards and stock-based compensation;

- We have designed and implemented new stock administration controls and enhanced existing stock administration controls to specifically address the accuracy and completeness of awards granted to certain employees or other service providers;

- We have enhanced controls related to cash management to achieve complete, accurate and timely financial accounting, reporting and disclosures;

- We have designed and implemented new controls for related party transactions and enhanced controls to achieve complete, accurate and timely identification of related party transactions, reporting and disclosures;

- We have designed and implemented new controls for lease accounting and enhanced controls to achieve complete, accurate and timely financial accounting, reporting and disclosures;

- We have enhanced controls related to the impairment and amortization of intangible assets and goodwill to achieve complete, accurate and timely financial accounting, reporting and disclosures; and

- We have enhanced financial statement close and reporting controls related to significant accounts and disclosures to achieve complete, accurate and timely financial accounting, reporting and disclosures including controls over account reconciliations and review of journal entries.

Changes in Internal Control over Financial Reporting

We are taking actions to remediate the material weaknesses relating to our internal control over financial reporting. Other than the changes to our internal control over financial reporting described in "Actions Taken During 2024" above, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on Effectiveness of Disclosure Controls and Procedures

In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Item 9B. Other Information

During our fiscal quarter ended December 31, 2024, none of our directors or officers (as defined in Rule 16a-1(f) under the Securities Exchange Act of 1934, as amended) entered into, modified (as to amount, price or timing of trades) or terminated (i) contracts, instructions or written plans for the purchase or sale of our securities that are intended to satisfy the conditions specified in Rule 10b5-1(c) under the Exchange Act for an affirmative defense against liability for trading in securities on the basis of material nonpublic information or (ii) non-Rule 10b5-1 trading arrangements (as defined in Item 408(c) of Regulation S-K).

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item will be set forth in the definitive proxy statement to be filed with the SEC in connection with the Annual Meeting of Stockholders within 120 days after December 31, 2024 (the "Proxy Statement") and is incorporated into this Annual Report on Form 10-K by reference.

Item 11. Executive Compensation

Information required by Item 11 of Part III will be included in our Proxy Statement relating to our 2025 Annual Meeting of Shareholders and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information required by Item 12 of Part III will be included in our Proxy Statement relating to our 2025 Annual Meeting of Shareholders and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information required by Item 13 of Part III will be included in our Proxy Statement relating to our 2025 Annual Meeting of Shareholders and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

Information required by Item 14 of Part III will be included in our Proxy Statement relating to our 2025 Annual Meeting of Shareholders and is incorporated herein by reference.

Item 15. Exhibits, Financial Statement Schedules

    (a)   The following documents are filed as part of this Annual Report on Form 10-K:

    1.   *Financial Statements*

The following financial statements and schedules of the Registrant are contained in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K:

	Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Financial Statements:	
Consolidated Balance Sheets	F-4
Consolidated Statements of Operations and Comprehensive Loss	F-5
Consolidated Statements of Changes in Stockholders' Equity	F-6
Consolidated Statements of Cash Flows	F-7
Notes to the Consolidated Financial Statements	F-8

    2.   *List of Financial Statement Schedules.*

All schedules are omitted because the required information is either not present, not present in material amounts or presented within the consolidated financial statements.

    (b)   The exhibits listed in the following "Exhibits Index" are filed, furnished or incorporated by reference as part of this Annual Report.

Exhibit Number	Description	Description of Exhibit Incorporated Herein by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
3.1	Amended and Restated Certificate of Incorporation of LifeStance Health Group, Inc.	8-K	001-40478	3.1	6/15/2021	
3.2	Second Amended and Restated Bylaws of LifeStance Health Group, Inc.	8-K	001-40478	3.1	3/9/2023	
4.1	Form of Common Stock Certificate	S-1/A	333-256202	4.1	6/1/2021	
4.2	Description of Securities	10-K	001-40478	4.2	3/17/2022	
10.1	Registration Rights Agreement, dated as of June 9, 2021, by and among the Company and each of the other persons from time to time party thereto	8-K	001-40478	10.1	6/15/2021	
10.2	Stockholders Agreement, dated as of June 9, 2021, by and among the Company and each of the other persons from time to time party thereto	8-K	001-40478	10.2	6/15/2021	
10.3+	Employment Agreement, dated September 7, 2022, between LifeStance Health Group, Inc. and Kenneth Burdick	10-Q	001-40478	10.8	11/9/2022	
10.4+	Amended and Restated Employment Agreement, dated May 14, 2020, between LifeStance Health, Inc. and Danish Qureshi	S-1	333-256202	10.9	5/17/2021	
10.5+	Letter Agreement, dated September 7, 2022, between LifeStance Health Group, Inc. and Danish Qureshi	10-Q	001-40478	10.9	11/9/2022	
10.6+	Employment Agreement, dated as of November 2, 2022, between LifeStance Health Group, Inc. and David Bourdon	10-K	001-40478	10.30	3/9/2023	
10.7+	LifeStance Health Group, Inc. 2021 Equity Incentive Plan	8-K	001-40478	10.4	6/15/2021	
10.8+	LifeStance Health Group, Inc. 2021 Employee Stock Purchase Plan	8-K	001-40478	10.5	6/15/2021	
10.9+	LifeStance Health Group, Inc. 2021 Cash Incentive Plan	8-K	001-40478	10.6	6/15/2021	
10.10	Form of Indemnification Agreement between LifeStance Health Group, Inc. and each of its directors and executive officers	S-1	333-256202	10.17	5/17/2021	
10.11	Form of Management Services Agreement with Supported Practices	S-1	333-256202	10.19	5/17/2021	
10.12+	Form of RSU Agreement under the 2021 Plan	S-1/A	333-256202	10.12	6/1/2022	
10.13+	Form of Notice of Amended Award Terms for Class B Unit Award Agreement	S-1/A	333-256202	10.13	6/1/2022	
10.14+	Form of Non-Qualified Stock Option Agreement	10-Q	001-40478	10.10	11/9/2022	
10.15+	Form of RSU Agreement (Time) (Sell to Cover) under the 2021 Plan	10-K	001-40478	10.28	3/9/2023	
10.16+	Form of RSU Agreement (Time and Performance) (Sell to Cover) under the 2021 Plan	10-K	001-40478	10.29	3/9/2023	
10.17+	Severance and Change in Control Policy	10-Q	001-40478	10.6	8/10/2022	
10.18+	Separation and Release of Claims Agreement, dated as of June 30, 2024, between LifeStance Health Group, Inc. and Danish Qureshi	10-Q	001-40478	10.2	8/8/2024	
10.19	Credit Agreement, dated as of December 19, 2024, among LifeStance Health Holdings, Inc., Lynnwood Intermediate Holdings, Inc., and Capital One, National Association					X
19.1	LifeStance Health Group, Inc. Insider Trading Policy					X
21.1	List of subsidiaries of LifeStance Health Group, Inc.					X
23.1	Consent of PricewaterhouseCoopers LLP					X
31.1	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X

Exhibit Number	Description	Description of Exhibit Incorporated Herein by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
31.2	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
32.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X
32.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X
97.1	LifeStance Health Group, Inc. Policy for Recoupment of Incentive Compensation	10-K	001-40478	97.1	2/28/2024	
101.INS	Inline XBRL Instance Document					
101.SCH	Inline XBRL Taxonomy Extension Schema with Embedded Linkbase Document					
104	The Cover page from the Annual Report on Form 10-K of LifeStance Health Group, Inc. for the year ended December 31, 2024 formatted in Inline XBRL					

+ Indicates a management contract or compensatory plan, contract or arrangement.

Item 16. Form 10-K Summary

None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized**.**

LifeStance Health Group, Inc.

Date: February 27, 2025	By:	/s/ Kenneth Burdick
		Kenneth Burdick
		Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Name	Title	Date
/s/ Kenneth Burdick **Kenneth Burdick**	Chief Executive Officer and Chairman (Principal Executive Officer)	February 27, 2025
/s/ David Bourdon **David Bourdon**	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	February 27, 2025
/s/ Robert Bessler **Robert Bessler**	Director	February 27, 2025
/s/ Darren Black **Darren Black**	Director	February 27, 2025
/s/ Jeffrey Crisan **Jeffrey Crisan**	Director	February 27, 2025
/s/ Teresa DeLuca **Teresa DeLuca**	Director	February 27, 2025
/s/ William Miller **William Miller**	Director	February 27, 2025
/s/ Jeffrey Rhodes **Jeffrey Rhodes**	Director	February 27, 2025
/s/ Eric Shuey **Eric Shuey**	Director	February 27, 2025
/s/ Seema Verma **Seema Verma**	Director	February 27, 2025
/s/ Katherine Wood **Katherine Wood**	Director	February 27, 2025

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of LifeStance Health Group, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of LifeStance Health Group, Inc. and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive loss, of changes in stockholders' equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO because material weaknesses in internal control over financial reporting existed as of that date related to the Company not (i) designing and maintaining an effective control environment commensurate with the Company's financial reporting requirements due to an insufficient complement of resources in the accounting/finance and IT functions, with an appropriate level of knowledge, experience and training, (ii) maintaining formal accounting policies and procedures, and not designing and maintaining effective controls related to significant accounts and disclosures to achieve complete, accurate and timely financial accounting, reporting and disclosures, including controls over account reconciliations, segregation of duties and the preparation and review of journal entries, and (iii) designing and maintaining effective controls over IT general controls for information systems that are relevant to the preparation of the consolidated financial statements related to (a) program change management controls, (b) user access controls, (c) computer operations controls, and (d) testing and approval controls for program development.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in Management's Annual Report on Internal Control Over Financial Reporting appearing under Item 9A. We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the 2024 consolidated financial statements, and our opinion regarding the effectiveness of the Company's internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in management's report referred to above. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Patient Accounts Receivable, Net

As described in Note 2 to the consolidated financial statements, total revenue is reported at the amount that reflects the consideration to which the Company expects to be entitled in exchange for providing patient care. The Company reports revenue net of price concessions provided to patients. The differences between the price at which the Company expects to receive from patients and the standard billing rates are accounted for as contractual adjustments, discounts or implicit price concessions, which are deducted from gross revenue to arrive at net revenue. Patient accounts receivable are carried at the original charge for the services provided adjusted for explicit and implicit price concessions. Management regularly reviews data about the major payor sources of revenue and determines its estimates based on contractual agreements, its discount policies, and its historical experience. Patient accounts receivable, net were $131.8 million as of December 31, 2024.

The principal considerations for our determination that performing procedures relating to the valuation of patient accounts receivable, net is a critical audit matter are (i) the significant judgment by management when developing the estimate of patient accounts receivable, net and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating the audit evidence obtained related to the estimate. As described above in the "Opinions on the Financial Statements and Internal Control over Financial Reporting" section, there is a material weakness related to the Company's control environment, which impacted this matter.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) testing management's process for developing the estimate of patient accounts receivable, net, (ii) evaluating the relevance and use of historical experience data as an input into the estimate, (iii) testing the completeness and accuracy of underlying historical experience data used in the estimate, and (iv) evaluating the historical accuracy of management's estimate of the amount expected to be collected by (a) testing, on a sample basis, the completeness and accuracy of revenue transactions and cash collections used in management's analysis and (b) comparing actual cash collections to the previously recorded patient accounts receivable.

/s/ PricewaterhouseCoopers LLP
Seattle, Washington
February 27, 2025

We have served as the Company's auditor since 2020.

LIFESTANCE HEALTH GROUP, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except for par value)

		December 31,		
		2024		**2023**
CURRENT ASSETS				
Cash and cash equivalents	$	154,571	$	78,824
Patient accounts receivable, net		131,802		125,405
Prepaid expenses and other current assets		26,137		21,502
Total current assets		312,510		225,731
NONCURRENT ASSETS				
Property and equipment, net		166,041		188,222
Right-of-use assets		147,878		170,703
Intangible assets, net		190,799		221,072
Goodwill		1,293,346		1,293,346
Other noncurrent assets		7,724		10,895
Total noncurrent assets		1,805,788		1,884,238
Total assets	$	2,118,298	$	2,109,969
LIABILITIES AND STOCKHOLDERS' EQUITY				
CURRENT LIABILITIES				
Accounts payable	$	7,242	$	7,051
Accrued payroll expenses		117,461		102,478
Other accrued expenses		46,942		35,012
Contingent consideration		—		8,169
Operating lease liabilities, current		49,449		46,475
Other current liabilities		7,792		3,688
Total current liabilities		228,886		202,873
NONCURRENT LIABILITIES				
Long-term debt, net		279,790		280,285
Operating lease liabilities, noncurrent		148,699		181,357
Deferred tax liability, net		14,329		15,572
Other noncurrent liabilities		309		952
Total noncurrent liabilities		443,127		478,166
Total liabilities	$	672,013	$	681,039
COMMITMENTS AND CONTINGENCIES (see Note 13)				
STOCKHOLDERS' EQUITY				
Preferred stock – par value $0.01 per share; 25,000 shares authorized as of December 31, 2024 and December 31, 2023; 0 shares issued and outstanding as of December 31, 2024 and December 31, 2023		—		—
Common stock – par value $0.01 per share; 800,000 shares authorized as of December 31, 2024 and December 31, 2023; 382,735 and 378,725 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively		3,827		3,789
Additional paid-in capital		2,259,818		2,183,684
Accumulated other comprehensive income		929		2,303
Accumulated deficit		(818,289)		(760,846)
Total stockholders' equity		1,446,285		1,428,930
Total liabilities and stockholders' equity	$	2,118,298	$	2,109,969

The accompanying Notes are an integral part of these consolidated financial statements.

LIFESTANCE HEALTH GROUP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In thousands, except for Net Loss per Share)

		Year Ended December 31,				
		2024		**2023**		**2022**
TOTAL REVENUE	$	1,250,970	$	1,055,665	$	859,542
OPERATING EXPENSES						
Center costs, excluding depreciation and amortization shown separately below		848,571		753,569		622,525
General and administrative expenses		363,062		410,793		377,993
Depreciation and amortization		70,950		80,437		69,198
Total operating expenses	$	1,282,583	$	1,244,799	$	1,069,716
LOSS FROM OPERATIONS	$	(31,613)	$	(189,134)	$	(210,174)
OTHER EXPENSE						
Gain (loss) on remeasurement of contingent consideration		1,725		3,972		(1,688)
Transaction costs		(827)		(89)		(722)
Interest expense, net		(26,535)		(21,220)		(19,928)
Other expense		(363)		(112)		(218)
Total other expense	$	(26,000)	$	(17,449)	$	(22,556)
LOSS BEFORE INCOME TAXES		(57,613)		(206,583)		(232,730)
INCOME TAX BENEFIT		170		20,321		17,166
NET LOSS	$	(57,443)	$	(186,262)	$	(215,564)
NET LOSS PER SHARE, BASIC AND DILUTED		(0.15)		(0.51)		(0.61)
Weighted-average shares used to compute basic and diluted net loss per share		379,147		367,457		355,278
NET LOSS	$	(57,443)	$	(186,262)	$	(215,564)
OTHER COMPREHENSIVE (LOSS) INCOME						
Unrealized (losses) gains on cash flow hedge, net of tax		(1,374)		(971)		3,274
COMPREHENSIVE LOSS	$	(58,817)	$	(187,233)	$	(212,290)

The accompanying Notes are an integral part of these consolidated financial statements.

LIFESTANCE HEALTH GROUP, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(In thousands)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount				
Balances at December 31, 2021	374,255	$ 3,743	$ 1,898,357	$ —	$ (357,072)	$ 1,545,028
Net loss	—	—	—	—	(215,564)	(215,564)
Issuance of common stock upon vesting of restricted stock units	2,204	22	(485)	—	—	(463)
Forfeitures	(363)	(3)	(1,357)	—	—	(1,360)
Surrender of common stock	(132)	(1)	(981)	—	—	(982)
Other comprehensive income	—	—	—	3,274	—	3,274
Stock-based compensation expense	—	—	188,790	—	—	188,790
Balances at December 31, 2022	375,964	$ 3,761	$ 2,084,324	$ 3,274	$ (572,636)	$ 1,518,723
Net loss	—	—	—	—	(186,262)	(186,262)
Adoption of ASU 2016-13	—	—	—	—	(1,948)	(1,948)
Issuance of common stock upon vesting of restricted stock units	4,831	48	(48)	—	—	—
Forfeitures	(2,070)	(20)	(3,379)	—	—	(3,399)
Other comprehensive loss	—	—	—	(971)	—	(971)
Stock-based compensation expense	—	—	102,787	—	—	102,787
Balances at December 31, 2023	378,725	$ 3,789	$ 2,183,684	$ 2,303	$ (760,846)	$ 1,428,930
Net loss	—	—	—	—	(57,443)	(57,443)
Issuance of common stock upon vesting of restricted stock units	7,221	71	(71)	—	—	—
Forfeitures	(3,211)	(33)	33	—	—	—
Other comprehensive loss	—	—	—	(1,374)	—	(1,374)
Stock-based compensation expense	—	—	76,172	—	—	76,172
Balances at December 31, 2024	382,735	$ 3,827	$ 2,259,818	$ 929	$ (818,289)	$ 1,446,285

The accompanying Notes are an integral part of these consolidated financial statements.

LIFESTANCE HEALTH GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,					
		2024		**2023**		**2022**
CASH FLOWS FROM OPERATING ACTIVITIES						
Net loss	$	(57,443)	$	(186,262)	$	(215,564)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:						
Depreciation and amortization		70,950		80,437		69,198
Non-cash operating lease costs		39,502		39,987		38,161
Stock-based compensation		76,172		99,388		187,430
Deferred income taxes		(958)		(21,920)		(16,733)
Loss on debt extinguishment		5,032		—		3,380
Amortization of discount and debt issue costs		1,666		2,101		1,949
(Gain) loss on remeasurement of contingent consideration		(1,725)		(3,972)		1,688
Other, net		1,431		7,080		218
Change in operating assets and liabilities, net of businesses acquired:						
Patient accounts receivable, net		(6,397)		(24,175)		(21,663)
Prepaid expenses and other current assets		(3,332)		(3,070)		(3,431)
Accounts payable		501		(5,605)		7,667
Accrued payroll expenses		14,984		26,484		12,100
Operating lease liabilities		(46,748)		(37,564)		(13,169)
Other accrued expenses		13,625		10,207		1,558
Net cash provided by (used in) operating activities	$	107,260	$	(16,884)	$	52,789
CASH FLOWS FROM INVESTING ACTIVITIES						
Purchases of property and equipment		(21,566)		(40,520)		(79,255)
Acquisitions of businesses, net of cash acquired		—		(19,820)		(60,206)
Net cash used in investing activities	$	(21,566)	$	(60,340)	$	(139,461)
CASH FLOWS FROM FINANCING ACTIVITIES						
Proceeds from long-term debt, net of discount		287,809		57,753		257,324
Payments of debt issue costs		(1,818)		(188)		(7,266)
Payments of long-term debt		(289,494)		(2,470)		(187,766)
Prepayment for debt paydown		—		—		(1,609)
Payments of contingent consideration		(6,444)		(7,668)		(12,515)
Taxes related to net share settlement of equity awards		—		—		(904)
Net cash (used in) provided by financing activities	$	(9,947)	$	47,427	$	47,264
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		75,747		(29,797)		(39,408)
Cash and Cash Equivalents - Beginning of period		78,824		108,621		148,029
CASH AND CASH EQUIVALENTS – END OF PERIOD	$	154,571	$	78,824	$	108,621
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION						
Cash paid for interest, net	$	24,992	$	21,044	$	14,365
Cash paid for taxes, net of refunds	$	57	$	80	$	2,237
SUPPLEMENTAL DISCLOSURES OF NON CASH INVESTING AND FINANCING ACTIVITIES						
Equipment financed through finance leases	$	—	$	—	$	363
Contingent consideration incurred in acquisitions of businesses	$	—	$	1,985	$	11,221
Acquisition of property and equipment included in liabilities	$	1,469	$	3,827	$	7,891
Surrender of common stock	$	—	$	—	$	982

The accompanying Notes are an integral part of these consolidated financial statements.

NOTE 1 NATURE OF THE BUSINESS

Description of Business

LifeStance Health Group was formed as a Delaware corporation on January 28, 2021 for the purpose of completing an initial public offering ("IPO") and related transactions in order to carry on the business of LifeStance TopCo, L.P. ("LifeStance TopCo") and subsidiaries. Prior to the IPO, LifeStance Health Group had no operations. LifeStance Health Group is the sole equity holder of LifeStance TopCo and operates and controls all of the business and affairs. As a result, LifeStance Health Group consolidates the financial results of LifeStance TopCo, its wholly-owned subsidiaries and variable interest entities. LifeStance Health Group and LifeStance TopCo are collectively referred to herein as the "Company" or "LifeStance".

LifeStance Health Group, Inc. ("LifeStance Health Group") operates as a provider of outpatient mental health services, spanning psychiatric evaluations and treatment, psychological and neuropsychological testing, and individual, family and group therapy.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

These consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The accompanying consolidated financial statements include the results of the Company, its wholly-owned subsidiaries, and variable interest entities in which the Company has an interest and is the primary beneficiary (see "Variable Interest Entities" below). Intercompany transactions and balances have been eliminated in consolidation.

Use of Accounting Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company bases its estimates on historical experience, current business factors, and various other assumptions that the Company believes are necessary to consider to form a basis for making judgments about the carrying values of assets and liabilities, the recorded amounts of revenue and expenses, and the disclosure of contingent assets and liabilities. The Company is subject to uncertainties such as the impact of future events, economic and political factors, and changes in the Company's business environment; therefore, actual results could differ from these estimates. Accordingly, the accounting estimates used in the preparation of the Company's consolidated financial statements may change as new events occur, as more experience is acquired, as additional information is obtained and as the Company's operating environment evolves.

Changes in estimates are made when circumstances warrant. Significant estimates and assumptions by management may affect total revenue impacted by variable consideration and discounts, price concessions, allowance for credit losses, the carrying value of long-lived assets (including goodwill and intangible assets), acquisition accounting, the calculation of a contingent liability in connection with an acquisition, the provision for income taxes and related deferred tax accounts, certain accrued liabilities, payor settlements, contingencies, litigation and related legal accruals and the value attributed to employee stock-based awards.

Segment Information

The Company has a single operating and reportable segment – mental health services. The Company's chief operating decision maker is its Chief Executive Officer, who reviews consolidated financial information for purposes of making operating decisions, assessing financial performance, and allocating resources. As the Company operates as one operating segment, all required segment financial information is found in the accompanying consolidated financial statements. For the periods presented, all of the Company's long-lived assets were located in the United States, and all revenues from providing counseling sessions to patients were earned in the United States. The accounting policies for segment reporting are the same as for the Company as a whole.

The chief operating decision maker assesses performance for the mental health services segment and decides how to allocate resources based on net loss, which is reported on the accompanying consolidated statements of operations and comprehensive loss as net loss. Net loss is used to monitor budget versus actual results for assessment of segment performance. The chief operating decision maker considers budget-to-actual variances on a monthly basis when making decisions about allocating resources and assessing the performance of the segment. The chief operating decision maker utilizes consolidated expense information regularly provided in the budget-to-actual analysis in order to assist with assessing performance and deciding how to allocate resources, which align with the consolidated expense categories as disclosed on the face of the accompanying consolidated statements of operations and comprehensive loss.

The measure of segment assets is reported on the accompanying consolidated balance sheets as total assets. The chief operating decision maker does not utilize total assets in the assessment of performance and allocation of resource decisions as the assessment and decisions are not made on the basis of total assets.

Variable Interest Entities

The Company evaluates its ownership, contractual and other interests in entities to determine if it has any variable interest in a variable interest entity ("VIE"). These evaluations are complex, involve judgment, and the use of estimates and assumptions based on available information. If the Company determines that an entity in which it holds a contractual or ownership interest is a VIE and that the Company is the primary beneficiary, the Company consolidates such entity in its consolidated financial statements. The primary beneficiary of a VIE is the party that meets both of the following criteria: (i) has the power to make decisions that most significantly affect the economic performance of the VIE; and (ii) has the obligation to absorb losses or the right to receive benefits that in either case could potentially be significant to the VIE. The Company performs ongoing reassessments of whether changes in the facts and circumstances regarding the Company's involvement with a VIE will cause the consolidation conclusion to change.

The Company acquires and operates certain care centers which are deemed to be Friendly-Physician Entities ("FPEs"). As part of an FPE acquisition, the Company acquires 100% of the non-medical assets, however due to legal requirements the physician-owners must retain 100% of the equity interest. The Company's agreements with FPEs generally consist of both a Management Service Agreement, which provides for various administrative and management services to be provided by the Company to the FPE, and Stock Transfer Restriction ("STR") agreements with the physician-owners of the FPEs, which provide for the transition of ownership interests of the FPEs under certain conditions. The outstanding voting equity instruments of the FPEs are owned by the nominee shareholders appointed by the Company under the terms of the STR agreements. The Company has the right to receive income as an ongoing management fee, which effectively absorbs all of the residual interests and has also provided financial support through loans to the FPEs. The Company has exclusive responsibility for the provision of all nonmedical services including facilities, technology and intellectual property required for the day-to-day operation and management of each of the FPEs, and makes recommendations to the FPEs in establishing the guidelines for the employment and compensation of the physicians and other employees of the FPEs. In addition, the STR agreements provide that the Company has the right to designate an appropriately licensed person(s) to purchase the equity interest of the FPE for a nominal amount in the event of a succession event at the Company's discretion. Based on the provisions of these agreements, the Company determined that the FPEs are VIEs due to the equity holder having insufficient capital at risk, and the Company has a variable interest in the FPEs.

The contractual arrangements described above allow the Company to direct the activities that most significantly affect the economic performance of the FPEs. Accordingly, the Company is the primary beneficiary of the FPEs and consolidates the FPEs under the VIE model. Furthermore, as a direct result of nominal initial equity contributions by the physicians, the financial support the Company provides to the FPEs (e.g., loans) and the provisions of the contractual arrangements and nominee shareholder succession arrangements described above, the interests held by noncontrolling interest holders lack economic substance and do not provide them with the ability to participate in the residual profits or losses generated by the FPEs. Therefore, all income and expenses recognized by the FPEs are allocated to the Company. The Company does not hold interests in any VIEs for which the Company is not deemed to be the primary beneficiary.

As noted previously, the Company acquires 100% of the non-medical assets of the VIEs. The aggregate carrying values of the VIEs total assets and total liabilities not purchased by the Company but included on the consolidated balance sheets were not material at December 31, 2024 and 2023.

Total Revenue

Total revenue is reported at the amount that reflects the consideration to which the Company expects to be entitled in exchange for providing patient care. These amounts are due from patients, third-party payors (including health insurers and government programs) and others and include variable consideration for retroactive adjustments due to settlement of audits, reviews and investigations. Generally, the Company bills patients and third-party payors several days after the services are performed. The Company has elected the practical expedient not to adjust the promised amount of consideration for the effects of a significant financing component as the Company expects the period between when service is transferred to a customer and when the customer pays for the service will be one year or less. Revenue is recognized as the related performance obligation is satisfied.

In patient revenue, the patient is the Company's customer, and a signed patient treatment consent generally represents a written contract between the Company and the patient. Performance obligations are determined based on the nature of the services provided by the Company. Generally, the Company's performance obligations are satisfied over time and relate to counseling sessions that are discrete in nature and commence and terminate at the discretion of the patient and thus each individual counseling session is a performance obligation. Revenue for performance obligations satisfied over time is recognized when the services are rendered based on the amount the Company expects to be entitled to for the services provided to the patient. The Company believes this method provides a faithful depiction of the transfer of services.

Because all of its performance obligations relate to contracts with a duration of less than one year, the Company has elected to apply the optional exemption provided in Accounting Standards Codification ("ASC") 606-10-50-14(A) and, therefore, is not required to disclose the aggregate amount of the transaction prices allocated to performance obligations that are unsatisfied or partially unsatisfied at the end of the reporting period.

The Company determined the underlying nature of the services provided are consistent irrespective of the payor type. Therefore, management assesses price concessions using a portfolio approach in its contracts with patients. The Company reports revenue net of price concessions related to contractual adjustments provided to third-party payors, discounts provided to uninsured patients in accordance with the Company's policy and/or implicit price concessions provided to patients. The differences between the price at which the Company expects to receive from patients and the standard billing rates are accounted for as contractual adjustments, discounts or implicit price concessions, which are deducted from gross revenue to arrive at net revenues. The Company determines its estimates of contractual adjustments, discounts and implicit price concessions based on contractual agreements, its discount policies, and its historical experience.

Settlements with third-party payors for retroactive adjustments due to audits, review or investigations and disputes by either the Company or the third-party payors within the allowable specific timeframe are considered variable consideration and are included in the determination of estimated transaction price for providing patient services. These settlements are estimated based on the terms of the payment agreement with the payor, correspondence from the payor and the Company's historical settlement activity, including an assessment to ensure that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the retroactive adjustment is subsequently resolved. Estimated settlements are adjusted in future periods as new information becomes available, or as years are settled or are no longer subject to such audits, reviews and investigations. Generally, patients who are covered by third-party payors are responsible for related deductibles and coinsurance, which vary in amount.

The Company also provides services to uninsured patients, and offers those uninsured patients a discount, either by policy or law, from standard charges. The Company estimates the transaction price for patients with deductibles and coinsurance and for those who are uninsured based on historical experience and current market conditions. The initial estimate of the transaction price is determined by reducing the standard charge by any contractual adjustments, discounts, and implicit price concessions. Subsequent changes to the estimate of the transaction price are generally recorded as adjustments to patient service revenue in the period of the change. Adjustments arising from a change in the estimate of the transaction price were not material for all periods presented. Subsequent changes that are determined to be the result of an adverse change in the patient's or third-party payor's ability to pay are recorded as bad debt expense.

Services are occasionally provided to patients with a reduced ability to pay for their care. Therefore, the Company has determined it has provided implicit price concessions to patients who may be in need of financial assistance. The implicit price concessions included in estimating the transaction price represent the difference between amounts billed to patients and the amounts the Company expects to collect based on its collection history with those patients. Patients who meet the Company's criteria for discounted pricing are provided care at amounts less than established rates. Such amounts determined to be financial assistance are not reported as revenue.

Center Costs, Excluding Depreciation and Amortization

Center costs, excluding depreciation and amortization includes the costs the Company incurs to operate its centers, consisting primarily of salaries, wages and employee benefits for clinicians and patient support, occupancy costs such as rent and utilities, medical supplies, insurance and other operating expenses. Center costs, excluding depreciation and amortization excludes stock-based compensation.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments with original maturities of three months or less at the time of purchase. Cash and cash equivalents consist of demand deposits held with financial institutions and investments in money market funds. Cash and cash equivalents are stated at cost, which approximates fair value. The Company maintains cash balances at financial institutions which are insured by the Federal Deposit Insurance Corporation. At times, the amounts on deposit may exceed the insured limit.

Patient Accounts Receivable

Patient accounts receivable are carried at the original charge for the services provided adjusted for explicit and implicit price concessions, including allowances for contractual adjustments. Management regularly reviews data about the major payor sources of revenue in evaluating the sufficiency of the explicit and implicit price concessions. For receivables associated with services provided to patients who have third-party insurance coverage, the Company analyzes contractually due amounts and provides an allowance for contractual adjustments.

In evaluating the collectability of patient receivables, the Company analyzes its past history and identifies trends for each of its major payor sources of revenue to estimate the appropriate allowance for credit losses. Management determines the allowance for credit losses by identifying troubled accounts, by using historical experience applied to an aging of accounts, and by considering a patient's financial history, credit history, and current economic conditions. Patient accounts receivable are written off as bad debt expense when deemed uncollectible. Recoveries of receivables previously written off are recorded as bad debt recoveries.

The Company grants credit without collateral to its patients, most of whom are insured under third-party payor agreements. Revenue and cash flows from the Medicare program are dependent upon the rates set by, and the promptness of payment from, federally administered programs, and in management's opinion do not create a significant credit risk to the Company.

Property and Equipment, net

Property and equipment are stated at cost less accumulated depreciation. Assets acquired under capital leases are stated at the present value of future minimum lease payments. Major additions and improvements are capitalized, while replacements, maintenance, and repairs, which do not improve or extend the life of the respective assets, are expensed as incurred. Depreciation of property and equipment is computed primarily using the straight-line method over the following estimated useful lives:

Furniture, fixtures and equipment	5 - 7 years
Computers and peripherals	3 years
Internal-use software	1 - 3 years
Medical equipment	7 years

Assets acquired under capital leases, and leasehold improvements, are amortized on a straight-line basis over the shorter of the remaining lease term or the estimated useful lives of the assets, generally 5 to 10 years.

When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statements of operations and comprehensive loss in the period realized.

Leases

The Company determines if a contract meets the definition of a lease at inception and evaluates the lease classification at that time. The Company has elected not to recognize on the consolidated balance sheets leases with terms of one year or less. Options to extend or terminate the lease are included in the determination of the lease term when it is reasonably certain that the Company will exercise such options. When the implicit rate is unknown, an incremental borrowing rate based on the information available at the commencement date is used in determining the present value of the lease payments.

Lease liabilities represent the obligation to make lease payments and right-of-use assets represent the right to use the underlying asset during the lease term. Lease liabilities and their corresponding right-of-use assets are recognized in the consolidated balance sheets as the commencement date based on the present value of the future minimum lease payments over the estimated lease term. Right-of-use assets are adjusted for payments made at or before the commencement date and tenant incentives under the lease. When a lease contains an escalation clause or a concession, such as a rent holiday or tenant improvement allowance, the Company includes these items in the determination of the right-of-use assets and the lease liabilities. The effects of these escalation clauses or concessions have been reflected in lease expenses on a straight-line basis over the expected lease term and any variable lease payments subsequent to establishing the lease liability are expensed as incurred.

The Company separately allocates the lease (e.g., fixed lease payments for right-to-use land, building, etc.) and non-lease components (e.g., common area maintenance) for its leases. Operating lease and variable lease costs are included in center costs, excluding depreciation and amortization and general and administrative expenses in the consolidated statements of operations and comprehensive loss. Variable lease costs are the portion of lease payments that are not fixed over the lease term. Variable lease costs include real estate payments that are adjusted periodically for inflation or other variables as well as payments for taxes and insurance. The Company expenses variable lease costs in the period incurred.

Operating leases are included in right-of-use assets, operating lease liabilities, current and operating lease liabilities, noncurrent on the Company's consolidated balance sheets. Finance leases are included in property and equipment, net, other current liabilities, and other noncurrent liabilities on the Company's consolidated balance sheets. Finance leases are not material.

Business Combinations

The Company accounts for business combinations using the acquisition method of accounting. That method requires that the purchase price, including the fair value of contingent consideration, of the acquisition be allocated to the assets acquired and liabilities assumed using the fair values determined by management as of the acquisition date. The consideration the Company transfers in exchange for the acquiree may also include equity interests which the Company records at fair value at closing of the transaction. Transaction costs incurred as a result of the acquisitions are expensed in the Company's consolidated financial statements in the period incurred.

The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair values of assets acquired and liabilities assumed, the Company makes significant estimates and assumptions, especially with respect to intangible assets. Critical estimates in valuing intangible assets include, but are not limited to, expected future cash flows, which includes consideration of future growth rates and margins, attrition rates, and discount rates. Fair value estimates are based on the assumptions the Company believes a market participant would use in pricing the asset or liability.

Management's estimates of fair value are based upon assumptions determined to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from the estimates. During the measurement period, which is not to exceed one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. The measurement period provides a reasonable period of time to determine the value of identifiable assets acquired, liabilities assumed, consideration transferred, equity interests, and goodwill. New information that gives rise to a measurement period adjustment should relate to events or circumstances existing at the acquisition date. Information pertaining to events that occur after the acquisition date are not measurement period adjustments. All changes that do not qualify as measurement period adjustments are included in current period earnings. The Company includes the results of all acquisitions in the consolidated financial statements from the date of acquisition.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to future undiscounted net cash flows expected to be generated by the asset or asset group. If such assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset or asset group exceeds the fair value of the asset or asset group. Assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell. There was no impairment of long-lived assets for the year ended December 31, 2024, an immaterial impairment of long-lived assets for the year ended December 31, 2023, and no impairment of long-lived assets for the year ended December 31, 2022.

Intangible Assets

Intangible assets consist of identifiable intangible assets acquired through business acquisitions. Intangible assets with definite lives are amortized on the straight-line basis over their estimated useful lives or contractual lives, whichever is shorter, as follows:

Non-competition agreements	3 to 6 years
Trade names	4 to 22.5 years

Goodwill

The Company recognizes the excess of the purchase price over the fair value of identifiable net assets acquired as goodwill. The Company performs a qualitative assessment on goodwill at least annually on October 1st or more frequently if events or changes in circumstances indicate that the carrying value of goodwill may not be recoverable. If it is determined in the qualitative assessment that the fair value of a reporting unit is more likely than not below its carrying amount, then the Company will perform a quantitative impairment test. The quantitative goodwill impairment test is performed by comparing the fair value of a reporting unit with its carrying amount. Any excess in the carrying value of a reporting unit's goodwill over its fair value is recognized as an impairment loss, limited to the total amount of goodwill allocated to that reporting unit. For purposes of goodwill impairment testing, the Company has one reporting unit. There were no goodwill impairments recorded during all periods presented.

Fair Value Measurements

Fair value is the price at which an asset could be exchanged or a liability transferred (an exit price) in an orderly transaction between knowledgeable, willing parties in the principal or most advantageous market for the asset or liability. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied.

GAAP establishes a hierarchical disclosure framework which prioritizes and ranks the level of observability of inputs used on measuring fair value. These tiers include:

- Level 1—Inputs are unadjusted, quoted prices in active markets for identical assets at the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

- Level 2—Inputs are other than quoted prices included in Level 1, which are either directly or indirectly observable for the asset or liability through correlation with market data at the reporting date and for the duration of the instrument's anticipated life.

- Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities and which reflect management's best estimate of what market participants would use in pricing the asset or liability at the reporting date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

Financial instruments consist of cash and cash equivalents, accounts receivable, and accounts payable. The carrying values of the Company's financial instruments approximate fair value due to their short-term maturities.

The Company has obligations to transfer contingent consideration to former owners and sellers of certain entities in conjunction with its acquisitions, if specified future operational objectives and/or financial results are met. The Company records the acquisition date fair value of these contingent liabilities and measures the fair value on a recurring basis. The Company estimates the fair value of the contingent consideration liability based on the likelihood and timing of the contingent earn-out payments. The fair value is derived using valuation methodologies, such as a discounted cash flow model, and is not based on market exchange, dealer, or broker traded transactions. This valuation incorporates certain assumptions and projections in determining the fair value assigned to such liability.

Stock-Based Compensation

The Company accounts for stock-based compensation awards approved by the Board of Directors, including restricted stock awards ("RSAs"), restricted stock units ("RSUs"), and stock options, based on their estimated grant date fair value. The Company estimates the fair value of the RSAs and RSUs based on the fair value of the underlying common stock on their grant date. The Company's stock awards are granted on service-, performance-, and/or market-based vesting conditions.

RSUs are granted to certain employees and other service providers subject to certain service-based or service- and performance-based vesting conditions. The ultimate number of shares that are issued in respect of the performance-based RSUs are based on actual performance over a three or four-year performance period and ranging from zero to 100% of the performance-based RSUs subject to the award. Each fiscal year within the award period represents a separately vesting tranche of the award. For a portion of the performance-based RSUs, as the performance conditions have not been established beyond the first year of the award, a grant date has not yet been established for the remaining annual periods of these performance-based RSUs.

The related compensation expense for the performance awards is recognized on a straight line basis over the requisite service period for each separately vesting tranche of the award if and when the Company concludes that it is probable that the performance conditions will be achieved. At the end of each reporting period, the Company reevaluates the probability that the performance conditions will be achieved.

The service-based awards are recognized on a straight line basis over the requisite service period, which is generally one to four years. The market-based vesting conditions for awards granted in connection with the Company's IPO provided for the holder to vest one-third of their awards within six months of the IPO, one-third of their awards on the first anniversary of the IPO, one-sixth of their awards eighteen months from the completion of the IPO and the remaining one-sixth of their awards two years from the completion of the IPO.

The Company granted stock options to certain employees, which generally vest as one-third (1/3) of the underlying shares based on continued service over four years, with 25% of the time-based option shares vesting each year, and as to two-thirds (2/3) of the underlying shares subject to market-based vesting conditions over four years, with 25% of the market-based option shares vesting each year subject to attainment of specified performance thresholds. Options generally expire ten years from the date of grant. The exercise price for each stock option award is equal to the closing price of a share of the Company's common stock on the grant date of the award.

For stock option awards issued with only time-based vesting conditions, the fair value is estimated on the date of grant using a Black-Scholes option-pricing model, which requires inputs based on certain subjective assumptions, including the expected stock price volatility, the expected term of the option, the risk-free interest rate for a period that approximates the expected term of the option, and the Company's expected dividend yield.

For stock option awards issued with time- and market-based vesting conditions, the grant date fair value is determined through the use of a Monte Carlo simulation that incorporates into the valuation the possibility that the market condition may not be satisfied. A Monte Carlo simulation requires the use of various assumptions, including the underlying stock price, volatility and the risk-free interest rate as of the valuation date, corresponding to the length of the time remaining in the performance period, and expected dividend yield. The expected term represents the derived service period for the respective tranches, which is the longer of the specified service period or the period in which the market conditions are expected to be met.

The Company has elected to account for forfeitures as they occur.

Income Taxes

The Company is subject to income taxes in both the United States and various state jurisdictions. The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or tax returns. Deferred tax assets and liabilities are measured using the enacted tax rates that are expected to be in effect when book/tax differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in operations in the period that includes the enactment date.

The Company records a valuation allowance on deferred tax assets when it is determined that some portion or all of the deferred tax assets will not be realized. In assessing the need for a valuation allowance, management evaluates all significant available positive and negative evidence, including historical operating results, estimates of future taxable income and the existence of prudent and feasible tax planning strategies. Changes in the expectations regarding the realization of deferred tax assets could materially impact income tax expense in future periods.

The Company recognizes and measures uncertain tax positions using a two-step approach. The first step is to evaluate the tax position taken or expected to be taken by determining if the weight of available evidence indicates that it is more-likely-than-not that the tax position will be sustained in an audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. Significant judgment is required to evaluate uncertain tax positions. The Company evaluates its uncertain tax positions on a regular basis. Its evaluations are based on a number of factors, including changes in facts and circumstances, changes in tax law, correspondence with tax authorities during the course of audit and effective settlement of audit issues. The Company's policy is to include interest and penalties related to unrecognized tax benefits as a component of interest expense in the consolidated statements of operations and comprehensive loss.

Advertising and Marketing Costs

Advertising and marketing costs include all communications and campaigns to the Company's clients and target audience. Advertising costs are charged to expense as they are incurred in general and administrative expenses within the Company's consolidated statements of operations and comprehensive loss. Advertising expense for the years ended December 31, 2024, 2023 and 2022, were $12,567, $9,399 and $8,632, respectively.

Debt Issue Costs

For term loans, debt discount and debt issue costs are presented net within total long-term debt and amortized using the effective interest rate method over the term of the loan. For revolving loans and delayed draw term loan commitments, the Company presents the debt issue costs as an asset and amortizes the costs on a straight-line basis over the term of the revolving loan and delayed draw term loan commitment, respectively. Amortization of discount and debt issue costs, which includes loss on debt extinguishment, is recorded as interest expense in the consolidated statements of operations and comprehensive loss and amounted to $6,698, $2,101 and $3,720 for the years ended December 31, 2024, 2023 and 2022, respectively.

Comprehensive Loss

Comprehensive loss consists of net loss and unrealized gains or losses on interest rate swaps. Unrealized gains or losses on interest rate swaps are net of any reclassification adjustments for realized gains and losses included in the consolidated statements of operations and comprehensive loss.

Net Loss Per Share

Net loss per share is computed in conformity with the two-class method required for participating securities. Basic net loss per share is computed by dividing the net loss by the weighted-average number of common shares of the Company outstanding during the period. Diluted net loss per share is computed by giving effect to all potential shares of common shares, including potential dilutive common shares assuming the dilutive effect of common share equivalents, to the extent dilutive.

Basic and diluted net loss per share was the same for each period presented as the inclusion of all potential shares of common shares outstanding would have been anti-dilutive.

Retirement Plan

The Company maintains a profit sharing and retirement savings 401(k) plan (the "401(k) Plan") for full-time employees. Participants may elect to contribute to the 401(k) Plan, through payroll deductions, subject to Internal Revenue Service limitations. The Company 401(k) Plan provides for a 401(k) matching program under which the Company will match 100% of the employees' contribution up to 3% of the employees' compensation, plus 50% of salary deferrals between 3% and 5% of employees' compensation. The matching contribution is subject to certain eligibility and vesting conditions. The Company recorded expense of $21,591, $18,846 and $15,746 for the years ended December 31, 2024, 2023 and 2022, respectively, for discretionary matching and profit-sharing contributions to the 401(k) Plan.

Indemnification

The Company's arrangements generally include certain provisions for indemnifying patients against liabilities if there is a breach of a patient's data or if the Company's service infringes on a third party's intellectual property rights. To date, the Company has not incurred any material costs as a result of such indemnifications.

The Company has also agreed to indemnify its directors and executive officers for costs associated with any fees, expenses, judgments, fines and settlement amounts incurred by any of these persons in any action or proceeding to which any of those persons is, or is threatened to be, made a party by reason of the person's service as a director or officer, including any action by the Company, arising out of that person's services as a director or officer or that person's services provided to any other company or enterprise at the Company's request. The Company maintains director and officer liability insurance coverage that would generally enable it to recover a portion of any future amounts paid. The Company may also be subject to indemnification obligations by law with respect to the actions of its employees under certain circumstances and in certain jurisdictions.

Professional Liability Insurance

The Company maintains a professional liability insurance policy with a third-party insurer on a claims-made basis. The reserve for professional liability includes a claims-made basis of reported losses and amounts for incurred but not reported losses utilizing actuarial studies of historical and industry data (see Note 13).

Concentrations of Risk and Significant Customers

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and patient accounts receivable. Although the Company deposits its cash with multiple financial institutions in the U.S., its deposits, at times, may exceed federally insured limits. The Company does not have any individual customer that exceeded 10% of the Company's patient accounts receivable balance at December 31, 2024 and 2023. Two payors individually exceeded 10% of the Company's patients accounts receivable balance at December 31, 2024 and 2023. These payors comprise 19% and 15% of the patient accounts receivable balance, respectively, as of December 31, 2024, and 17% and 15%, respectively, as of December 31, 2023.

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures* ("ASU 2023-07"). ASU 2023-07 improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses on an interim and annual basis. The Company adopted ASU 2023-07 on January 1, 2024 on a retrospective basis for all periods presented. The adoption of the amendments in ASU 2023-07 impacted the Company's disclosures in the notes to the consolidated financial statements and did not have a material impact on its consolidated balance sheets, results of operations or cash flows.

Recent Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures* ("ASU 2023-09"). ASU 2023-09 improves the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024. Early adoption is permitted. ASU 2023-09 will apply on a prospective basis and retrospective application is permitted. The Company is in process of evaluating the impact of adoption of ASU 2023-09 on the Company's consolidated financial statements and disclosures.

In November 2024, the FASB issued ASU 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses* ("ASU 2024-03"). ASU 2024-03 requires disclosure of additional information about specific expense categories in the notes to the financial statements. ASU 2024-03 is effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those fiscal years. Early adoption is permitted and should be applied either prospectively to financial statements issued for reporting periods after the effective date of ASU 2024-03 or retrospectively to any or all periods presented in the financial statements. The Company is in the process of evaluating the impact of the adoption of ASU 2024-03 on the Company's consolidated financial statements and disclosures.

NOTE 3 TOTAL REVENUE

The Company's total revenue is dependent on a series of contracts with third-party payors, which is typical for providers in the healthcare industry. The Company has determined that the nature, amount, timing and uncertainty of revenue and cash flows are affected by the payor mix with third-party payors which have different reimbursement rates.

The payor mix of fee-for-service revenue from patients and third-party payors consists of the following:

	Year Ended December 31,					
	2024		2023		2022	
	Amount	% of Total Revenue	Amount	% of Total Revenue	Amount	% of Total Revenue
Commercial	$ 1,137,919	91%	$ 960,128	91%	$ 776,343	91%
Government	57,882	5%	44,653	4%	37,058	4%
Self-pay	43,883	3%	40,797	4%	36,382	4%
Total patient service revenue	1,239,684	99%	1,045,578	99%	849,783	99%
Nonpatient service revenue	11,286	1%	10,087	1%	9,759	1%
Total	$ 1,250,970	100%	$ 1,055,665	100%	$ 859,542	100%

Among the commercial payors, the table below represents insurance companies that individually represented 10% or more of revenue:

	Year Ended December 31,		
	2024	2023	2022
Payor A	17%	19%	19%
Payor B	15%	13%	14%

NOTE 4 PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	December 31,			
	2024		2023	
Leasehold improvements	$	173,840	$	170,212
Computers and peripherals		23,740		27,302
Internal-use software		9,273		7,197
Furniture, fixtures and equipment		42,836		42,316
Medical equipment		842		842
Construction in process		7,874		9,037
Total	$	258,405	$	256,906
Less: Accumulated depreciation		(92,364)		(68,684)
Total property and equipment, net	**$**	**166,041**	**$**	**188,222**

Depreciation expense consists of the following:

	Year Ended December 31,					
	2024		2023		2022	
Depreciation expense	$	40,677	$	37,372	$	28,918

NOTE 5 LEASES

The Company leases its office facilities and office equipment which are accounted for as operating leases. Some leases contain clauses for renewal at the Company's option with renewal terms that generally extend the lease term from one to seven years.

The components of lease expense for the Company's operating leases in its consolidated statements of operations and comprehensive loss were as follows:

	Year Ended December 31,					
	2024		2023		2022	
Operating lease costs	$	55,070	$	56,677	$	54,217

Variable lease costs and short-term lease costs were not material.

The weighted-average remaining lease term and discount rate for operating lease liabilities included in the consolidated balance sheets are as follows:

	December 31,	
	2024	2023
Weighted-average remaining lease term (in years)	4.1	4.6
Weighted-average discount rate	7.50%	7.11%

Supplemental cash flow information related to operating leases was as follows:

	Year Ended December 31,					
	2024		2023		2022	
Cash paid for amounts included in the measurement of lease liabilities						
Operating cash flows from operating leases	$	64,851	$	63,363	$	53,371
Noncash lease activity						
Right-of-use lease assets obtained in exchange for new operating lease liabilities	$	17,018	$	16,020	$	47,837

The future minimum lease payments under noncancellable operating leases as of December 31, 2024 are as follows:

Year Ended December 31,		Amount
2025	$	62,365
2026		59,569
2027		45,892
2028		32,905
2029		18,169
Thereafter		12,887
Total lease payments	$	**231,787**
Less: imputed interest		(33,639)
Total lease liabilities	$	**198,148**

Real Estate Optimization and Restructuring Charges

In 2023, the Company announced a strategic re-focus, to prioritize resources and close certain centers as a direct result of changes to the Company's business model driven by a shift to more virtual visits initiated by the COVID-19 pandemic. During the year ended December 31, 2023, the Company substantially completed a significant reduction in physical space and exited several underoccupied offices by both negotiating terminations of and abandoning certain real estate leases. The Company accounts for real estate optimization restructuring charges in accordance with ASC 420, *Exit or Disposal Cost Obligations* and ASC 360-10, *Property, Plant, and Equipment*. The costs are included in general and administrative expenses in the consolidated statements of operations and comprehensive loss.

During the year ended December 31, 2023, the Company recorded $10,970 of office space reductions, including primarily of $4,734 of right-of-use asset impairment, $4,618 of property and equipment disposal and impairment costs, and $2,419 of gains related to early lease terminations. The portion of these amounts to be settled by cash disbursements was accounted for as an exit cost liability within other current liabilities and other noncurrent liabilities within the consolidated balance sheets and are not material as of December 31, 2024 and 2023.

NOTE 6 GOODWILL AND INTANGIBLE ASSETS

Goodwill

The following table summarizes changes in the carrying amount of goodwill:

		Amount
Balance as of December 31, 2022	$	1,272,939
Business acquisitions (Note 7)		20,733
Measurement period adjustments		(326)
Balance as of December 31, 2023	$	**1,293,346**
Business acquisitions		—
Balance as of December 31, 2024	$	**1,293,346**

Intangible Assets

Intangible assets consist of the following:

December 31, 2024	Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount	Weighted Average Useful Life (Years)
Regional trade names	$	36,694	$	(35,039)	$ 1,655	4.0
LifeStance trade names		235,500		(48,490)	187,010	22.5
Non-competition agreements		94,535		(92,401)	2,134	4.2
Total intangible assets	$	**366,729**	$	**(175,930)**	$ **190,799**	

December 31, 2023	Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount	Weighted Average Useful Life (Years)
Regional trade names	$	36,694	$	(26,399)	$ 10,295	5.0
LifeStance trade names		235,500		(38,024)	197,476	22.5
Non-competition agreements		94,535		(81,234)	13,301	4.2
Total intangible assets	$	**366,729**	$	**(145,657)**	$ **221,072**	

Gross carrying amount is based on the fair value of the intangible assets determined at the acquisition date. Total intangible asset amortization expense consists of the following:

	Year Ended December 31,		
	2024	2023	2022
Amortization expense	$ 30,273	$ 43,065	$ 40,280

The future amortization of intangible assets as of December 31, 2024 is as follows:

Year Ended December 31,	Amount
2025	$ 13,133
2026	11,385
2027	10,671
2028	10,467
2029	10,467
Thereafter	134,676
Total	$ **190,799**

NOTE 7 BUSINESS COMBINATIONS

During the year ended December 31, 2023, the Company completed the acquisitions of 3 outpatient mental health practices. There were no completed acquisitions during the year ended December 31, 2024. The Company accounted for the acquisitions as business combinations using the acquisition method of accounting. The purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of the respective acquisition dates.

Total consideration transferred for these acquisitions consisted of the following:

	Year Ended December 31, 2023
Cash consideration	$ 20,000
Contingent consideration, at initial fair value	1,985
Total consideration transferred	$ **21,985**

The results of the acquired businesses have been included in the Company's consolidated financial statements beginning as of their acquisition dates. It is impracticable to provide historical supplemental pro forma financial information along with revenue and earnings subsequent to the acquisition dates for acquisitions during the period due to a variety of factors, including access to historical information and the operations of acquirees being integrated within the Company shortly after closing and not operating as discrete entities within the Company's organizational structure.

Fair Values of Assets Acquired and Liabilities Assumed

The following table summarizes the fair values of assets acquired and liabilities assumed as of the dates of acquisition:

Allocation of Purchase Price	Year Ended December 31, 2023
Cash	$ 181
Patient accounts receivable	372
Prepaid expenses and other current assets	138
Property and equipment	221
Right-of-use assets	368
Other noncurrent assets	22
Intangible assets	843
Goodwill	20,733
Total assets acquired	22,878
Total liabilities assumed	893
Fair value of net assets	$ **21,985**

The majority of the tangible assets acquired and liabilities assumed were recorded at their carrying values as of the respective dates of acquisition, as their carrying values approximated their fair values due to their short-term nature. The fair values of goodwill and other intangible assets acquired in these acquisitions were estimated primarily based on the income approach. The income approach estimates fair value based on the present value of the cash flows that the assets are expected to generate in the future. The Company developed estimates for the expected future cash flows and discount rates used in the present value calculations.

The following table summarizes the fair values of acquired intangible assets as of the dates of acquisition:

	Year Ended December 31, 2023
Regional trade names [1]	$ 435
Non-competition agreements [2]	408
Total	**$ 843**

    (1)   Useful lives for regional trade names are 5 years.
    (2)   Useful lives for non-competition agreements are 5 years.

Contingent Consideration

Under the provisions of the acquisition agreements, the Company may pay additional cash consideration in the form of earnouts, contingent upon the acquirees achieving certain performance and operational targets (see Note 9).

The following table summarizes the maximum contingent consideration based on the acquisition agreements:

	Year Ended
Contingent consideration	**December 31, 2023**
Maximum contingent consideration based on acquisition agreements	$ 2,650

Goodwill

Goodwill is primarily attributable to the assembled workforce, customer and payor relationships and anticipated synergies and economies of scale expected from the integration of the businesses. The synergies include certain cost savings, operating efficiencies, and other strategic benefits projected to be achieved as a result of the acquisition. All goodwill is deductible for tax purposes.

NOTE 8 PREPAID EXPENSES AND OTHER CURRENT ASSETS AND OTHER ACCRUED EXPENSES

Prepaid expenses and other current assets consist of the following:

	December 31,	
	2024	**2023**
Prepaid bonuses and advances	$ 11,011	$ 10,538
Other receivables	223	235
Other current assets	14,903	10,729
Total	**$ 26,137**	**$ 21,502**

Other accrued expenses consist of the following:

	December 31,	
	2024	**2023**
Patient credits payable	$ 18,433	$ 16,158
Accrual for goods/services received, not invoiced	7,396	2,682
Accrued professional fees	6,976	3,503
Other accrued expense	14,137	12,669
Total	**$ 46,942**	**$ 35,012**

NOTE 9 FAIR VALUE MEASUREMENTS

Contingent Consideration

The Company measures its contingent consideration liability at fair value on a recurring basis using Level 3 inputs. The Company estimates the fair value of the contingent consideration liability based on the likelihood and timing of the contingent earn-out payments. This valuation incorporates certain assumptions and projections in determining the fair value assigned to such liability. The following is a summary of the significant assumptions used for the fair value measurement of the contingent consideration liability as of December 31, 2023.

Valuation Technique	Range of Significant Assumptions	
		December 31, 2023
Probability-weighted analysis	Probability	0% - 100%
based earn-outs	Discount rate	9.7%

As of December 31, 2023, the Company adjusted the fair value of the contingent consideration liability due to remeasurement at the reporting date.

Hedging Activities

The Company uses derivative financial instruments, including an interest rate swap, for hedging and non-trading purposes to manage its exposure to changes in interest rates. The Company entered into a hedge transaction (interest rate swap) using a derivative financial instrument for the purpose of hedging the Company's exposure to interest rate risks, which the contractual terms of the hedged instrument closely mirror those of the hedged item, providing a high degree of risk reduction and correlation. The objective of entering into the interest rate swap is to eliminate the variability of cash flows in the Secured Overnight Financing Rate ("SOFR") interest payments associated with the variable-rate loan over the life of the loan. In August 2022, the Company entered into an interest rate swap agreement to pay a fixed rate of 3.24% on a total notional value of $189,000 of debt. As a result of the interest rate swap, 94.5% of the term loan previously exposed to interest rate risk from changes in SOFR is now hedged against the interest rate swap at a fixed rate. The interest rate swap matures on September 30, 2025. As of December 31, 2024, the notional value was $184,748. As changes in interest rates impact the future cash flow of interest payments, the hedge provides a synthetic offset to interest rate movements.

The Company used the income approach to value the derivative for the interest rate swap using observable market data for all significant inputs and standard valuation techniques to convert future amounts to a single present value amount, assuming that participants are motivated but not compelled to transact. This derivative instrument (interest rate swap) is designated and qualifies as a cash flow hedge, with the entire gain or loss on the derivative reported as a component of other comprehensive income. Amounts recorded in accumulated other comprehensive income are released to earnings in the same period that the hedged transaction impacts consolidated earnings within interest expense. The cash flows from the derivative treated as a cash flow hedge are classified in the Company's consolidated statements of cash flows in the same category as the item being hedged.

For the years ended December 31, 2024, 2023 and 2022, the Company included immaterial gains on the hedged instrument (variable-rate borrowings) in the same line item (interest expense, net) as the offsetting gain on the related interest rate swap in the consolidated statements of operations and comprehensive loss.

The following table summarizes the location of the interest rate swap in the consolidated balance sheets:

	Consolidated balance sheets location	December 31,			
		2024		2023	
Interest rate swap	Prepaid expenses and other current assets	$	1,272	$	—
Interest rate swap	Other noncurrent assets	$	—	$	2,931

The amount of estimated cash flow hedge unrealized gains and losses that are expected to be reclassified to earnings in the next twelve months is not material.

Fair Value Measured on a Recurring Basis

The following table presents information about the Company's assets and liabilities that are measured at fair value on a recurring basis:

	December 31,			
	2024		2023	
Assets Measured at Fair Value				
Money market funds	$	119,616	$	64,766
Level 1	**$**	**119,616**	**$**	**64,766**
Interest rate swap asset	$	1,272	$	2,931
Level 2	**$**	**1,272**	**$**	**2,931**
Total assets measured at fair value	$	120,888	$	67,697
Liabilities Measured at Fair Value				
Contingent consideration liability:				
Beginning balance	$	8,169	$	17,824
Additions related to acquisitions		—		1,985
Payments of contingent consideration		(6,444)		(7,668)
Gain on remeasurement		(1,725)		(3,972)
Ending balance		—		8,169
Level 3		**—**	**$**	**8,169**
Total liabilities measured at fair value	$	—	$	8,169

NOTE 10 LONG-TERM DEBT

On May 4, 2022, the Company entered into a credit agreement (as amended, the "2022 Credit Agreement") among LifeStance Health Holdings, Inc., Lynnwood Intermediate Holdings, Inc., Capital One, National Association, and each lender party thereto. The term loans and delayed draw term loans were payable in quarterly principal and interest payments through May 16, 2028.

On December 19, 2024, the Company entered into a credit agreement (the "2024 Credit Agreement") among LifeStance Health Holdings, Inc., Lynnwood Intermediate Holdings, Inc., Capital One, National Association, and each lender party thereto. The 2024 Credit Agreement established commitments in respect of a senior secured term loan facility of $290,000 and a senior secured revolving loan facility of up to $100,000. The Company borrowed $290,000 in term loans, payable in quarterly principal and interest payments, with a maturity date of December 19, 2029. The loans under the term loan facility bear interest at a rate per annum equal to (x) term SOFR (which term SOFR is subject to a minimum of 0.00%) plus an applicable margin of 3.00% subject to stepdowns based on leverage-based metrics or (y) an alternate base rate (which will be the highest of (i) the prime rate, (ii) 0.50% above the federal funds effective rate and (iii) one-month term SOFR (which term SOFR is subject to a minimum of 0.00%) plus 1.00%) plus an applicable margin of 2.00% subject to stepdowns based on leverage-based metrics. The term loans are collateralized by substantially all of the assets of the Company. The revolving loan has interest only payments until the maturity date of December 19, 2029.

The proceeds from the 2024 Credit Agreement term loans were used to repay in full and extinguish the 2022 Credit Agreement. In relation to the 2022 Credit Agreement, the Company recognized an extinguishment of debt charge within interest expense of $5,032 consisting of the write-off of unamortized debt issue costs associated with the extinguished term loans.

The 2024 Credit Agreement requires the Company to maintain compliance with certain restrictive financial covenants related to earnings, leverage ratios, and other financial metrics. The Company was in compliance with all debt covenants at December 31, 2024 and 2023.

Long-term debt consists of the following:

	December 31,			
	2024		**2023**	
Term loans	$	290,000	$	197,500
Delayed Draw term loans		—		91,994
Total long-term debt		290,000		289,494
Less: Current portion of long-term debt		(7,250)		(2,925)
Less: Unamortized discount and debt issue costs [1]		(2,960)		(6,284)
Total Long-Term Debt, Net of Current Portion and Unamortized Discount and Debt Issue Costs	$	**279,790**	$	**280,285**

    (1)   The unamortized debt issue costs related to long-term debt are presented as a reduction of the carrying amount of the corresponding liabilities on the consolidated balance sheets. Unamortized debt issue costs related to delayed draw term loan commitments and revolving loans are presented within other noncurrent assets on the consolidated balance sheets.

The current portion of long-term debt is included within other current liabilities on the consolidated balance sheets.

Interest expense, net consists of the following:

	Year Ended December 31,					
	2024		**2023**		**2022**	
Interest expense, net	$	26,535	$	21,220	$	19,928

Future principal payments on long-term debt as of December 31, 2024 are as follows:

Year Ended December 31,		Amount
2025	$	7,250
2026		14,500
2027		14,500
2028		21,750
2029		232,000
Total	$	**290,000**

The fair value of long-term debt is based on the present value of future payments discounted by the market interest rates or the fixed rates based on current rates offered to the Company for debt with similar terms and maturities, which is a Level 2 fair value measurement. Long-term debt is presented at carrying value on the consolidated balance sheets. The fair value of long-term debt at December 31, 2024 and 2023 was $287,109 and $304,955, respectively.

Revolving Loan

Under the 2022 Credit Agreement, the Company had a revolving loan commitment from Capital One in the amount of $50,000.

Under the 2024 Credit Agreement, the Company has a revolving loan commitment in the amount of $100,000. Any borrowing on the revolving loan under the 2024 Credit Agreement is due in full on December 19, 2029. The revolving loan bears interest at a rate per annum equal to (x) term SOFR (which term SOFR is subject to a minimum of 0.00%) plus an applicable margin of 3.00% subject to stepdowns based on leverage-based metrics or (y) an alternate base rate (which will be the highest of (i) the prime rate, (ii) 0.50% above the federal funds effective rate and (iii) one-month term SOFR (which term SOFR is subject to a minimum of 0.00%) plus 1.00%) plus an applicable margin of 2.00% subject to stepdowns based on leverage-based metrics. The unused revolving loan incurs a quarterly undrawn commitment fee of 0.45% per annum subject to stepdowns based on leverage-based metrics.

There are no amounts outstanding on the revolving loan as of December 31, 2024 and 2023.

NOTE 11 STOCK-BASED COMPENSATION

2021 Equity Incentive Plan

Effective June 9, 2021, the Company's Board of Directors (the "Board") and its stockholders as of that date adopted and approved the LifeStance Health Group, Inc. 2021 Equity Incentive Plan (the "2021 Equity Incentive Plan"). All equity-based awards subsequent to June 9, 2021 will be granted under the 2021 Equity Incentive Plan. The 2021 Equity Incentive Plan permits the grant of awards of restricted or unrestricted common stock, stock options, stock appreciation rights, restricted stock units, performance awards, and other stock-based awards to employees and directors of, and consultants and advisors to, the Company and its affiliates.

The maximum number of shares of the Company's common stock that may be delivered in satisfaction of awards under the 2021 Equity Incentive Plan was initially reserved at 47,037 shares. The share pool will automatically increase on January 1 of each year through and including 2031 by the lesser of (i) five percent of the number of shares of the Company's common stock outstanding as of the close of business on the immediately preceding December 31 and (ii) the number of shares determined by the Board on or prior to such date for such year. On January 1, 2024, the number of shares of common stock reserved and available for issuance under the 2021 Equity Incentive Plan increased by 18,936 shares.

Restricted Stock

The following is a summary of RSA transactions as of and for the years ended December 31, 2024 and 2023:

	Unvested Shares		Weighted-Average Grant Date Fair Value
Unvested, December 31, 2022	16,796	$	11.98
Vested	(9,247)		11.98
Forfeited	(2,070)		11.98
Unvested, December 31, 2023	5,479	$	11.98
Vested	(13)		11.98
Forfeited	(3,211)		11.98
Unvested, December 31, 2024	**2,255**	**$**	**11.98**

Restricted Stock Units

The following is a summary of RSU transactions as of and for the years ended December 31, 2024 and 2023:

	Unvested Shares		Weighted-Average Grant Date Fair Value
Outstanding, December 31, 2022	14,203	$	10.61
Granted	17,885		6.11
Vested	(4,831)		11.94
Canceled and forfeited	(3,879)		8.49
Outstanding, December 31, 2023	23,378	$	7.24
Granted	13,671		6.92
Vested	(7,221)		8.38
Canceled and forfeited	(5,825)		7.19
Outstanding, December 31, 2024	**24,003**	**$**	**6.72**

Stock Options

The following is a summary of stock option activity as of and for the years ended December 31, 2024 and 2023:

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding, December 31, 2022	13,476	$ 7.42	9.70	$ —
Granted	—	—		
Exercised	—	—		
Canceled and forfeited	—	—		
Outstanding, December 31, 2023	13,476	$ 7.42	8.70	$ 5,565
Granted	—	—		
Exercised	—	—		—
Canceled and forfeited	—	—		
Outstanding, December 31, 2024	**13,476**	**$ 7.42**	**6.43**	**$ 2,300**
Exercisable at December 31, 2024	2,246	$ 7.42	6.46	$ 383
Vested or expected to vest at December 31, 2024	13,476	$ 7.42	6.43	$ 2,300

The total grant-date fair value of stock options granted during the year ended December 31, 2022 was $56,917.

The Company estimated the fair value of stock option grants with time-based vesting conditions using a Black-Scholes option-pricing model with the following assumptions presented on a weighted-average basis:

	Year Ended December 31, 2022
Risk-free interest rate	3.22%
Volatility	55.00%
Expected term (years)	6.25
Expected dividend yield	0.00%
Estimated fair value per option granted	$ 4.13

The Company estimated the fair value of stock option grants with time- and market-based vesting conditions using a Monte Carlo simulation that incorporate estimates of the potential outcomes of the market condition on the grant with the following assumptions:

	Year Ended December 31, 2022
Risk-free interest rate	3.22%
Volatility	55.00%
Expected service period (years)	2.76
Expected dividend yield	0.00%
Weighted-average fair value per option granted	$ 4.27

The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. The Company lacks company-specific historical and implied volatility information. Therefore, it estimated its expected stock volatility based on the historical volatility of a publicly traded set of peer companies. Expected dividend yield is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.

The Company determines the expected term of time-based vesting condition options using the simplified method which is used when there is insufficient historical data about exercise patterns. The simplified method is based on the vesting period and the contractual term for each grant, or for each vesting-tranche for awards with graded vesting. The mid-point between the vesting date and the maximum contractual expiration date is used as the expected term under this method.

The expected service period of the time- and market-based vesting condition options is based on projected exercise dates resulting from the Monte Carlo simulation for each award tranche.

Stock-Based Compensation Expense

The Company recognized stock-based compensation expense related to RSAs, RSUs, and stock options within general and administrative expenses in the consolidated statements of operations and comprehensive loss as follows:

| | Year Ended December 31, | | |
	2024	2023	2022
Stock-based compensation expense	$ 76,172	$ 99,388	$ 187,430

As of December 31, 2024, the Company had $111,957 in unrecognized compensation expense related to all non-vested RSUs and stock options that will be recognized over the weighted-average remaining service period of 1.2 years.

2021 Employee Stock Purchase Plan

Effective June 9, 2021, the Board and its stockholders as of that date adopted and approved the LifeStance Health Group, Inc. 2021 Employee Stock Purchase Plan (the "ESPP"). The ESPP permits the grant to eligible employees of the Company and its participating subsidiaries of options to purchase shares of the Company's common stock.

The aggregate number of shares of the Company common stock available for purchase pursuant to the exercise of options under the ESPP was 6,817 shares, plus an automatic annual increase, as of January 1 of each year beginning in 2022 and continuing through and including 2031, equal to the lesser of (i) one percent of the number of shares of the Company's common stock outstanding as of the close of business on the immediately preceding December 31 and (ii) the number of shares determined by the Board on or prior to such date for such year, up to a maximum of 42,500 shares of the Company's common stock in the aggregate. On January 1, 2024, the number of shares of common stock reserved and available for issuance under the ESPP increased by 3,787 shares. The ESPP allows participants to purchase common stock through payroll deductions of up to 15% of their eligible compensation. The purchase price of the shares will be 85% of the lower of the fair market value of the Company's common stock on the grant date or the exercise date.

The ESPP will generally be implemented by a series of separate offerings referred to as "Option Periods". Unless otherwise determined by the administrator, the Option Periods will be successive periods of approximately six months commencing on the first business day in January and July of each year, anticipated to be on or around January 1 and July 1, and ending approximately six months later on the last business day in June or December, as applicable, of each year, anticipated to be on or around June 30 and December 31. The last business day of each Option Period will be an "Exercise Date". The administrator may change the Exercise Date, the commencement date, the ending date and the duration of each Option Period, in each case, to the extent permitted by Section 423 of the Internal Revenue Code; provided, however, that no option may be exercised after 27 months from its grant date.

As of December 31, 2024 and 2023, no shares of common stock have been purchased under the Company's ESPP.

NOTE 12 INCOME TAXES

Benefit from Income Taxes

The benefit from income taxes is comprised of the following components:

| | Year Ended December 31, | | |
	2024	2023	2022
Current:			
Federal	$ 463	$ —	$ —
State	325	1,589	(433)
Total current	788	1,589	(433)
Deferred:			
Federal	836	(17,134)	(12,364)
State	(1,794)	(4,776)	(4,369)
Total deferred	(958)	(21,910)	(16,733)
Total income tax benefit	$ (170)	$ (20,321)	$ (17,166)

The net deferred tax assets and liabilities consist of the following:

		December 31,		
		2024		2023
Deferred tax assets				
Accruals and reserves	$	5,988	$	3,347
Net operating losses		41,015		48,218
Stock-based compensation		11,723		11,936
Interest limitation		15,910		12,102
Charitable contributions		2,422		2,639
Operating lease liabilities		50,632		59,970
Gross deferred tax assets		127,690		138,212
Valuation allowance		(18,951)		(14,974)
Net deferred tax assets		108,739		123,238
Deferred tax liabilities				
Property and equipment		(22,707)		(29,101)
Intangible assets		(62,634)		(64,940)
Right-of-use assets		(37,727)		(44,769)
Gross deferred tax liabilities		(123,068)		(138,810)
Net deferred tax liability	$	**(14,329)**	$	**(15,572)**

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before benefit from income taxes as follows:

	Year Ended December 31,					
	2024		2023		2022	
	Amount	%	Amount	%	Amount	%
Tax provision at U.S. federal statutory rate	$ (12,099)	21.0%	$ (43,382)	21.0%	$ (48,873)	21.0%
State income taxes, net of federal benefit	(1,193)	2.1%	(5,705)	2.8%	(4,183)	1.8%
Stock-based compensation	3,701	(6.4%)	4,343	(2.1%)	27,014	(11.6%)
IRC Section 162M limitation	5,070	(8.8%)	10,458	(5.1%)	5,685	(2.4%)
Valuation allowance	3,977	(6.9%)	13,549	(6.6%)	1,424	(0.6%)
Other adjustments	374	(0.7%)	416	(0.2%)	1,767	(0.8%)
Total	$ **(170)**	**0.3%**	$ **(20,321)**	**9.8%**	$ **(17,166)**	**7.4%**

Differences between the statutory rate are primarily the result of permanent book/tax differences between non-deductible equity awards, valuation allowance activity and state income taxes.

As of December 31, 2024, the Company has $164,547 of federal net operating loss carryforwards and $137,180 of state net operating loss carryforwards.

As of December 31, 2023, the Company has $191,668 of federal net operating loss carryforwards and $163,177 of state net operating loss carryforwards.

$436 federal net operating loss carryforwards begin to expire in 2037, and the remaining federal net operating loss carryforwards have no expiration. The state net operating loss carryforwards begin to expire in 2028.

Under Section 382 of the Internal Revenue Code of 1986, as amended, the Company's ability to utilize net operating loss carryforwards or other tax attributes, such as research tax credits (under IRC Section 383), in any taxable year may be limited if it experiences an ownership change. The Company completed an analysis of Section 382 ownership changes in its stock through April 12, 2024 and concluded that the Company has experienced ownership changes that will result in limitations in its ability to use certain of its net operating loss carryforwards. The Company may experience ownership changes in the future as a result of future transactions in its stock. If it is determined that the Company undergoes one or more ownership changes in the future, then the Company's ability to utilize its federal and state net operating loss carryforwards or other tax attributes may be limited or eliminated.

The Company regularly evaluates the realizability of its deferred tax assets and establishes a valuation allowance if it is more likely than not that some or all of the deferred tax assets will not be realized. As of December 31, 2024 and 2023, the Company had a valuation allowance of $18,951 and $14,974, respectively, against a portion of its charitable contribution carryforward and net operating loss carryforwards for which realization cannot be considered more likely than not at this time. The valuation allowance increased by $3,977 and $13,549 for the years ended December 31, 2024 and 2023, respectively.

Uncertain Income Tax Positions

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal and state jurisdictions in the United States where applicable. The Company's tax returns are still open under the U.S. statute from 2019 to the present. Earlier years may be examined to the extent that loss carryforwards are used in future periods. There are no tax matters under discussion with taxing authorities that are expected to have a material effect on the Company's consolidated financial statements.

The Company had no amounts accrued for interest and penalties related to tax contingencies for the years ended December 31, 2024 and 2023.

NOTE 13 COMMITMENTS AND CONTINGENCIES

Professional Liability Insurance

The Company's medical malpractice insurance coverage is subject to a $3,000 per claim limit and an annual aggregate shared limit of $8,000. Should the claims-made policy not be renewed or replaced with equivalent insurance, claims based on occurrences during its term, but reported subsequently, would be uninsured. The Company is not aware of any unasserted claims, unreported incidents, or claims outstanding that are expected to exceed malpractice insurance coverage limits as of December 31, 2024 and 2023.

Healthcare Industry

The healthcare industry is subject to numerous laws and regulations of federal, state, and local governments. These laws and regulations include, but are not necessarily limited to, matters such as licensure, accreditation, and government healthcare program participation requirements, reimbursement for patient services, and Medicare fraud and abuse. Recently, government activity has increased with respect to investigations and allegations concerning possible violations of fraud and abuse statutes and regulations by healthcare providers. Violation of these laws and regulations could result in expulsion from government healthcare programs together with imposition of significant fines and penalties, as well as significant repayments for patient services billed.

Laws and regulations concerning government programs, including Medicare and Medicaid, are complex and subject to varying interpretation. As a result of investigations by governmental agencies, various healthcare companies have received requests for information and notices regarding alleged noncompliance with those laws and regulations, which, in some instances, have resulted in companies entering into significant settlement agreements. Compliance with such laws and regulations may also be subject to future government review and interpretation as well as significant regulatory action, including fines, penalties, and potential exclusion from the related programs. There can be no assurance that regulatory authorities will not challenge the Company's compliance with these laws and regulations, and it is not possible to determine the impact (if any) such claims or penalties would have upon the Company. In addition, the contracts the Company has with commercial payors also provide for retroactive audit and review of claims.

Management believes that the Company is in substantial compliance with fraud and abuse as well as other applicable government laws and regulations. While no regulatory inquiries have been made, compliance with such laws and regulations is subject to government review and interpretation, as well as regulatory actions unknown or unasserted at this time.

General Contingencies

The Company is exposed to various risks of loss related to torts; theft of, damage to and destruction of assets; errors and omissions, injuries to employees, and natural disasters. These risks are covered by commercial insurance purchased from independent third parties. There has been no significant reduction in insurance coverage from the previous year in any of the Company's policies.

Litigation

The Company may be involved from time-to-time in legal actions relating to the ownership and operations of its business. Liabilities related to loss contingencies are recognized when the Company believes it is probable a liability has occurred and the amount can be reasonably estimated by management.

On April 26, 2023, a class action litigation captioned *Strong v. LifeStance Health Group, Inc.* was filed in the United States District Court for the District of Arizona against the Company by a putative class representing users of the Company's website who allege various privacy-related claims premised on the Company's use of pixel technologies on its website. The lawsuit seeks unspecified monetary damages. The process of resolving these matters is inherently uncertain and may develop over an extended period of time; therefore, at this time, the ultimate resolution cannot be predicted. The Company has not recorded any material accruals for loss contingencies and in management's opinion no material range of loss is estimable for this matter as of December 31, 2024.

NOTE 14 NET LOSS PER SHARE

The following table presents the calculation of basic and diluted net loss per share ("EPS") for the Company's common shares:

	Year Ended December 31,					
		2024		2023		2022
Net loss available to common stockholders'	$	(57,443)	$	(186,262)	$	(215,564)
Weighted-average shares used to compute basic and diluted net loss per share		379,147		367,457		355,278
Net loss per share, basic and diluted	**$**	**(0.15)**	**$**	**(0.51)**	**$**	**(0.61)**

The Company has issued potentially dilutive instruments in the form of RSAs, RSUs and stock options. The Company did not include any of these instruments in its calculation of diluted loss per share for the years ended December 31, 2024, 2023 and 2022 because to include them would be anti-dilutive due to the Company's net loss during the period. See Note 11 for the issued, vested and unvested RSAs, RSUs and stock options. The Company excluded the following potential common shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share:

	As of December 31,		
	2024	2023	2022
RSAs	2,255	5,479	16,796
RSUs	24,003	23,378	14,203
Stock options	13,476	13,476	13,476
	39,734	**42,333**	**44,475**